
11007723

ICONIX

BRAND GROUP, INC.

ANNUAL REPORT & FORM 10-K FOR YEAR ENDED DECEMBER 31, 2010


move
Only at Walmart
DANSKIN NOW

JOE BOXER

LONDON FOG

MARC ECKO

www.ecko.com
Go Friend Yourself
ECKŌ UNLTD.
WE ARE UNLIMITED


ARTFUL DODGER

Walmart

ROCAWEAR

ZOO YORK
CHAZ ORTIZ
ZOOYORK.COM


ROYAL VELVET
BED BATH & BEYOND

introducing
Sandra
by Sandra Lee
only at
sears
Turn ordinary
into extraordinary.

PEANUTS™


Candie's
ONLY AT KOHL'S

peace
happiness
Mudd


DANSKIN

BONGO
BONGO
BONGO
BONGO
kmart
sears

INTRODUCING RUMER WILLIS FOR
BADGLEY
MISCHKA

RAMPAGE

ICONIX

BRAND GROUP, INC.


STARTER

CANNON
EST. 1887

FIELDCREST

GABRIEL AUBRY HAS
CHARISMA

IN A WAVERLY WORLD...
WAVERLY



TO MY FELLOW SHAREHOLDERS

I am pleased to report that 2010 was another record year across the board for our Company. We achieved record revenue up over 40% from 2009; record net income up over 30% from 2009 and generated record free cash flow of $167 million. This strong performance was driven by strength across our portfolio of brands as well as our acquisition of Peanuts.

Our successes in 2010, including our acquisition of Peanuts, new partnership with Madonna, progress in China and other international territories, and continued organic growth, position us well for the future.

In June 2010, we acquired the iconic Peanuts brand, which extends our platform into new categories including character licensing and entertainment; expands our licensee base to over 1,000 licensees with strong new partners including Hallmark, Met Life, ABC, Warner Brothers, Cedar Fair, H&M and Old Navy; and broadens our international footprint to over 40 countries with approximately two-thirds of the Peanuts revenue generated outside of the U.S.

We formed a new partnership with Madonna, leveraging her persona and fame for apparel and accessory collections worldwide. Through this partnership we launched our first direct-to-retail license with Macy's for the Material Girl brand. We remain excited about this venture and believe it has growth beyond Material Girl.

In addition to our new partnership with Macy's we also signed several new licenses in 2010 including Material Girl at Hudson's Bay in Canada, Bongo at Kmart and Sears and Zoo York with Li & Fung. We also successfully renewed several direct-to-retail agreements including, Danskin Now and OP at Walmart, Mossimo at Target, Joe Boxer at Kmart and Sears and Charisma at Costco.

On the international front, we are pleased with our progress in 2010 and are encouraged by our future prospects. In 2010, we signed two new partnerships in China for our Candies and Badgley Mischka brands. Between the five brands we have already launched in China, our brands have approximately 200 stores open today with plans for over 450 stores by year end. Our Latin America business is continuing to grow through new direct-to-retail licenses with retailers including Suburbia, Falabella and Sears Mexico. We are also focused on new emerging markets and in 2010 signed our first license in India.

Acquisitions also remain an integral part of our long-term growth strategy. There are many iconic brands that exist today that would fit perfectly into our business model. With our strong free cash flow and the recent pay-down of our secured term loan facility which unencumbered a majority of our portfolio, we are well positioned with significant buying power. However, as always, we plan to remain disciplined and will only execute an acquisition that we believe is in the best interest of our Company.

Our strong performance in 2010 and the continued strength we saw in the first quarter of 2011 is further confirmation that we can continue to grow our business both organically and through acquisitions. While the environment continues to be challenged with inflation and consumer concerns, our Company has found itself in a unique spot with no direct inventory exposure or inflationary concerns.

Looking forward, we expect the strength of our direct-to-retail businesses to continue as the retailers have made it clear that proprietary brands are a focus. Our traditional licensing brands are well positioned within the retail landscape. International remains a large opportunity as we expand our brands around the world through our three international joint ventures in China, Europe and Latin America; our Peanuts platform; our Walmart brands and new initiatives. As we continue to execute on our international strategy, we believe over the next three to five years international can grow to over a third of our business, from approximately 17% today.

As owners of 27 iconic brands that represent approximately $12 billion in annual retail sales, we have made tremendous progress and are now the second largest licensing company in the world. We believe through our strong brand management and marketing platform as well as our network of best-in-class retail and wholesale partners we can continue to build on our success and deliver strong results for our Company and shareholders.

Sincerely,

NEIL COLE
CHAIRMAN AND CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______ TO ______

0-10593
(Commission File Number)

ICONIX BRAND GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	**11-2481903**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1450 Broadway, New York, New York 10018
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (212) 730-0030
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.001 Par Value	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	(NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the close of business on June 30, 2010 was approximately $1,031.0 million. As of February 22, 2011, 72,810,915 shares of the registrant's Common Stock, par value $.001 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's proxy statement for its annual meeting of stockholders to be held in 2011 are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K

ICONIX BRAND GROUP, INC. -FORM 10-K

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

Unless the context requires otherwise, references in this Form 10-K to the "Company", "Iconix", "we", "us", "our", or similar pronouns refer to Iconix Brand Group, Inc. and its consolidated subsidiaries, including: IP Holdings LLC, which is referred to as IP Holdings; Bright Star Footwear, Inc., which is referred to as Bright Star; Badgley Mischka Licensing LLC, which is referred to as Badgley Mischka Licensing; Mossimo Holdings LLC, which is referred to as Mossimo Holdings; OP Holdings LLC, which is referred to as OP Holdings; Studio IP Holdings LLC, which is referred to as Studio IP Holdings; Official-Pillowtex LLC, which is referred to as Official-Pillowtex or Pillowtex; Scion LLC, which is referred to as Scion; Artful Holdings LLC, which is referred to as Artful Holdings; IP Holdings Unltd LLC, herein referred to as IPH Unltd; Peanuts Holdings LLC, herein referred to as Peanuts Holdings; and Peanuts Worldwide LLC, herein referred to as Peanuts Worldwide. Joint ventures not subject to consolidation and referred to in the Form 10-K include: Iconix China Holdings Limited, which is herein referred to as Iconix China; Iconix Latin America LLC, which is herein referred to as Iconix Latin America; Hardy Way LLC, which is herein referred to as Hardy Way; Iconix Europe LLC, herein referred to as Iconix Europe; and MG Icon LLC, herein referred to as MG Icon.

PART I

Item 1. Business

General

The Company is a brand management company engaged in licensing, marketing and providing trend direction for a portfolio of owned consumer brands. The Company currently owns 17 brands through its wholly-owned subsidiaries: Candie's®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage®, Mudd®, London Fog®, Mossimo®, Ocean Pacific®/OP®, Danskin®, Rocawear®, Cannon®, Royal Velvet®, Fieldcrest®, Charisma®, Starter® and Waverly®, which it licenses directly to leading retailers (herein referred to as direct-to-retail), wholesalers and suppliers for use across a wide range of product categories, including apparel, footwear, sportswear, fashion accessories, home products and decor, and beauty and fragrance. In addition, Scion, a joint venture in which the Company has a 50% investment, owns the Artful Dodger® brand; Hardy Way, a joint venture in which the Company has a 50% investment, owns the Ed Hardy® brands; IPH Unltd, a joint venture in which the Company has a 51% investment, owns the Ecko® and Zoo York® brands; MG Icon, a joint venture in which the Company has a 50% investment, owns the Material Girl™ brand; and Peanuts Holdings, a joint venture in which the Company has an 80% investment, owns the Peanuts® brands through its wholly-owned subsidiary Peanuts Worldwide. Products bearing the Company's brands are sold across a variety of distribution channels, from the mass tier to the luxury market. The Company supports its brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provides its licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

The Company has a business strategy designed to maximize the value of the brands by entering into strategic licenses with partners that have the responsibility for designing, manufacturing and distributing the licensed products. Licensees are selected based upon the Company's belief that they will be able to produce and sell quality products in the categories of their specific expertise and that they are capable of exceeding minimum sales targets and royalties that the Company generally requires.

The Company plans to continue to build its brand portfolio by acquiring additional brands. In assessing potential acquisitions or investments, the Company primarily evaluates the strength of the target brand as well as the expected viability and sustainability of future royalty streams. The Company believes that this focused approach allows it to screen a wide pool of consumer brand candidates, quickly evaluate acquisition targets and efficiently complete due diligence for potential acquisitions.

In addition, the Company also seeks to monetize its brands through international licenses, partnerships and other arrangements, such as joint ventures. Since September 2008 the Company has established three 50% owned international joint ventures: Iconix China, Iconix Latin America and Iconix Europe.

The Company also continues to arrange, as agent, through its wholly-owned subsidiary, Bright Star, for the manufacture of footwear products for mass market and discount retailers under their private label brands. Bright Star has no inventory and earns commissions on sales.

Since October 2004, the Company has acquired the following 15 brands:

Date acquired	Brand
October 2004	Badgley Mischka
July 2005	Joe Boxer
September 2005	Rampage
April 2006	Mudd
August 2006	London Fog
October 2006	Mossimo

November 2006	Ocean Pacific/OP
March 2007	Danskin
March 2007	Rocawear
October 2007	Official-Pillowtex brands (Cannon, Royal Velvet, Fieldcrest and Charisma)
December 2007	Starter
October 2008	Waverly

In addition to the acquisitions above, the Company has acquired ownership interests in the following brands through its investments in joint ventures:

Date Acquired/Invested	Brand	Investment / Joint Venture	Iconix's Investment
November 2007	Artful Dodger	Scion	50%
May 2009	Ed Hardy	Hardy Way	50%
October 2009	Ecko and Zoo York	IPH Unltd	51%
March 2010	Material Girl	MG Icon	50%
June 2010	Peanuts	Peanuts Holdings	80%

Further, the Company formed the following joint ventures to develop and market the brands in specific international markets:

Date Created	Investment / Joint Venture	Iconix's Investment
September 2008	Iconix China	50%
December 2008	Iconix Latin America	50%
December 2009	Iconix Europe	50%

Through its licensing model, the Company has eliminated inventory risk and substantially reduced the operating exposure associated with traditional operating companies, improved its cash flows and net income margins, and benefited from the model's scalability, all of which enables the Company to leverage new business with its existing infrastructure. The Company's objective is to capitalize on its brand management expertise and relationships and continue to build a diversified portfolio of consumer brands that generate increasing revenues.

Additional information

The Company was incorporated under the laws of the state of Delaware in 1978. Its principal executive offices are located at 1450 Broadway, New York, New York 10018 and its telephone number is (212) 730-0300. The Company's website address is www.iconixbrand.com. The information on the Company's website does not constitute part of this Form 10-K. The Company has included its website address in this document as an inactive textual reference only. Candie's®, Bongo®, Joe Boxer®, Rampage®, Mudd® and London Fog® are the registered trademarks of the Company's wholly-owned subsidiary, IP Holdings; Badgley Mischka® is the registered trademark of the Company's wholly-owned subsidiary, Badgley Mischka Licensing; Mossimo® is the registered trademark of the Company's wholly-owned subsidiary, Mossimo Holdings; Ocean Pacific® and OP® are the registered trademarks of the Company's wholly-owned subsidiary, OP Holdings; Danskin®, Danskin Now®, Rocawear®, Starter® and Waverly® are the registered trademarks of the Company's wholly-owned subsidiary, Studio IP Holdings; and Fieldcrest®, Royal Velvet®, Cannon® and Charisma® are the registered trademarks of the Company's wholly-owned subsidiary, Official-Pillowtex. Each of the other trademarks, trade names or service marks of other companies appearing in this Form 10-K is the property of its respective owner.

The Company's brands

The Company's objective is to continue to develop and build a diversified portfolio of iconic consumer brands by organically growing its existing portfolio and by acquiring new brands and entering into joint ventures or other partnerships, each of which leverage the Company's brand management expertise and existing infrastructure. To achieve this objective, the Company intends to:

- *extend its existing brands* by adding additional product categories, expanding the brands' distribution and retail presence and optimizing its licensees' sales through innovative marketing that increases consumer awareness and loyalty;

- *continue its international expansion* through additional licenses, partnerships, joint ventures and other arrangements with leading retailers and wholesalers worldwide; and

- *continue acquiring consumer brands or the rights to such brands* with high consumer awareness, broad appeal, applicability to a range of product categories and an ability to diversify the Company's portfolio.

In managing its brands, the Company seeks to capitalize on the brands' histories, while simultaneously working to keep them relevant to today's consumer.

As of December 31, 2010, the combined brand portfolio of the Company and its joint ventures consisted of the following 23 iconic consumer brands:

Wholly-owned brands

Candie's. Candie's is known primarily as a junior lifestyle brand, with products in the footwear, apparel and accessories categories, and has achieved brand recognition for its flirty and fun image and affiliations with celebrity spokespeople. The Company purchased the brand from a predecessor company in 1993, making it the Company's longest held trademark. The primary licensee for Candie's is Kohl's Department Stores, Inc., herein referred to as Kohl's, which commenced the roll out of the brand in July 2005 in all of its stores with a multi-category line of Candie's lifestyle products, including sportswear, denim, footwear, handbags, intimate apparel, children's apparel, fragrance and home accessories. Candie's shop-in-shops are in all Kohl's stores, creating a brand specific shopping experience. Celebrity spokespeople for the Candie's brand over the past two decades have included Jenny McCarthy, Destiny's Child, Kelly Clarkson, Hilary Duff, Fergie, Hayden Panetierre, Britney Spears, and currently Vanessa Hudgens. The brand is also being developed internationally primarily through our joint ventures.

Bongo. The Bongo brand is positioned as a California lifestyle brand, with a broad range of women's and children's casual apparel and accessories, including denim, sportswear, eyewear, footwear and watches. The brand was established in 1982 and was purchased by the Company in 1998. In February 2010, the Company signed an exclusive direct-to-retail license agreement with Kmart Corporation, herein referred to as Kmart, a wholly-owned subsidiary of Sears Holding Corporation, for the brand in the United States and its territories covering apparel, accessories and other categories. Celebrity spokespeople for the Bongo brand have included Liv Tyler, Rachel Bilson, Nicole Richie, Vanessa Minnillo, Kim Kardashian, Jesse McCartney, and most recently, Audrina Patridge. The brand is also being developed internationally primarily through our joint ventures.

Badgley Mischka. The Badgley Mischka brand is known as one of the premiere couture eveningwear brands. The brand was established in 1988 and was acquired by the Company in October 2004. Badgley Mischka products are sold in luxury department and specialty stores, including Bergdorf Goodman, Neiman Marcus and Saks Fifth Avenue, with its largest retail categories being women's apparel and accessories. The Company has 16 Badgley Mischka licenses, including a direct-to-retail license with the Home Shopping Network for a diffusion brand, American Glamour by Badgley Mischka. Badgley Mischka designs have been worn by such celebrities as Angelina Jolie, Catherine Zeta Jones, Halle Berry, Kate Winslet, Ashley and Mary Kate Olsen, Teri Hatcher, Eva Longoria, Carrie Underwood, Lauren Hutton, Angelica Huston and Brooke Shields, and most recently, Rumer Willis. The brand is also being developed internationally primarily through our joint ventures.

Joe Boxer. Joe Boxer is a highly recognized underwear, sleepwear and loungewear brand known for its irreverent and humorous image and provocative promotional events. The brand was established in 1985 and was acquired by the Company in July 2005. Since August 2001, Kmart has held the exclusive license for the brand in the United States covering apparel, fashion accessories and home products for men, women, teens and children. In September 2006, the Company expanded the license with Kmart to extend the brand into all Sears stores. The brand is currently licensed in multiple categories. The brand is also being developed internationally primarily through our joint ventures.

Rampage. Rampage was established in 1982 and is known as a contemporary/junior women's sportswear brand. The brand was acquired by the Company in September 2005. Rampage products are sold through better department stores such as Macy's, with the largest retail categories being sportswear, footwear, intimate apparel and swimwear. The Company licenses the brand to 17 wholesalers in the United States and to partners in Thailand and the Middle East. Supermodels Petra Nemcova and Gisele Bundchen have previously been the spokespersons for the Rampage brand and have modeled for its campaigns in past seasons. Most recently, the spokesperson for the brand has been Bar Rafaeli. The brand is also being developed internationally primarily through our joint ventures.

Mudd. Mudd is a highly recognizable junior apparel brand, particularly in the denim and footwear categories. It was established in 1995 and acquired by the Company in April 2006. In November 2008, the Company entered into a multi-year licensing agreement with Kohl's under which Kohl's became the exclusive U.S. retailer for apparel, footwear, fashion accessories, jewelry and eyewear. The brand was launched at Kohl's in July 2009 and is currently sold in all Kohl's stores in over 25 categories. The brand is also being developed internationally primarily through our joint ventures.

London Fog. London Fog is a classic brand known worldwide for its outerwear, cold weather accessories, umbrellas, luggage and travel products. The brand was established over 80 years ago and was acquired by the Company in August 2006. The brand is sold primarily through the department store channel. The Company has 16 London Fog licenses, including a direct-to-retail license agreement with Hudson's Bay Corporation in Canada, covering apparel, accessories and lifestyle products. Most recently, the celebrity spokesperson for the brand was Christina Hendricks. The brand is also being developed internationally through our joint ventures.

Mossimo. Mossimo is known as a contemporary, active and youthful lifestyle brand and is one of the largest apparel brands in the U.S.. The brand was established in 1986 and acquired by the Company in October 2006. Since 2000, Target Corporation, herein referred to as Target, has held the exclusive Mossimo license in the U.S., covering apparel products for men, women and children, including casual sportswear, denim, swimwear, bodywear, watches, handbags and other fashion accessories. The brand is also licensed to wholesale partners in Australia, New Zealand, the Philippines, India and Japan. The brand is also being developed internationally through our joint ventures.

Ocean Pacific/OP. Ocean Pacific and OP are global action-sports lifestyle apparel brands which trace their heritage to Ocean Pacific's roots as a 1960's surfboard label. The Company acquired the Ocean Pacific brands in November 2006 at which time it assumed 15 domestic licenses covering such product categories as footwear, sunglasses, kids' apparel and fragrance. In 2008, the U.S. OP business was converted to a direct-to-retail license with Wal-Mart Stores, Inc., herein referred to as Wal-Mart. In Spring 2008, OP launched exclusively in select Wal-Mart stores in the U.S, and was expanded to all stores in the U.S. in 2009. It is also distributed by Wal-Mart in Canada, Mexico and Argentina. In addition, OP has licenses covering Japan, the Middle East region, and other territories around the world. The brand is also being developed internationally primarily through our joint ventures.

Danskin. Danskin, the Company's oldest brand, is a 126 year-old iconic brand of women's activewear, legwear, dancewear, yoga apparel and fitness equipment, which the Company acquired in March 2007. The Danskin brand is sold through better department, mid-tier, specialty and sporting goods stores, as well as through Danskin.com. In addition, the Danskin Now brand has been licensed to Wal-Mart on a direct-to-retail basis for apparel and fitness equipment. In January 2009, the Danskin Now brand was repositioned and re-launched at Wal-Mart with an expanded assortment of products. The brand is also being developed internationally primarily through our joint ventures.

Rocawear. Rocawear is a leading urban lifestyle apparel brand established by Shawn "Jay-Z" Carter and his partners in 1999. The Company acquired the Rocawear brand in March 2007. The Rocawear brand is currently licensed in the United States in 30 categories, including men's, women's and kids' apparel, outerwear, footwear, jewelry, handbags and fragrance. Rocawear products are sold primarily through better department and specialty stores. The brand is also licensed to wholesale partners in the Middle East, Russia, Canada and Japan, and is also being developed internationally through our joint ventures. The founder, Jay-Z, remains actively involved in the brand as an owner of the core licensee, and serves as the brand's creative director pursuant to an endorsement and services agreement signed in March 2007. The initial term of the endorsement and services agreement expires on December 31, 2011, subject to renewal by mutual agreement of the parties. Jay-Z was featured in Rocawear's 2009 and 2010 advertising campaigns.

Cannon. Cannon is one of the most recognizable brands in home textiles with a strong heritage and history and is known as the first textile brand to sew logos onto products. When the Company acquired Cannon, it was distributed in over 1,000 regional department stores, including Meijer, ShopKo, Mervyn's and Steinmart, as well as in Wal-Mart and Costco. In February 2008, the Company signed a direct-to-retail license with Kmart for Cannon to be sold exclusively in both Kmart and Sears stores in multiple categories. Cannon was established in 1887, making it the Company's third oldest brand. The brand is also licensed to wholesale partners in Thailand and Indonesia. The brand is also being developed internationally primarily through our joint ventures.

Royal Velvet. Royal Velvet is a distinctive luxury home textile brand that strives to deliver the highest quality to consumers. Royal Velvet products include towels, sheets, rugs and shams. The Royal Velvet towel has been an industry standard since 1954. The core licensee for Royal Velvet is Li & Fung Limited, which in February 2008 established an exclusive distribution arrangement with Bed Bath & Beyond Inc. for certain Royal Velvet products. In the past, celebrity spokespeople for the advertising campaign have included Brooke Shields and her family. The brand is also being developed internationally primarily through our joint ventures.

Fieldcrest. Fieldcrest is a brand known for quality bed and bath textiles that are easy care, soft, easy to coordinate and classic in style. Fieldcrest home products are sold through the mass channel, with Target having the exclusive direct-to-retail license with Target in the United States, which was launched at Target in Spring 2005. During 2009, the brand was re-positioned within Target as its luxury home brand. The brand is also licensed to wholesale partners in Canada, Thailand, New Zealand and South Korea, and is also being developed internationally through our joint ventures. The Fieldcrest brand was created in 1883, making it the Company's second oldest brand. The brand is also being developed internationally primarily through our joint ventures.

Charisma. Charisma home textiles were introduced in the 1970's and are known for their quality materials and classic designs. In February 2009, the Company signed a direct-to-retail license with Costco Wholesale Corporation, herein referred to as Costco, for certain Charisma products to be sold in Costco stores and on costco.com in the U.S. and its territories. The brand is also licensed to wholesale partners for certain products in the U.S. and its territories and Canada through better department stores such as Bloomingdales. In the past, celebrity spokespeople for the advertising campaign included Jason Lewis, and most recently Gabriel

Aubry. The brand is also being developed internationally primarily through our joint ventures.

Starter. Starter, founded in 1971, is one of the original brands in licensed team sports merchandise and is a highly recognized brand of athletic apparel and footwear. The Company acquired Starter in December 2007. At the time of the acquisition, the brand was distributed in the United States primarily at Wal-Mart through a number of different wholesale licensees. In July 2008, the brand was licensed to Wal-Mart on a direct-to-retail basis. In Spring 2009, the Starter brand had an expanded re-launch in all U.S. Wal-Mart stores, supported by an advertising campaign featuring Tony Romo, quarterback of the Dallas Cowboys. The brand is also licensed to wholesale partners in Europe, and is also being developed internationally through our joint ventures.

Waverly. Founded in 1923, Waverly is a premier home fashion and lifestyle brand and one of the most recognized names in home decor. Waverly has a direct-to-retail agreement with Lowe's Companies, Inc. for Waverly Home Classics for a variety of select home furnishings. In 2010, the Company entered into a license for the Waverly brand and designs with Pactiv Corporation for use on a wide range of disposable tablewear products. Waverly also has licenses for products including fabric, window treatments and bedding that are sold through retailers such as Jo-Ann's and JC Penney as well as interior design rooms. The brand is also being developed internationally primarily through our joint ventures.

Brands Owned by the Company's Joint Ventures

Scion LLC

Scion is a brand management and licensing company formed by the Company with Shawn "Jay-Z" Carter in March 2007 to buy, create, develop and license brands across a spectrum of consumer product categories. In November 2007, Scion, through its wholly-owned subsidiary, Artful Holdings LLC, purchased the Artful Dodger brand, a high end urban apparel brand. The brand is currently licensed in the United States for men's and young men's sportswear.

Hardy Way

In May 2009, the Company acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brands and trademarks. Don Ed Hardy and his artwork date back to 1967 when he transformed the tattoo business into an artistic medium. He began licensing his name and artwork for apparel in 2003 and today the Ed Hardy brand is recognized by its tattoo inspired lifestyle products. Over the past five years, Ed Hardy has developed into a global consumer products brand sold in over 58 countries and 50 different categories.

IPH Unltd

In October 2009, the Company, through the newly formed joint venture company IPH Unltd, acquired a 51% controlling stake in the Ecko portfolio of brands, including the Ecko brands and Zoo York.

The Ecko brands. Founded in 1993, Ecko and its various diffusion brands (e.g. Ecko Unltd, Ecko Red, Mark Ecko, among others) are marketed and sold to a wide spectrum of consumers in various lifestyle categories, including active-athletic, streetwear, collegiate/preppy and denim fashion. There are currently 26 licenses for Ecko products in the United States, including men's, women's and kids' apparel, outerwear, underwear and footwear. Ecko products are sold primarily through better department and specialty stores as well as freestanding Ecko retail scores. The Ecko brands are also licensed to wholesale partners in Japan, Latin America, Australia, India, South Africa and other countries throughout the world.

Zoo York. Zoo York is an East Coast based action lifestyle brand, named for the graffiti-art infused counterculture of 1970's New York City. There are currently 8 licenses for Zoo York products, including men's, women's and kids' apparel and footwear. In December 2009, the brand was licensed to Li & Fung USA for the core men's apparel category, beginning January 1, 2010 for an initial term of five years. Among its current spokespeople is Zered Bassett, a world renowned skateboarder on the Zoo York skateboard team.

MG Icon

MG Icon is a brand management and licensing company formed by the Company with Madonna and Guy Oseary in March 2010 to buy, create, develop and license brands across a spectrum of consumer product categories, with Madonna serving as the creative director. Concurrent with the formation of this joint venture, MG Icon entered into a direct-to-retail license with Macy's covering a wide array of consumer categories for MG Icon's Material Girl brand. MG Icon is also party to a license with Dolce & Gabbana covering eyewear under the brand MDG.

Peanuts Worldwide

In June 2010, the Company, through its wholly-owned subsidiary Icon Entertainment LLC, acquired an 80% controlling stake in Peanuts Holdings, which, through its wholly-owned subsidiary, Peanuts Worldwide, owns and manages the Peanuts brands and related assets, including a number of third party-owned brands, such as Dilbert and Fancy Nancy. The Company's 20% partner in Peanuts

Holdings is the family of Charles Schulz, the creator of the Peanuts brand, which includes such iconic characters as Snoopy, Charlie Brown, Lucy, Linus, Peppermint Patty, Sally, Schroeder, Pig-Pen and Woodstock. Peanuts has a strong diversified global licensing platform with over 1,000 licensing agreements including relationships with MetLife, ABC Network, Hallmark, Universal Studios, Warner Bros., Cedar Fair, H&M, Benetton, Old Navy, CVS and Walgreens. The Peanuts brand is licensed in over 40 countries.

International Joint Ventures

Iconix China

In September 2008, the Company and Novel Fashions Holdings Limited, herein referred to as Novel, formed a joint venture, herein referred to as Iconix China, to develop, exploit and market the Company's brands in the People's Republic of China, Hong Kong, Macau and Taiwan, herein referred to as the China territory. Iconix China seeks to maximize brand monetization through investment, whereby Iconix China receives a minority equity stake in local operating companies in exchange for the rights to one or more of the Company's brands in the China territory and brand management support. Since September 2008, Iconix China has completed five separate investments for its Rampage, London Fog, Rocawear, Badgley Mischka and Candie's brands.

Iconix Latin America

In December 2008, the Company contributed substantially all rights to its wholly-owned brands in Mexico, Central America, South America, and the Caribbean, herein referred to as the Latin America territory, to Iconix Latin America, a newly formed wholly-owned subsidiary. Also in December 2008 and shortly after the formation of Iconix Latin America, New Brands America LLC, herein referred to as New Brands, an affiliate of the Falic Group, purchased a 50% interest in Iconix Latin America, to assist the Company in developing, exploiting, marketing and licensing the Company's brands in the Latin America territory. Iconix Latin America has a total of 24 licenses for various consumer products for the Bongo, Joe Boxer, Candie's, Ocean Pacific/OP, Rampage, Mossimo, Danskin, Rocawear, Cannon, Fieldcrest and Starter brands.

Iconix Europe

In December 2009, the Company contributed substantially all rights to its wholly-owned brands in all member states and candidate states of the European Union, and certain other European countries, herein referred to as the European territory, to Iconix Europe, a newly formed wholly-owned subsidiary of the Company. Also, in December 2009 and shortly after the formation of Iconix Europe, an investment group led by The Licensing Company and Albion Equity Partners LLC, purchased a 50% interest in Iconix Europe through Brand Investments Vehicle Group 3 Limited to assist the Company in developing, exploiting, marketing and licensing the Company's brands in the European territory. Iconix Europe has a total of 9 licenses for various consumer products for the Joe Boxer, London Fog, Ocean Pacific/OP, Rocawear, Cannon, Fieldcrest, Royal Velvet, Charisma and Starter brands.

Other

Bright Star

Bright Star provides design direction and arranges for the manufacturing and distribution of men's private label footwear products primarily for Wal-Mart under its private labels. Bright Star acts solely as an agent and never assumes ownership of the goods. For each of the years ended December 31, 2010, 2009, and 2008 Bright Star's agency commissions represented approximately 1% or less of the Company's revenues.

Licensing and other relationships

The Company's business strategy is to maximize the value of its brands by entering into strategic licenses with partners who have the responsibility for manufacturing and selling the licensed products. The Company licenses its brands with respect to a broad range of products, including apparel, footwear, fashion accessories, sportswear, home products and décor, and beauty and fragrance. The Company seeks licensees with the ability to produce and sell quality products in their licensed categories and the demonstrated ability to meet and exceed minimum sales thresholds and royalty payments to the Company.

The Company maintains direct-to-retail and traditional wholesale licenses. Typically, in a direct-to-retail license, the Company grants exclusive rights to one of its brands to a single national retailer for a broad range of product categories. For example, the Candie's brand is licensed exclusively to Kohl's in the United States across approximately 25 product categories. Direct-to-retail licenses provide retailers with proprietary rights to national brands and favorable economics. Proprietary brands also typically receive greater support from retailers, including premium shelf space and strong in-store presentations. In a traditional wholesale license, the Company grants rights to a single or small group of related product categories to a wholesale supplier, who is permitted to sell licensed products to multiple stores within an approved channel of distribution. For example, the Company licenses the Rocawear brand to numerous wholesale suppliers for products ranging from footwear and apparel to handbags and fragrances, for sale and distribution primarily to department and specialty stores.

Each of the Company's licenses has a stipulated territory or territories, as well as distribution channels in which the licensed products may be sold. Currently, most of the Company's revenues are from U.S. based licenses, but the Company also seeks to monetize its trademarks internationally through licenses, partnerships, and other arrangements, such as joint ventures. Beginning in 2008, the Company entered into three international joint ventures. For further information, see above for discussion on Iconix China, Iconix Latin America and Iconix Europe.

The Company's licenses typically require the licensee to pay the Company royalties based upon net sales with guaranteed minimum royalties in the event that net sales do not reach certain specified targets. The Company's licenses also typically require the licensees to pay to the Company certain minimum amounts for the advertising and marketing of the respective licensed brands. As of January 1, 2011 the Company and its joint ventures had a contractual right to receive over $700 million of aggregate minimum royalty revenue through the balance of all of their current licenses, excluding any renewals.

The Company believes that coordination of brand presentation across product categories is critical to maintaining the strength and integrity of its brands. Accordingly, the Company typically maintains the right in its licenses to preview and approve all product, packaging and other presentations of the licensed mark. Moreover, in many of its licenses, prior to each season, representatives of the Company supply licensees with trend guidance as to the "look and feel" of the current trends for the season, including colors, fabrics, silhouettes and an overall style sensibility, and then work with licensees to coordinate the licensed products across the categories to maintain the cohesiveness of the brand's overall presentation in the market place. Thereafter, the Company obtains and approves (or objects and requires modification to) product and packaging provided by each licensee on an on-going basis. In addition, the Company communicates with its licensees throughout the year to obtain and review reporting of sales and the calculation and payment of royalties.

For the year ended December 31, 2010, the Company's largest direct-to-retail licenses were with Wal-Mart for the OP, Starter and Danskin brands, Target for the Mossimo brand, Kohl's for the Candie's brand and Sears/Kmart for the Joe Boxer brand, which collectively represented approximately 35% of total revenue for the period. The Company's largest wholesale licensee was Li & Fung USA for Rocawear and Ecko's children and junior sportswear, and Royal Velvet and Cannon home furnishings, which collectively represented approximately 12% of total revenue for the period.

Key direct-to-retail licenses

Wal-Mart licenses

Revenue generated by the Company's three licenses with Wal-Mart, accounted for 21%, 23%, and 3% of the Company's revenue for the years ended December 31, 2010 ("2010"), 2009 ("2009") and 2008 ("2008"), respectively. The following is a description of these licenses:

Danskin Now. As part of the Danskin brand acquisition in March 2007, the Company acquired a license with Wal-Mart, which commenced in 2003. Pursuant to the license, Wal-Mart was granted the exclusive right to manufacture, market and sell through Wal-Mart stores a broad range of active apparel and related products under the Danskin Now trademark. In July 2008, the Company entered into a new license agreement with Wal-Mart for an initial term beginning January 1, 2009 and continuing through December 31, 2010. During 2010 Wal-Mart exercised its option to renew the license through December 31, 2012. The license is subject to Wal-Mart's option to renew for up to two additional two year terms, each contingent on Wal-Mart meeting specified performance and minimum sales standards. Further, the licensed territory was expanded from the prior agreement to include Canada, Central America and Argentina. The license also provides for guaranteed annual minimum royalties that Wal-Mart is obligated to pay the Company for each contract year.

Ocean Pacific/OP. In August 2007, the Company entered into an exclusive license agreement with Wal-Mart granting Wal-Mart the right to design, manufacture, sell and distribute a broad range of apparel and accessories under the Ocean Pacific/OP marks in the United States for an initial term ending on June 30, 2011, subject to Wal-Mart's option to renew for up to three additional 2 year terms, each contingent on Wal-Mart meeting specified performance and minimum sales standards. The agreement also grants Wal-Mart rights to use the brands in Brazil, China and India, as well as the right of first negotiation with respect to other international territories and provides for minimum royalties that Wal-Mart is obligted to pay the Company for each contract year.

Starter. In December 2007, the Company entered into a license agreement with Wal-Mart granting Wal-Mart the exclusive right to design, manufacture, sell and distribute a broad range of apparel and accessories under the Starter trademark in the United States, Canada and Mexico. The initial term of this license expires on December 31, 2013, subject to Wal-Mart's option to renew for up to three additional consecutive terms of five years, each contingent on Wal-Mart meeting specified performance and minimum sales standards. The license also provides for minimum royalties that Wal-Mart is obligated to pay the Company for each contract year.

Target licenses

Revenue generated by the Company's three licenses with Target, accounted for 7%, 10%, and 11% of the Company's revenue for 2010, 2009 and 2008, respectively. The following is a description of these licenses:

Mossimo. As part of the Company's acquisition of the Mossimo trademarks in October 2006, the Company acquired the license with Target, which was originally signed in 2000 and was subsequently amended and restated in March 2006. Pursuant to this license, Target has the exclusive right to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores. In January 2009, Target renewed the license through January 31, 2012. If Target is current with payments of its obligations under the license, Target has the right to renew the license on the same terms and conditions for successive additional terms of two years each.

Fieldcrest. As part of the Company's acquisition of Official-Pillowtex in October 2007, the Company acquired the license with Target for the Fieldcrest brand, which commenced in March 2004. Pursuant to this license, Target has the exclusive right to produce and distribute substantially all Fieldcrest-branded home furnishing products sold in the United States, its territories and possessions through Target retail stores. In November 2009, Target renewed the license for an additional five year period, expiring January 31, 2015.

Waverly. As part of the Company's acquisition of Waverly in October 2008, the Company acquired the license with Target for the Waverly brand, which was originally signed in April 2005 and was subsequently amended and restated in February 2008, and again in September 2008. Pursuant to this license, Target was granted the exclusive right to produce and distribute substantially all Waverly Home-branded home furnishing products sold in the United States, its territories and possessions through Target retail stores. This license expired by its terms on January 31, 2011.

Kohl's licenses

Revenue generated by the Company's two licenses with Kohl's, accounted for 6%, 8%, and 6% of the Company's revenue for 2010, 2009 and 2008, respectively. The following is a description of these licenses:

Candie's. In December 2004, the Company entered into a license agreement with Kohl's for an initial term of five years expiring January 29, 2011. Pursuant to this license, the Company granted Kohl's the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie's trademark, including women's, juniors' and children's apparel, accessories (except prescription eyewear), beauty and personal care products, home accessories and electronics. Kohl's was also granted the non-exclusive right to sell footwear and handbags bearing the Candie's brand through December 31, 2006, which rights became exclusive to Kohl's on January 1, 2007. In November 2009, the license agreement was amended to extend the term for an additional five year period expiring on January 29, 2016. Kohl's also has the option to renew the license for up to two additional consecutive terms of five years contingent on Kohl's meeting specified performance and minimum sale standards. The agreement, as amended, also provides for minimum royalties and advertising payments that Kohl's is obligated to pay the Company for each contract year.

Kohl's does not have the right to sell Candie's ophthalmic eyewear (currently sold predominantly in doctors' offices), which has been licensed to Viva International Group, Inc. since 1998.

Mudd. In November 2008, the Company entered into a license agreement with Kohl's granting Kohl's the exclusive right to design, manufacture, sell and distribute a broad range of Mudd-branded apparel and accessories in the United States and its territories. The initial term of this license expires on January 31, 2015, subject to Kohl's option to renew for up to three additional consecutive terms of five years. The agreement also provides for minimum royalties that Kohl's is obligated to pay the Company for each contract year.

Kmart/Sears licenses

Revenue generated by the Company's three licenses with Kmart, accounted for 5%, 6%, and 5% of the Company's revenue for 2010, 2009 and 2008, respectively. The following is a description of these licenses:

Joe Boxer. As part of the Company's acquisition of Joe Boxer in July 2005, the Company acquired the license with Kmart, which commenced in August 2001, pursuant to which Kmart was granted the exclusive right to manufacture, market and sell through Kmart stores located in the United States and its territories a broad range of products under the Joe Boxer trademark, including men's, women's and children's underwear, apparel, apparel-related accessories, footwear and home products, for an initial term that was due to expire in December 2007.

In September 2006, the Company entered into a new license with Kmart that extended the initial term through December 31, 2010. The license was renewed by Kmart in June 2010 for an additional five year term expiring December 31, 2015 and is further subject to Kmart's option to renew the license for up to three additional terms of five years. This license also provides for guaranteed annual minimum royalties and provides for the expansion of Joe Boxer's distribution into Sears stores.

Cannon. In February 2008, the Company entered into a license agreement with Kmart granting Kmart the exclusive right to design, manufacture, sell and distribute a broad range of home furnishings under the Cannon trademark in the United States and Canada. The initial term of this license expires on February 1, 2014, subject to Kmart's option to renew for up to three additional consecutive terms of five years, each contingent on Kmart meeting specified performance and minimum sale standards. The agreement also provides for minimum royalties that Kmart is obligated to pay the Company for each contract year. The Cannon brand was fully launched in both Kmart and Sears stores in the Company's third fiscal quarter of 2009.

Bongo. In February 2010, the Company entered into a license agreement with Kmart granting Kmart the exclusive right to design, manufacture, sell and distribute a broad range of apparel, accessories and other categories under the Bongo trademark in the United States and its territories. The initial term of this license expires on February 1, 2016. The agreement also provides for minimum royalties that Kmart is obligated to pay the Company for each contract year. The Bongo brand was fully launched in Sears stores during the Fall 2010.

Key wholesale licenses

Li & Fung USA and affiliate licenses

Total revenue generated from these licenses with Li & Fung USA and its affiliate Wear Me Apparel LLC (herein referred to as Wear Me) accounted for 12%, 13%, and 15% of the Company's overall revenue in 2010, 2009 and 2008, respectively.

As part of the Company's acquisition of Official-Pillowtex in October 2007, the Company acquired the licenses with Li & Fung USA for the Royal Velvet and Cannon brands. Pursuant to these licenses, Li & Fung USA has the exclusive right to produce and distribute Cannon branded home furnishing products in certain countries outside of the United States and Canada and the worldwide right to produce and distribute home furnishing products under the Royal Velvet marks. The initial terms of the licenses expire on December 31, 2013, subject to Li & Fung USA's option to renew for additional three years terms for Royal Velvet and additional five year terms for Cannon.

During 2009, Li & Fung USA, through its acquisition of Wear Me, acquired the rights to certain exclusive licenses for our Rocawear, Ecko and Zoo York brands.

Marketing

The Company believes that marketing is a critical element in maximizing brand value to its licensees and to the Company. The Company's in-house marketing team tailors advertising for the Company's brands, and each year the Company develops new advertising campaigns that incorporate the design aesthetic of each brand.

The Company believes that its innovative national advertising campaigns result in increased sales and consumer awareness of its brands. Because of the Company's established relationships with agents, managers, magazine publishers and the media in general, the Company has been able to leverage advertising dollars into successful public relations campaigns that reach tens of millions of consumers. With respect to its joint ventures, the Company works with its joint venture partners with respect to marketing, advertising and trend direction.

The Company's advertising expenditures for each of its brands are dedicated largely to creating and developing creative advertising concepts, reaching appropriate arrangements with spokespeople, advertisements in magazines and trade publications, running Internet advertisements and promoting public relations events, securing product placements and developing sweepstakes and media contests often featuring personal appearances and concerts. The advertisements for the Company's various brands have appeared in fashion magazines such as *Cosmopolitan, Elle, InStyle* , *Seventeen* and *Teen Vogue* , as well as in popular lifestyle and entertainment magazines such as *People, Us Weekly* and *In Touch* , in newspapers and on outdoor billboards. The Company also has used television commercials to promote certain of its brands, partnering with licensees to create and air commercials that will generate excitement for its brands with consumers. Further, the Company markets certain of its brands online, through e-mail blasts, banner advertisements, online sweepstakes and gift with purchase programs. The Company maintains a website (www.iconixbrand.com) to further market its brands. In addition, the Company has established an intranet for approved vendors and service providers who can access additional materials and download them through a secure network. The Company also maintains, in some cases through its licensees, separate, dedicated sites for its brands.

Many of the Company's license agreements require the payment of an advertising royalty by the licensee, and in certain cases, the Company's licensees supplement the marketing of the Company's brands by performing additional advertising through trade, cooperative or other sources.

The Company has organized its brand management and marketing functions to foster its ability to develop innovative and creative marketing and brand support for its brands. This structure can be leveraged to support future acquisitions with limited growth in expense. Typically, each brand is staffed with a brand manager who is supported by a fashion and product development team and who works closely with the creative and graphic groups in the advertising department. Although each brand's creative direction and image is developed independently, the creative team meets together on a regular basis to share ideas that might work across multiple or all brands. Licensees are provided information both through group meetings and individual sessions, as well as through intranet sites, where creative ideas, brand marketing campaigns and graphics are accessible and easy to download and use in an authorized manner.

Trend direction

The Company's in-house trend direction teams support the brands by providing licensees with unified trend direction and guidance and by coordinating the brand image across licensees and product categories. The Company's trend direction personnel are focused on identifying and interpreting the most current trends, both domestically and internationally, and helping forecast the future design and product demands of the respective brands' customers. Typically, the Company develops a trend guide, including colors, fabrics, silhouettes and an overall style sensibility for a brand and for each product season, and then works with licensees to maintain consistency with the overall brand presentation across product categories. In addition, the Company has product approval rights in most licenses and further controls the look and mix of products its licensees produce through that process. With respect to Badgley Mischka, the Company has contracted the exclusive services of the designers who founded the brand to control creative direction. With respect to Rocawear, the Company has contracted the exclusive services of the celebrity who founded the brand to control creative direction. Also, with respect to IPH Unltd (owner of the Ecko an Zoo York brands), Hardy Way (owner of the Ed Hardy brands) and MG Icon (owner of the Material Girl brands), the Company has entered into arrangements with its partners to oversee and control the creative aspects of the brands.

The Company Website

The Company maintains a website at www.iconixbrand.com, which provides a wide variety of information on each of its brands. The Company also makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the Securities and Exchange Commission, herein referred to as the SEC, under applicable law as soon as reasonably practicable after it files such material. The Company's website also contains information about its history, investor relations, governance and links to access copies of its publicly filed documents. Further, the Company has established an intranet with approved vendors and service providers who can access additional materials and download them through a secure network. In addition, there are websites for many of the Company's brands, operated by the Company or its licensees, for example, at www.candies.com, www.badgleymischka.com, www.joeboxer.com and www.rocawear.com. The information regarding the Company's website address and/or those established for its brands is provided for convenience, and the Company is not including the information contained on the Company's and brands' websites as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

Competition

The Company's brands are all subject to extensive competition from various domestic and foreign brands. Each of its brands has many competitors within each of its specific distribution channels that span a broad variety of product categories including the apparel and home furnishings and decor industries. For example, while Rampage may compete with Guess in the mid-tier jeanswear business, Joe Boxer competes with Hanes and Jockey with respect to underwear in the mass tier, and Badgley Mischka competes with other couture apparel and bridal brands in the luxury market, such as Carolina Herrera or Oscar de la Renta. Other of our brands (such as Danskin), which are distributed both at the mass level (through the diffusion brand Danskin Now) and at the department and specialty store level, may have many competitors in different or numerous distribution channels. These competitors have the ability to compete with the Company's licensees in terms of fashion, quality, price and/or advertising.

In addition, the Company faces competition for retail licenses and brand acquisitions. Companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones the Company currently has in place, thus creating direct competition. Similarly, the retailers to which the Company currently, or may otherwise, licenses its brands, may decide to develop or purchase brands rather than enter into license agreements with the Company. The Company also competes with traditional apparel and consumer brand companies and with other brand management companies for acquisitions.

Trademarks

The Company's wholly-owned trademarks are owned by six subsidiaries and three international joint ventures in their respective territories. IP Holdings owns the Candie's, Bongo, Joe Boxer, Rampage, Mudd and London Fog related trademarks. Badgley Mischka Licensing owns the Badgley Mischka related trademarks; Mossimo Holdings owns the Mossimo related trademarks; OP Holdings owns the Ocean Pacific/OP related trademarks; Studio IP Holdings owns the Danskin, Rocawear, Starter and Waverly related trademarks; and Official-Pillowtex owns the Fieldcrest, Royal Velvet, Cannon and Charisma trademarks, each for numerous categories of goods. The Ed Hardy related trademarks are owned by the Hardy Way joint venture, of which the Company owns 50%. The Ecko and Zoo York related trademarks are owned by the IPH Unltd joint venture, of which the Company owns 51%. The Material Girl trademark is owned by the MG Icon joint venture, of which the Company owns 50%. The Peanuts trademarks are owned by Peanuts Worldwide, of which the Company owns an 80% interest through its investment in the Peanuts Holdings joint venture. These trademarks and associated marks are registered or pending registration with the U.S. Patent and Trademark Office in block letter and/or logo formats, as well as in combination with a variety of ancillary marks for use with respect to, depending on the brand, a variety of product categories, including footwear, apparel, fragrance, handbags, watches and various other goods and services, including in some cases, home accessories and electronics. The Company and its joint ventures intend to renew these registrations as appropriate prior to expiration. In addition, the Company's subsidiaries and joint ventures register their trademarks in other countries and regions around the world.

The Company monitors on an ongoing basis unauthorized use and filings of the Company's trademarks, and the Company relies primarily upon a combination of federal, state, and local laws, as well as contractual restrictions to protect its intellectual property rights both domestically and internationally.

Employees

As of December 31, 2010, the Company had a total of 133 full-time employees. Of these 136 employees, 5 were named executive officers of the Company. The remaining employees are senior managers, middle management, marketing, and administrative personnel. None of the Company's employees are represented by a labor union. The Company considers its relationship with its employees to be satisfactory.

Financial information about geographical areas

Revenues from external customers related to operations in the United States and foreign countries are as follows:

(000's omitted)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Revenues from external customers:			
United States	$ 287,320	$ 218,693	$ 195,856
Other	45,239	13,365	20,905
	$ 332,559	$ 232,058	$ 216,761

For a discussion as to our long-lived assets, see Note 4 to our Notes to Consolidated Financial Statements.

Item 1A. Risk Factors

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could impact our operations. The following highlights some of the factors that have affected, and in the future, could affect our operations:

The failure of our licensees to adequately produce, market and sell products bearing our brand names in their license categories or to pay their obligations under their license agreements could result in a decline in our results of operations.

Our revenues are almost entirely dependent on royalty payments made to us under our licensing agreements. Although the licensing agreements for our brands usually require the advance payment to us of a portion of the licensing fees and in most cases provide for guaranteed minimum royalty payments to us, the failure of our licensees to satisfy their obligations under these agreements or their inability to operate successfully or at all, could result in their breach and/or the early termination of such agreements, their non-renewal of such agreements or our decision to amend such agreements to reduce the guaranteed minimums or sales royalties due thereunder, thereby eliminating some or all of that stream of revenue. Moreover, during the terms of the license agreements, we are substantially dependent upon the abilities of our licensees to maintain the quality and marketability of the products bearing our trademarks, as their failure to do so could materially tarnish our brands, thereby harming our future growth and prospects. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us. A weak economy or softness in the apparel and retail sectors could exacerbate this risk. This, in turn, could decrease our potential revenues. Moreover, the concurrent failure by several of our material licensees to meet their financial obligations to us could jeopardize our ability to meet the debt service coverage ratios required in connection with our senior secured term loan facility, herein referred to as our term loan facility, and the asset-backed notes issued by our subsidiary IP Holdings, herein referred to as our asset-backed notes. Further, this failure may impact our ability or IP Holdings' ability to make required payments with respect to such indebtedness. The failure to meet such debt service coverage ratios or to make such required payments would, with respect to our term loan facility, give the lenders thereunder the right to foreclose on the Ocean Pacific/OP, Danskin, Rocawear, Cannon, Fieldcrest, Royal Velvet, Charisma, Mossimo, Starter and Waverly trademarks, and other related intellectual property assets securing the debt outstanding under such facility, as well as the Company's 80% interest in Peanuts Holdings; and with respect to the asset-backed notes, give the holders of such notes the right to foreclose on the Candie's, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and other related intellectual property assets securing such notes.

Our business is dependent on continued market acceptance of our brands and the products of our licensees bearing these brands.

Although most of our licensees guarantee minimum net sales and minimum royalties to us, a failure of our brands or of products bearing our brands to achieve or maintain market acceptance could cause a reduction of our licensing revenues and could further cause existing licensees not to renew their agreements. Such failure could also cause the devaluation of our trademarks, which are our primary assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results. Continued market acceptance of our brands and our licensees' products, as well as market acceptance of any future products bearing our brands, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. Maintaining market acceptance of our licensees' products and creating market acceptance of new products and categories of products bearing our marks will require our continuing and substantial marketing efforts, which may, from time to time, also include our expenditure of significant additional funds to keep pace with changing consumer demands. Additional marketing efforts and expenditures may not, however, result in either increased market acceptance of, or additional licenses for, our trademarks or increased market acceptance, or sales, of our licensees' products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees' produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products, including their presentation and packaging, we do not actually design or manufacture products bearing our marks and therefore have more limited control over such products' quality and design than a traditional product manufacturer might have.

Our existing and future debt obligations could impair our liquidity and financial condition, and in the event we are unable to meet our debt obligations we could lose title to our trademarks.

As of December 31, 2010, our Consolidated Balance Sheet reflects debt of approximately $584.4 million, including secured debt of $321.7 million ($171.0 million under our term loan facility due January 1, 2012, herein referred to as the Term Loan Facility, $70.7 million under asset-backed notes (herein referred to as the Asset-Backed Notes) issued by our subsidiary, IP Holdings, and $80.0 million under a promissory note issued by IPH Unltd (herein referred to as the Ecko Note), primarily all of which was incurred in connection with our acquisition activities. In accordance with ASC 820, our senior subordinated convertible notes due June 2012, herein referred to as our Convertible Notes, are included in our $584.4 million of consolidated debt at a net debt carrying value of $262.7 million; however, the principal amount owed to the holders of our Convertible Notes is $287.5 million. Also the Ecko Note, while consolidated on our balance sheet, is an obligation solely of the IPH Unltd joint venture. We may also assume or incur additional debt, including secured debt, in the future in connection with, or to fund, future acquisitions. Our debt obligations:

- could impair our liquidity;

- could make it more difficult for us to satisfy our other obligations;

- require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

- could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

- impose restrictions on us with respect to the use of our available cash, including in connection with future acquisitions;

- make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our licensing markets; and

- could place us at a competitive disadvantage when compared to our competitors who have less debt.

While we believe that by virtue of the guaranteed minimum and percentage royalty payments due to us under our licenses we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future, in the event that we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default regarding that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness. In the case of our term loan facility, it would enable the lenders to foreclose on the assets securing such debt, including the Ocean Pacific/OP, Danskin, Rocawear, Starter, Mossimo, Cannon, Fieldcrest, Royal Velvet, Charisma and Waverly trademarks and related assets, as well as our interest in Peanuts Holdings.

We have experienced rapid growth in recent years. If we fail to manage this or any future growth, our business and operating results could be harmed.

Our business has grown dramatically over the past several years. For example, our revenue increased from $216.8 million for 2008 to $332.6 million for 2010. Our growth has largely resulted from our acquisition of new brands of various sizes. Since October 2004, we acquired 21 of the 23 iconic brands (or rights to use those brands and trademarks) we and our joint ventures currently own and increased our total number of licenses from approximately 18 to over 1,000. In addition to these acquisitions, in November 2007, Scion purchased the Artful Dodger brand through its wholly-owned subsidiary, Artful Holdings; in May 2009, we acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brand and trademarks; in October 2009 we acquired a 51% controlling interest in IPH Unltd, the owner of the Ecko and Zoo York brands and trademarks; in March 2010 we acquired a 50% interest in MG Icon, the owner of the Material Girl brands and trademarks; and in June 2010, we acquired an 80% controlling interest in Peanuts Holdings, the owner through its wholly-owned subsidiary, Peanuts Worldwide, of the Peanuts brands, trademarks and copyrights. In addition, since September 2008 we have formed three international 50% owned joint ventures: Iconix China, Iconix Latin America, and Iconix Europe. Furthermore, we continue to evaluate and pursue appropriate acquisition opportunities to the extent we believe that such opportunities would be in the best interests of our company and our stockholders.

This significant growth has placed considerable demands on our management and other resources and continued growth could place additional demands on such resources. Our ability to compete effectively and to manage future growth, if any, will depend on the sufficiency and adequacy of our current resources and infrastructure and our ability to continue to identify, attract and retain personnel to manage our brands. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our operations and properly oversee our brands. The failure to support our operations effectively and properly oversee our brands could cause harm to our brands and have a material adverse effect on their fair values and our business, financial condition and results of operations. In addition, we may be unable to leverage our core competencies in managing apparel brands to managing brands in new product categories.

Also, there can be no assurance that we will be able to sustain our recent growth. Our growth may be limited by a number of factors including increased competition for retail license and brand acquisitions, insufficient capitalization for future acquisitions and the lack of attractive acquisition targets, each as described further below. In addition as we continue to grow larger, we will likely need to make additional and larger acquisitions to continue to grow at our current pace.

If we are unable to identify and successfully acquire additional trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize anticipated benefits due to integration or licensing difficulties.

A key component of our growth strategy is the acquisition of additional trademarks. Historically, we have been involved in numerous acquisitions of varying sizes. We continue to explore new acquisitions. However, as our competitors continue to pursue our brand management model, acquisitions may become more expensive and suitable acquisition candidates could become more difficult to find. In addition, even if we successfully acquire additional trademarks or the rights to use additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands.

Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and credit worthiness of licensee base, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations and/or the value of our equity. These risks include, among others:

- unanticipated costs associated with the target acquisition;
- negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;
- diversion of management's attention from other business concerns;
- the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified;

- adverse effects on existing licensing and joint venture relationships;

- potential difficulties associated with the retention of key employees, and the assimilation of any other employees, who may be retained by us in connection with or as a result of our acquisitions; and

- risks of entering new domestic and international markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience.

When we acquire intellectual property assets or the companies that own them, our due diligence reviews are subject to inherent uncertainties and may not reveal all potential risks. We may therefore fail to discover or inaccurately assess undisclosed or contingent liabilities, including liabilities for which we may have responsibility as a successor to the seller or the target company. As a successor, we may be responsible for any past or continuing violations of law by the seller or the target company. Although we generally attempt to seek contractual protections through representations, warranties and indemnities, we cannot be sure that we will obtain such provisions in our acquisitions or that such provisions will fully protect us from all unknown, contingent or other liabilities or costs. Finally, claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not, or may not be able to, indemnify us or that may exceed the scope, duration or amount of the sellers indemnification obligations.

Acquiring additional trademarks could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce our reported earnings in subsequent years. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. Moreover, as discussed below, our ability to grow through the acquisition of additional trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. In the event that we are unable to obtain debt financing on acceptable terms for a particular acquisition, we may elect to pursue the acquisition through the issuance by us of shares of our common stock (and, in certain cases, convertible securities) as equity consideration, which could dilute our common stock because it could reduce our earnings per share, and any such dilution could reduce the market price of our common stock unless and until we were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.

We may require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We may, in the future, require additional capital to help fund all or part of potential acquisitions. If, at the time required, we do not have sufficient cash to finance those additional capital needs, we will need to raise additional funds through equity and/or debt financing. We cannot guarantee that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion plans. In addition, any additional financing we undertake could impose additional covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Because of the intense competition within our licensees' markets and the strength of some of their competitors, we and our licensees may not be able to continue to compete successfully.

Many of our trademark licenses are for products in the apparel, fashion accessories, footwear, beauty and fragrance, and home products and decor industries, in which our licensees face intense competition, including from our other brands and licensees. In general, competitive factors include quality, price, style, name recognition and service. In addition, various fads and the limited availability of shelf space could affect competition for our licensees' products. Many of our licensees' competitors have greater financial, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to successfully compete in the markets for their products, and we may not be able to continue to compete successfully with respect to our licensing arrangements.

If our competition for retail licenses and brand acquisitions increases, or any of our current direct-to-retail licensees elect not to renew their licenses or renew on term less favorable than today, our growth plans could be slowed.

We may face increasing competition in the future for direct-to-retail licenses as other companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place. Furthermore, our current or potential direct-to-retail licensees may decide to develop or purchase brands rather than renew or enter into license agreements with us. In addition, this increased competition could result in lower sales of products offered by our direct-to-retail licensees under our brands.We also compete with traditional apparel and consumer brand companies, other brand management companies and private equity groups for brand acquisitions. If our competition for retail licenses and brand acquisitions increases, it may take us longer to procure additional retail licenses and/or acquire additional brands, which could slow our growth rate.

Our licensees are subject to risks and uncertainties of foreign manufacturing and the price, availability and quality of raw materials that could interrupt their operations or increase their operating costs, thereby affecting their ability to deliver goods to the market, reduce or delay their sales and decrease our potential royalty revenues.

Substantially all of the products sold by our licensees are manufactured overseas. There are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments. Further, our licensees may experience fluctuations in the price, availability and quality of fabrics and raw materials used by them in their manufactured apparel or purchased finished goods. Any of these risks could increase our licensees' operating costs. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of our licensees, and thus our royalty revenues over and above the guaranteed minimums, could be reduced as a result of our licensees' inability to deliver or their delay in delivering their products.

Our failure to protect our proprietary rights could compromise our competitive position and decrease the value of our brands.

We own, through our wholly-owned subsidiaries and joint ventures, U.S. federal trademark registrations and foreign trademark registrations for our brands that are vital to the success and further growth of our business and which we believe have significant value. We monitor on an ongoing basis unauthorized filings of our trademarks and imitations thereof, and rely primarily upon a combination of trademarks, copyrights and contractual restrictions to protect and enforce our intellectual property rights domestically and internationally. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish, protect and enforce our trademarks and other proprietary rights will prevent infringement of our intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom.

For instance, despite our efforts to protect and enforce our intellectual property rights, unauthorized parties may attempt to copy aspects of our intellectual property, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees' sales and thus our revenues. Further, we and our licensees may not be able to detect infringement of our intellectual property rights quickly or at all, and at times we or our licensees may not be successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. In addition, we depend upon the laws of the countries where our licensees' products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because standards of registerability vary internationally. Consequently, in certain foreign jurisdictions, we have elected or may elect not to apply for trademark registrations. While we generally apply for trademarks in most countries where we license or intend to license our trademarks, we may not accurately predict all of the countries where trademark protection will ultimately be desirable. If we fail to timely file a trademark application in any such country, we may be precluded from obtaining a trademark registration in such country at a later date. Failure to adequately pursue and enforce our trademark rights could damage our brands, enable others to compete with our brands and impair our ability to compete effectively.

Further, the rights to our brands in the Latin America territory, the China territory and the European territory are controlled primarily through our joint ventures in these regions and while we believe that our partnerships in these areas will enable us to better protect our trademarks in the countries covered by the ventures, we do not control these joint venture companies and thus most decisions relating to the use and enforcement of the marks in these countries will be subject to the approval of our local partners.

In addition, in the future, we may be required to assert infringement claims against third parties or more third parties may assert infringement claims against us. Any resulting litigation or proceeding could result in significant expense to us and divert the efforts of our management personnel, whether or not such litigation or proceeding is determined in our favor. In addition, to the extent that any of our trademarks were ever deemed to violate the proprietary rights of others in any litigation or proceeding or as a result of any claim, we may be prevented from using them, which could cause a termination of our licensing arrangements, and thus our revenue stream, with respect to those trademarks. Litigation could also result in a judgment or monetary damages being levied against us.

A substantial portion of our licensing revenue is concentrated with a limited number of licensees such that the loss of any of such licensees could decrease our revenue and impair our cash flows.

Our licensees Wal-Mart, Target, Kohl's and Kmart, were our four largest direct-to-retail licensees during 2010, representing approximately 21%, 7%, 6% and 5%, respectively, of our total revenue for such period, while Li & Fung USA was our largest wholesale licensee, representing approximately 12% of our total revenue for such period. Our license agreement with Target for the Mossimo trademark grants it the exclusive U.S. license for substantially all Mossimo-branded products for a current term expiring in January 2012; and our second license agreement with Target for the Fieldcrest mark grants it the exclusive U.S. license for substantially all Fieldcrest-branded products for a term expiring in January 2015. Our license agreement with Wal-Mart for the Ocean Pacific and OP trademarks grants it the exclusive license in the U.S., Canada, Mexico, China, India and Brazil for substantially all Ocean Pacific/OP-branded products for a term expiring June 30, 2011; our second license agreement with Wal-Mart for the Danskin

Now trademark grants it the exclusive license in the U.S., Canada, Argentina, and Central America for substantially all Danskin Now-branded products for a term expiring December 2012; and our third license agreement with Wal-Mart for the Starter trademark grants it the exclusive license in the U.S., Canada and Mexico for substantially all Starter-branded products for an initial term expiring in December 2013. Our license agreement with Kohl's for the Candie's trademark grants it the exclusive U.S. license for a wide variety of Candie's-branded product categories for a term expiring in January 2016, and our license agreement with Kohl's for the Mudd trademark grants it the exclusive U.S. license for a wide variety of Mudd-branded product categories for an initial term expiring in January 2015. Our license agreement with Kmart with respect to the Joe Boxer trademark grants it the exclusive U.S. license for a wide variety of product categories for a current term expiring in December 2015; our license agreement with Kmart for the Cannon trademark grants it the exclusive license in the U.S. and Canada for a wide variety of product categories for an initial term expiring February 1, 2014; and our license agreement with Kmart for the Bongo trademark grants it the exclusive U.S. license for a wide variety of product categories for an initial term expiring February 1, 2016. Our license agreements with Li & Fung USA grant it the exclusive worldwide license with respect to our Royal Velvet trademarks for a variety of products sold exclusively at Bed Bath & Beyond in the U.S., and the exclusive license (in many countries outside of the U.S. and Canada) for the Cannon trademark for a variety of products. The term for each of these licenses with Li & Fung USA expires on December 31, 2013. Our license agreements with Wear Me, a subsidiary of Li & Fung USA, for the Rocawear trademark grant it the exclusive licenses for the U.S. and its territories for sleepwear, underwear, swimwear and outerwear expire on December 31, 2013; our license agreements with Wear Me for certain Ecko trademarks grant it the exclusive licenses for the U.S. and its territories for sleepwear, underwear, swimwear and outerwear expire on December 31, 2013; and our license agreements with Wear Me for the Zoo York trademark that grant it the exclusive licenses for the U.S. and its territories for sleepwear, underwear, swimwear and outerwear expires on December 31, 2014. Because we are dependent on these licensees for a significant portion of our licensing revenue, if any of them were to have financial difficulties affecting its ability to make guaranteed payments, or if any of these licensees decides not to renew or extend its existing agreement with us, our revenue and cash flows could be reduced substantially.

We are dependent upon our chief executive officer and other key executives. If we lose the services of these individuals we may not be able to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our success as a marketer and licensor of intellectual property is largely due to the efforts of Neil Cole, our president, chief executive officer and chairman. Our continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although we have entered into an employment agreement with Mr. Cole, expiring on December 31, 2012, as well as employment agreements with other of our key executives, there is no guarantee that we will not lose their services. To the extent that any of their services become unavailable to us, we will be required to hire other qualified executives, and we may not be successful in finding or hiring adequate replacements. This could impede our ability to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our license agreement with Target could be terminated by Target in the event we were to lose the services of Mossimo Giannulli as our creative director with respect to Mossimo-branded products, thereby significantly devaluing the assets acquired by us in the Mossimo merger and decreasing our expected revenues and cash flows.

Target, the primary licensee of our Mossimo brand, has the right at its option to terminate its license agreement with us if the services of Mossimo Giannulli as creative director for Mossimo-branded products are no longer available to Target, upon his death or permanent disability or in the event a morals clause in the agreement relating to his future actions and behavior is breached. Although we have entered into an agreement with Mr. Giannulli in which he has agreed to continue to provide us with his creative director services, including those which could be required by Target under the Target license, for a term expiring on January 31, 2012, there can be no assurance that if his services are required by Target he will provide such services or that in the event we, and thus Target, were to lose the ability to draw on such services, Target would continue its license agreement with us. The loss of the Target license would significantly devalue the assets acquired by us in the Mossimo merger and decrease our expected revenues and cash flows until we were able to enter into one or more replacement licenses.

We have a material amount of goodwill and other intangible assets, including our trademarks, recorded on our balance sheet. As a result of changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down would, as applicable, either decrease our net income or increase our net loss.

As of December 31, 2010, goodwill represented approximately $192.8 million, or approximately 10% of our total consolidated assets, and trademarks and other intangible assets represented approximately $1,400.6 million, or approximately 72% of our total consolidated assets. Under current U.S. GAAP accounting standards, goodwill and indefinite life intangible assets, including some of our trademarks, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

We may not be able to pay the cash portion of the conversion price upon any conversion of the $287.5 million principal amount of our convertible notes, which would constitute an event of default with respect to such notes and could also constitute a default under the terms of our other debt.

We may not have sufficient cash to pay, or may not be permitted to pay, the cash portion of the consideration that we will be required to pay when our convertible notes become due in June 2012. Upon conversion of the convertible notes, we will be required to pay to the holder of such notes a cash payment equal to the par value of the convertible notes. This part of the payment must be made in cash, not in shares of our common stock. As a result, we will be required to pay a minimum of $287.5 million in cash to holders of the convertible notes upon their conversion.

If we do not have sufficient cash on hand at the time of conversion, we may have to raise funds through debt or equity financing. Our ability to raise such financing will depend on prevailing market conditions. Further, we may not be able to raise such financing within the period required to satisfy our obligation to make timely payment upon any conversion. In addition, the terms of any current or future debt may prohibit us from making these cash payments or otherwise restrict our ability to make such payments and/or may restrict our ability to raise any such financing. In particular, the terms of our outstanding term loan facility restrict the amount of proceeds from collateral pledged to secure our obligations thereunder that may be used by us to make payments in cash under certain circumstances, including payments to the convertible note holders upon conversion. A failure to pay the required cash consideration upon conversion would constitute an event of default under the indenture governing the convertible notes, which could constitute a default under the terms of our other debt.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of our provision for income taxes. We cannot guarantee that the outcomes of these evaluations and continuous examinations will not harm our reported operating results and financial conditions.

The market price of our common stock has been, and may continue to be, volatile, which could reduce the market price of our common stock.

The publicly traded shares of our common stock have experienced, and may continue to experience, significant price and volume fluctuations. This market volatility could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to actual or anticipated variations in our quarterly operating results, announcements by us, our licensees or our respective competitors, factors affecting our licensees' markets generally and/or changes in national or regional economic conditions, making it more difficult for shares of our common stock to be sold at a favorable price or at all. The market price of our common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which our licensees compete.

Convertible note hedge and warrant transactions that we have entered into may affect the value of our common stock.

In connection with the initial sale of our convertible notes, we purchased hedge instruments, herein referred to as convertible note hedges, from affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. At such time, the hedging transactions were expected, but were not guaranteed, to eliminate the potential dilution upon conversion of the convertible notes. Concurrently, we entered into warrant transactions with the hedge counterparties.

On September 15, 2008 and October 3, 2008, respectively, Lehman Brothers Holdings Inc., or Lehman Holdings, and its subsidiary, Lehman Brothers OTC Derivatives Inc., or Lehman OTC, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York, herein referred to as the bankruptcy court. On September 17, 2009, we filed proofs of claim with the bankruptcy court relating to the Lehman OTC convertible note hedges. We had purchased 40% of the convertible note hedges from Lehman OTC, or the Lehman note hedges, and we had sold 40% of the warrants to Lehman OTC. Lehman OTC's obligations under the Lehman note hedges are guaranteed by Lehman Holdings. If the Lehman note hedges are rejected or terminated in connection with the Lehman OTC bankruptcy, we would have a claim against Lehman OTC and Lehman Holdings, as guarantor, for the damages and/or close-out values resulting from any such rejection or termination. While we intend to pursue any claim for damages and/or close-out values resulting from the rejection or termination of the Lehman note hedges, at this point in the Lehman bankruptcy cases it is not possible to determine with accuracy the ultimate recovery, if any, that we may realize on potential claims against Lehman OTC or Lehman Holdings, as guarantor, resulting from any rejection or termination of the Lehman note hedges. We also do not know whether Lehman OTC will assume or reject the Lehman note hedges, and therefore cannot predict whether Lehman OTC intends to perform its obligations under the Lehman note hedges. As a result, if Lehman OTC does not perform such obligations and the price of our common stock exceeds the $27.56 conversion price (as adjusted) of the convertible notes, the effective conversion price of the convertible notes (which is higher than the actual $27.56 conversion price due to these hedges) would be reduced and our existing stockholders may experience dilution at the time or times the convertible notes are converted. The extent of any such dilution would depend, among other things, on the then prevailing market price of our common stock and the number of shares of common stock then outstanding, but we believe the impact will not be material and will not affect our income statement presentation. We are not otherwise exposed to counterparty risk related to the Lehman bankruptcies. We currently believe, although there can be no assurance, that the bankruptcy filings and their potential impact on these entities will not have a material adverse effect on our financial position, results of operations or cash flows. We will continue to monitor the bankruptcy filings of Lehman Holdings and Lehman OTC.

Moreover, in connection with the warrant transactions with the counterparties, to the extent that the price of our common stock exceeds the strike price of the warrants, the warrant transactions could have a dilutive effect on our earnings per share.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act of 1933, as amended, or Securities Act, and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have registered for resale a substantial number of restricted shares of common stock issued in connection with our acquisitions. If the holders of our options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. The sale of shares issued upon the exercise of our derivative securities could also further dilute the holdings of our then existing stockholders, including holders of the convertible notes that receive shares of our common stock upon conversion of their notes. In addition, future public sales of shares of our common stock could impair our ability to raise capital by offering equity securities.

Provisions in our charter and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect our stockholders.

Certain provisions of our certificate of incorporation could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Our certificate of incorporation currently authorizes 150,000,000 shares of common stock to be issued. Based on our outstanding capitalization at December 31, 2010, and assuming the exercise of all outstanding options and warrants and the issuance of the maximum number of shares of common stock issuable upon conversion of all of our outstanding convertible notes, there are still a substantial number of shares of common stock available for issuance by our board of directors without stockholder approval. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, none of which is outstanding. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying cash dividends on our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing licensing operations, further develop our trademarks and finance the acquisition of additional trademarks. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

A portion of our revenues and net income are generated outside of the United States, by our joint ventures and certain of our licensees,in countries that may have volatile currencies or other risks.

A portion of our revenue is attributable to activities in territories and countries outside of the United States by certain of our joint ventures and our licensees. The fact that some of our revenue and certain business operations of our joint ventures and certain licensees are conducted outside of the United States may expose them to several additional risks, including, but not limited to social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where our joint ventures or certain licensees currently have operations or will in the future operate. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a negative impact on the business and operations of our joint ventures and certain of our licensees operations, which could also adversely impact our results of operations. Increase of revenues generated in foreign markets may also increase our exposure to risks related to foreign currencies, such as fluctuations in currency exchange rates. In the past, we and our joint ventures have attempted to have contracts that relate to activities outside of the United States denominated in U.S. currency, however, we do not know to the extent that we will be able to continue this as we increase our contracts with foreign licensees. We cannot predict the effect that future exchange rate fluctuations will have on our operating results.

A decline in general economic conditions resulting in a decrease in consumer-spending levels and an inability to access capital may adversely affect our business.

Many economic factors beyond our control may impact our forecasts and actual performance. These factors include consumer confidence, consumer spending levels, employment levels, availability of consumer credit, recession, deflation, inflation, a general slowdown of the U.S. economy or an uncertain economic outlook. Furthermore, changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate fluctuations, may increase the cost of financing or restrict our access to potential sources of capital for future acquisitions.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

On November 9, 2007, we entered into a new lease agreement covering approximately 30,550 square feet of office and showroom space at 1450 Broadway in New York, New York, herein referred to as the new headquarters. The term of the lease runs through June 30, 2024 and provides for total aggregate annual base rental payments for such space of approximately $27.4 million (ranging from approximately $1.5 million for the first year following the rent commencement date to approximately $2.2 million, on an annualized basis, in the last year of the lease). We will also be required to pay our proportionate share of any increased taxes attributed to the premises.

We lease a showroom and office space at 550 7th Avenue, New York, NY, a portion of which is has been sublet through the term of the lease, which ends May 31, 2015. In addition, in connection with the Starter acquisition, we assumed a lease for office space at 1350 Broadway, which covers approximately 13,090 square feet of office and showroom space with an annual rent of $476,000, which expires on October 31, 2011. This space is currently being sublet. We also acquired approximately 4,500 square feet of office space at 261 Fifth Ave in New York, New York in connection with the Waverly acquisition with an annual rent of approximately $0.2 million.

In connection with the Peanuts Worldwide acquisition, we assumed a lease for approximately 44,985 square feet of office space at 200 Madison Avenue, New York, NY. The term of the lease runs through February 28, 2016 and provides for annual rent of approximately $1.6 million. In connection with this acquisition, a portion of this space has been sublet until June 30, 2011. Further in connection with this acquisition, we entered into a new lease on November 15, 2010 for approximately 3,300 square feet of office space at 2101 Chamber Center Drive, Ft. Mitchell, Kentucky for a term expiring on December 31, 2013, with an option to cancel at our decision after one year if certain conditions are met.

Bright Star currently occupies approximately 2,269 square feet of office space in Mt. Arlington, New Jersey, pursuant to a lease that expires on March 14, 2011.

Item 3. Legal Proceedings

Sweet Sportswear/Unzipped litigation

On December 10, 2010, the Court entered a final judgment (the "Judgment") in connection with the lawsuit filed by the Company in the Superior Court of California, Los Angeles County against Unzipped's former manager, supplier and distributor, Sweet, Azteca and ADS; and Hubert Guez, a principal of these entities and former member of the Company's board of directors (collectively referred to as the "Guez defendants"). In summary, the Judgment against the Guez defendants is for a combined liability to the Company of approximately $50 million, exclusive of amounts owed as pre or post-judgment interest at the annual rate of 10% simple interest. The Judgment also dismissed all claims brought by the Guez defendants against the Company, its subsidiaries (Michael Caruso & Co., Inc. and Unzipped), and its Chairman of the Board and Chief Executive Officer, Neil Cole.

In February 2011, the Company entered into a settlement agreement with certain persons (the "Sureties") that had secured a portion of the Judgment, pursuant to which the Sureties paid the Company $13 million in February 2011 and agreed to pay an additional $3.7 million on or before April 1, 2011 in full satisfaction of their obligations to the Company. The amounts paid by the Sureties will reduce the obligations of certain of the Guez defendants (ADS and Hubert Guez) under the Judgments.

The Company intends to satisfy the Judgment against Sweet, in part, by eliminating all balances owed to Sweet under the Sweet Note (see Note 5 of Notes to Consolidated Financial Statements). In addition, the Company recognized a gross gain of $26.0 million (gross of attorney's fees and related expenses of $10.3 million), of which $16.7 million was secured by the Sureties, with the remainder secured by assets owned by the Guez defendants. The Company intends to proceed aggressively to collect on the full balance owed under the Judgment.

Normal Course litigation

From time to time, the Company is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these routine matters will not have a material effect on the Company's financial position or future liquidity.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock, $0.001 par value per share, its only class of common equity, is quoted on the NASDAQ Global Market tier of The NASDAQ Stock Market LLC, herein referred to as NASDAQ, under the symbol "ICON". The following table sets forth the high and low sales prices per share of the Company's common stock for the periods indicated, as reported on NASDAQ:

	High	Low
Year Ended December 31, 2010		
Fourth Quarter	$ 20.55	$ 16.86
Third Quarter	17.99	13.18
Second Quarter	19.08	14.18
First Quarter	16.07	12.06
Year Ended December 31, 2009		
Fourth Quarter	$ 14.17	$ 10.75
Third Quarter	18.30	12.10
Second Quarter	17.95	8.55
First Quarter	9.89	6.73

As of February 21, 2011 there were 1,514 holders of record of the Company's common stock.

The Company has never declared or paid any cash dividends on its common stock and the Company does not anticipate paying any such cash dividends in the foreseeable future. Payment of cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, operating results, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors its Board of Directors deems relevant. The Company's ability to pay dividends on its common stock and repurchase of its common stock is restricted by certain of its current indebtedness and may be restricted or prohibited under future indebtedness.

ISSUER PURCHASES OF EQUITY SECURITIES

2010	Total Number of Shares Purchased(1)	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan(1)	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan
October 1 - October 31	2,081	14.10	-	71,722,003
November 1 - November 30	32,514	17.86	-	71,722,003
December 1 - December 31	17,425	19.87	-	71,722,003
Total	52,020	$ 18.38	-	$ 71,722,003

(1) On November 3, 2008, the Company announced that the Board of Directors authorized the repurchase of up to $75 million of the Company's common stock over a period ending October 30, 2011, herein referred to as the repurchase plan. This authorization replaces any prior plan or authorization. The repurchase plan does not obligate the Company to repurchase any specific number of shares and may be suspended at any time at management's discretion. Amounts not purchased under the repurchase plan represent shares surrendered to the Company to pay withholding taxes due upon the vesting of restricted stock.

There were no shares repurchased under the Company's share repurchase plan during 2010. Shares purchased in 2010 represent shares surrendered to the Company to pay withholding taxes due upon the vesting of restricted stock of employees. At December 31, 2010, $71.7 million of the Company's common stock may yet be purchased under the Company's share repurchase plan.

During the year ended December 31, 2009, the Company repurchased 200,000 shares for approximately $1.5 million at a weighted average price of $7.28 per share under the repurchase plan. At December 31, 2009, $71.7 million of the Company's common stock may yet be purchased under this plan.

During the year ended December 31, 2008, the Company repurchased 265,404 shares for approximately $1.8 million at a weighted average price of $6.85 per share under this repurchase plan.

The information regarding equity compensation plans is incorporated by reference to Item 12 of this Form 10-K, which incorporates by reference the information set forth in the Company's Definitive Proxy Statement in connection with the annual meeting of stockholders to be held in 2011.

Item 6. Selected Financial Data

Selected Historical Financial Data
(amounts in tables but not footnotes in thousands, except earnings per share amounts)

The following table presents selected historical financial data of the Company for the periods indicated. The selected historical financial information is derived from the audited consolidated financial statements of the Company referred to under Item 8 of this Annual Report on Form 10-K, and previously published historical financial statements not included in this Annual Report on Form 10-K. The following selected financial data should be read in conjunction with Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's consolidated financial statements, including the notes thereto, included elsewhere herein.

	Year Ended December 31,*				
	2010	2009	2008 (4)	2007(4)	2006
Consolidated Income Statement Data					
Licensing and other revenue (3)	$ 332,559	$ 232,058	$ 216,761	$ 160,004	$ 80,694
Selling, general and administrative expenses	138,532	79,356	73,816	44,254	24,527
Operating income (1)	209,715	152,565	142,052	121,789	53,673
Other expenses – net (2)	46,826	35,309	44,967	31,231	13,837
Net income (3)	110,480(5)	76,031	62,908	60,264	32,501
Net income attributable to Iconix Brand Group, Inc.	98,847	75,111	62,908	60,264	32,501
Earnings per share:					
Basic	$ 1.37	$ 1.14	$ 1.09	$ 1.06	$ 0.81
Diluted	$ 1.32	$ 1.10	$ 1.03	$ 0.98	$ 0.72
Weighted average number of common shares outstanding:					
Basic	72,151	65,763	57,810	56,694	39,937
Diluted	74,713	68,325	61,248	61,426	45,274

* The year ended December 31, 2007 will herein be referred to as 2007; and the year ended December 31, 2006 will herein be referred to as 2006.

	At December 31,				
	2010	2009 (4)	2008 (4)	2007(4)	2006
Consolidated Balance Sheet Data					
Cash	$ 121,935	$ 201,544	$ 67,279	$ 53,272	$ 77,840
Working capital	125,906	148,147	29,638	19,458	64,124
Trademarks and other intangibles, net	1,400,550	1,254,689	1,060,460	1,038,201	467,688
Total assets	1,951,470	1,802,613	1,394,796	1,336,130	696,244
Long-term debt, including current portion	584,387	662,379	618,589	640,877	162,808
Total stockholders' equity	1,138,914	969,772	644,089	565,738	465,457

(1) Includes net gain related to specific litigation of $15.7 million in 2010, expenses related to specific litigation of $0.1 million and $0.9 million in 2009 and 2008, respectively, a net gain from expenses related to specific litigation of $6.0 million in 2007, and expenses related to specific litigation of $2.5 million in 2006 (see Notes 8 and 9 of Notes to Consolidated Financial Statements).

(2) In 2006 the Company recognized a net non-cash tax benefit of $6.2 million by reducing the valuation allowance on the deferred tax asset related to the Company's net operating loss carryforwards.

(3) During 2010, 2009, 2008, 2007 and 2006, the Company made one, one, one, five and four acquisitions (including investments in joint ventures that are consolidated in our financial statements), respectively,. See Note 2 of Notes to Consolidated Financial Statements for information about the Company's 2010 acquisitions and investments through its joint ventures.

(4) As adjusted for adoption of Accounting Standards Codification ("ASC") Topic 470-20, "Debt with Conversion and Other Options", effective for 2009 and applied retrospectively as applicable.

(5) Includes a net gain related to specific litigation of $15.7 million and a write down of auction rate securities of $13.0 million in the fourth fiscal quarter of 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This Annual Report on Form 10-K, including this Item 7, includes "forward-looking statements" based on the Company's current expectations, assumptions, estimates and projections about its business and its industry. These statements include those relating to future events, performance and/or achievements, and include those relating to, among other things, the Company's future revenues, expenses and profitability, the future development and expected growth of the Company's business, its projected capital expenditures, future outcomes of litigation and/or regulatory proceedings, competition, expectations regarding the retail sales environment, continued market acceptance of the Company's current brands and its ability to market and license brands it acquires, the Company's ability to continue identifying, pursuing and making acquisitions, the ability of the Company to obtain financing for acquisitions, the ability of the Company's current licensees to continue executing their business plans with respect to their product lines and the ability to pay contractually obligated royalties, and the Company's ability to continue sourcing licensees that can design, distribute, manufacture and sell their own product lines.

These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control and difficult to predict and could cause its actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, the risks and uncertainties described in "Item 1A. Risk Factors" above and elsewhere in this report and in the Company's other SEC filings should be carefully considered.

Words such as "may," "should," "will," "could," "estimate," "predict," "potential," "continue," "anticipate," "believe," "plan," "expect," "future" and "intend" or the negative of these terms or other comparable expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statement was made.

Overview

The Company is a brand management company engaged in licensing, marketing and providing trend direction for a diversified and growing consumer brand portfolio. The Company's brands are sold across every major segment of retail distribution, from luxury to mass. As of December 31, 2010, the Company and its joint ventures owned 23 iconic consumer brands: Candie's, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific/OP, Danskin/Danskin Now, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter, and Waverly. In addition, Scion LLC, a joint venture in which the Company has a 50% investment, owns the Artful Dodger brand; Hardy Way, a joint venture in which the Company has a 50% investment, owns the Ed Hardy brands; IPH Unltd, a joint venture in which the Company has a 51% controlling investment, owns the Ecko and Zoo York brands; MG Icon, a joint venture in which the Company has a 50% investment, owns the Material Girl brand; and Peanuts Holdings, a joint venture in which the Company has an 80% controlling investment, owns, through its wholly-owned subsidiary Peanuts Worldwide, the Peanuts brands. The Company licenses its brands worldwide through over 1,000 direct-to-retail and wholesale licenses for use across a wide range of product categories, including footwear, fashion accessories, sportswear, home products and décor, and beauty and fragrance. The Company's business model allows it to focus on its core competencies of marketing and managing brands without many of the risks and investment requirements associated with a more traditional operating company. Its licensing agreements with leading retail and wholesale partners throughout the world provide the Company with a predictable stream of guaranteed minimum royalties.

The Company's growth strategy is focused on increasing licensing revenue from its existing portfolio of brands through adding new product categories, expanding the retail penetration of its existing brands and optimizing the sales of its licensees. The Company will also seek to continue the international expansion of its brands by partnering with leading licensees and/or joint venture partners throughout the world. Finally, the Company believes it will continue to acquire iconic consumer brands with applicability to a wide range of merchandise categories and an ability to further diversify its brand portfolio.

Summary of operating results:

The Company had net income of $110.5 million for 2010 as compared to net income of $76.0 million for 2009.

The Company's operating income was $209.7 million in 2010, compared to an operating income of $152.6 million in 2009.

2010 Compared to 2009

Licensing and Other Revenue. Licensing and other revenue for 2010 increased to $332.6 million from $232.1 million for 2009. In 2010, we recorded approximately $90.9 million in aggregate revenue related to our acquisitions of the Ecko assets and the Peanuts assets, for which there was no comparable revenue in 2009. In 2009, we recorded a gain of approximately $3.7 million on our transaction regarding our Joe Boxer trademark for the territory of Canada, and a gain of $7.0 million ($3.0 million of which was non-cash) related to the Iconix Europe transaction. The primary drivers of the remaining increase in revenue from 2009 to 2010 are as follows: an aggregate increase of approximately $12.9 million from our three direct-to-retail driven brands with Wal-Mart, an aggregate increase of approximately $4.7 million in our home brands, which include our Royal Velvet, Cannon, Fieldcrest, Charisma and Waverly brands, and an aggregate increase of $1.8 million in our wholesale model apparel brands, which include our Rampage, Badgley Mischka, London Fog and Rocawear brands.

Operating Expenses. Selling, general & administrative expenses ("SG&A") totaled $138.5 million in 2010 compared to $79.4 million in 2009. The increase of approximately $59.1 million was primarily driven by aggregate SG&A expenses of $52.9 million incurred by our Ecko (acquired November 2009) and Peanuts (acquired June 2010) businesses, which are consolidated and have no comparable SG&A expenses in 2009. The remaining increase was primarily driven by a $4.5 million employee bonus accrual, as well as an increase of approximately $2.0 million in aggregate general overhead costs as we expand our business.

For 2010 we recorded a net gain related to specific litigation of $15.7 million, as compared to expenses related to specific litigation of $0.1 million for 2009, relating to litigation involving Unzipped. As a result of a final judgment rendered in December 2010 in our favor, we recognized a gain of $26.0 million, offset by attorneys' fees and other related expenses of $10.3 million. See Notes 8, 9 and 10 of Notes to Consolidated Financial Statements for further information on our litigation involving Unzipped.

Operating Income. Operating income for 2010 increased to $209.7 million, or approximately 63% of total revenue, compared to $152.6 million or approximately 66% of total revenue for 2009. This decrease in our operating margin percentage is primarily the result of the increase in SG&A relating to the Peanuts acquisition mainly due to incremental talent share and agents' expenses, offset by the increase in revenue, for the reasons detailed above.

Other Expenses - Net – Other expenses - net increased $11.5 million from approximately $35.3 million in 2009 to approximately $46.8 million in 2010. This increase is largely due to a write-down of our marketable securities resulting in a pre-tax loss of $13.0 million, for which there was no comparable loss in 2009. See Note 3 of Notes to Consolidated Financial Statements for further detail on this matter. An increase of approximately $1.9 million in interest expense was primarily attributable to interest expense of approximately $5.3 million related to the Ecko Note, which was entered into as part of our acquisition of the Ecko assets and for which there was no comparable interest expense in 2009, offset primarily by a decrease in $2.3 million in interest expense from our variable rate debt due to a lower debt balance as a result of our principal payment in March 2010 as well as a decrease of $2.0 million from our Asset-Backed Notes due to a lower average balance during 2010 as compared to 2009. Additionally, the increase in other expenses – net was partially offset by an aggregate increase in our equity earnings on joint ventures of approximately $2.1 million primarily due to earnings from our MG Icon joint venture (created in March 2010) related to the launch of the Material Girl brand in Macy's stores in August 2010 for which there was no comparable earnings in 2009 and our Iconix Latin America joint venture whose earnings increased from 2009 to 2010. The aggregate increase in other expenses – net was further offset by an increase of approximately $1.4 million in interest income from $2.5 million in 2009 to $3.8 million in 2010, primarily due to dividends received from our investment in Roc Apparel LLC, our core licensee for the Rocawear brand.

Provision for Income Taxes. The effective income tax rate for 2010 is approximately 32.2% resulting in the $52.4 million income tax expense, as compared to an effective income tax rate of 35.2% in 2009 which resulted in the $41.2 million income tax expense. The effective tax rate decreased from 2009 to 2010 due to increased aggregate earnings attributable to our non-controlling interests, for which we do not pay taxes. The increase in aggregate earnings attributable to our non-controlling interest relates to our acquisition of the Ecko assets in October 2009, for which we have a full year of earnings in 2010, and our acquisition of the Peanuts assets in June 2010, for which there were no comparable earnings in 2009.

Net Income . Our net income was $110.5 million in 2010, compared to net income of $76.0 million in 2009, as a result of the factors discussed above.

2009 Compared to 2008

Licensing and Other Revenue. Licensing and other revenue for 2009 increased to $232.1 million from $216.8 million during 2008. During 2009, we recorded a gain of approximately $3.7 million on our transaction regarding our Joe Boxer trademark in Canada, and a gain of approximately $7.0 million ($3.0 million of which is a non-cash gain) related to the Iconix Europe transaction. During 2008, we recorded a non-cash gain of approximately $2.6 million related to the sale of trademarks to our joint venture in China, and a gain of $5.7 million related to the Iconix Latin America transaction. Further, during 2009, we recorded approximately $10.2 million in aggregate revenue related to our acquisition of the Ecko assets and approximately three quarters of revenue from our October 2008 acquisition of Waverly, of which there was no comparable revenue in 2008. In 2008, we recorded approximately $1.6 million of revenue related to our Latin America licenses for which there was no comparable revenue in 2009. In 2009, revenue related to our Latin America licenses is included in our aggregate equity gain on joint venture and other as it relates to our Iconix Latin America joint venture. The primary drivers of the remaining increase of approximately $4.4 million in comparable revenue from 2008 to 2009 include an aggregate increase of approximately $21.7 million related to our direct-to-retail brands at Wal-Mart and our Candie's brand at Kohl's, offset by an aggregate decrease of approximately $17.0 million related to the transition of our Mudd, Charisma and Cannon brands to their respective direct-to-retail licenses, as well as the transition of our women's category for our Rocawear brand to a new licensee in the third quarter of 2009.

Operating Expenses. Consolidated selling, general and administrative, herein referred to as SG&A, expenses totaled $79.4 million in 2009 compared to $73.8 million in 2008. The increase of $5.6 million was primarily related to: (i) an increase of approximately $6.5 million in advertising primarily related to in-store advertising promotions and celebrity endorsements; and (ii) an increase of $2.4 million in bad debt expense primarily related to collectability issues with the former women's category license for the Rocawear brand. These increases were offset by a variety of cost saving initiatives, including: (i) a decrease of approximately $1.4 million in professional fees; (ii) an aggregate decrease of approximately $0.8 million in payroll costs and employee travel related expenses related to a reduction in headcount and cost savings measures related to employee travel, partially offset by severance for terminated employees; and (iii) a net decrease of approximately $1.1 million in various overhead related costs as a result of the elimination of 2008 overhead costs related to a prior period acquisition as well as cost savings measures.

For 2009 and 2008, our expenses related to specific litigation, formerly known as special charges, included an expense for professional fees of $0.1 million and $0.9 million, respectively, relating to litigation involving Unzipped. See Notes 8 and 9 of Notes to Consolidated Financial Statements.

Operating Income. Operating income for 2009 increased to $152.6 million, or approximately 66% of total revenue, compared to $142.1 million or approximately 66% of total revenue in 2008.

Other Expenses - Net – Other expenses - net decreased by $9.7 million in 2009 to $35.3 million, compared to other expenses - net of $45.0 million in 2008. This decrease was due to several factors: an aggregate increase of approximately $4.0 million in our equity earnings on joint ventures due to earnings from our Iconix Latin America joint venture (created in December 2008) and our Hardy Way joint venture (created in May 2009), for which there was no comparable earnings in 2008. Further, interest expense related to our variable rate debt decreased from approximately $15.5 million in 2008 to approximately $7.1 million in 2009 due to both a lower average debt balance as well as a decrease in our effective interest rate to 3.64% in 2009 from 5.92% in 2008. This was offset by an increase in interest expense of approximately $1.2 million related to the promissory note issued in connection with our 51% investment in IPH Unltd in October 2009, and a decrease of approximately $1.5 million in interest income related to a decrease in interest rates on money invested by us during 2009.

Provision for Income Taxes. The effective income tax rate for 2009 is approximately 35.2% resulting in the $41.2 million income tax expense, as compared to an effective income tax rate of 35.2% in 2008 which resulted in a $34.2 million income tax expense.

Net Income. The Company's net income was $76.0 million in 2009, compared to net income of $62.9 million in 2008, as a result of the factors discussed above.

Liquidity and Capital Resources

Liquidity

Our principal capital requirements have been to fund acquisitions, working capital needs, and to a lesser extent, capital expenditures. We have historically relied on internally generated funds to finance our operations and our primary source of capital needs for acquisition has been the issuance of debt and equity securities. At December 31, 2010 and 2009, our cash totaled $121.9 million and $201.5 million, respectively, including short-term restricted cash of $3.3 million and $6.2 million, respectively.

In March 2010, we completed our acquisition of 50% of MG Icon, a limited liability company and owner of the Material Girl brands, for $20.0 million, $4.0 million of which was cash paid to the sellers at closing.

In June 2010, we completed our acquisition, through our 80% owned joint venture Peanuts Holdings, of Peanuts Worldwide, the owner of the Peanuts brand and related assets. Approximately $138.1 million of cash contributed by us was included in the total cash of $172.1 million paid to the sellers at closing. Further and related to this transaction, we loaned $17.5 million to Beagle Scout LLC (herein referred to as Beagle), a company owned by certain Schulz family trusts, the proceeds of which were used to pay Beagle's portion of the purchase price.

Our Term Loan Facility requires us to repay the principal amount of the Term Loan outstanding in an amount equal to 50% of the excess cash flow of the subsidiaries subject to the term loan facility for the most recently completed fiscal year, unless we meet certain criteria specified by a financial covenant defined in the Term Loan Facility. On March 17, 2010, we paid to Barclays, for the benefit of the Lenders, $47.2 million, representing 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for 2009. As of December 31, 2010, the entire balance due under the Term Loan Facility of approximately $171.0 million is included in long-term debt, less current maturities on the Consolidated Balance Sheet, as the ratio of Consolidated Total Debt (as defined by the Term Loan) to Consolidated EBITDA (as defined by the Term Loan) was below 2.5 to 1.0 as of December 31, 2010, which eliminated the obligation to pay 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for 2010.

We believe that cash from future operations as well as currently available cash will be sufficient to satisfy our anticipated working capital requirements for the foreseeable future. We intend to continue financing future brand acquisitions through a combination of cash from operations, bank financing and the issuance of additional equity and/or debt securities. See Note 5 of Notes to Consolidated Financial Statements for a description of certain prior financings consummated by us.

As of December 31, 2010, we held marketable securities consisting of auction rate securities, herein referred to as ARS. Beginning in the third quarter of 2007, $13.0 million of our ARS had failed auctions due to sell orders exceeding buy orders. In December 2008, the insurer of the ARS exercised its put option to replace the underlying securities of the auction rate securities with its preferred securities. Further, although these ARS had paid dividends according to their stated terms, the Company had received notice from the insurer that the payment of cash dividends will cease after July 31, 2009 and only temporarily reinstated for the 4-week period from December 23, 2009 through January 15, 2010, to be resumed if the board of directors of the insurer declares such cash dividends to be payable at a later date. No further dividends were received. In January 2010, we commenced a lawsuit against the broker-dealer of these ARS alleging, among other things, fraud, and seeking full recovery of the $13.0 million face value of the ARS, as well as legal costs and punitive damages. In November 2010, the insurer filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. These funds will not be available to us unless we realize recovery through the bankruptcy process, settlement or legal judgment. Prior to the cessation of regular cash dividend payments at 4-week intervals, we estimated the fair value of our ARS with a discounted cash flow model where we used the expected rate of cash dividends to be received. As regular cash dividend payments have ceased, we changed our methodology for estimating the fair value of the ARS. Beginning June 30, 2009, we estimated the fair value of our ARS using the present value of the weighted average of several scenarios of recovery based on our assessment of the probability of each scenario. We considered a variety of factors in our analysis including: credit rating of the issuer and insurer, comparable market data (if available), current macroeconomic market conditions, quality of the underlying securities, and the probabilities of several levels of recovery and reinstatement of cash dividend payments. As the result of our evaluations and primarily due to the bankruptcy of the insurer of the ARS, which reduced the market value of its preferred securities to zero, $13.0 million of our ARS have been written down to zero as a cumulative realized pre-tax loss of $13.0 million to reflect a permanent decrease in fair value. We believe our cash flow from future operations and our existing cash on hand will be sufficient to satisfy our anticipated working capital requirements for the foreseeable future, regardless of the possibility and timeliness of the recovery of these funds.

Changes in Working Capital

At December 31, 2010 and December 31, 2009 the working capital ratio (current assets to current liabilities) was 2.26 to 1 and 2.12 to 1, respectively. This increase was driven by a decrease in current portion of long-term debt primarily related to our Term Loan Facility (details discussed below) as well as the factors set forth below:

Operating Activities

Net cash provided by operating activities increased approximately $47.0 million, from $118.7 million in 2009 to $165.7 million in 2010. This increase in net cash provided by operating activities of $47.0 million is primarily due to an increase in net income of approximately $34.5 million from $76.0 million in 2009 to $110.5 million in 2010 for the reasons discussed above. Also, we recorded a non-cash pre-tax loss of $13.0 million for the write-down of our marketable securities, which consisted of auction rate securities, which we deemed to be a permanent write-down for the reasons discussed above. Further, stock-based compensation expense increased approximately $2.5 million from 2009 to 2010, primarily related to performance based stock compensation earned by our president and chief executive officer. Further, we recorded a $10.7 million gain on sale of trademarks in 2009 for the Iconix Europe transaction and the Joe Boxer Canada transaction, for which there were no comparable gains in 2010. These amounts were partially offset by the aggregate net changes in operating assets and liabilities, net of business acquisitions, used in operating activities of $6.6 million.

Investing Activities

Net cash used in investing activities in 2010 increased approximately $96.1 million, from $83.0 million in 2009 to $179.2 million in 2010. This increase is primarily due to our purchase of Peanuts Worldwide for $172.1 million, as well as $4.0 million paid in connection with our acquisition of a 50% interest in MG Icon. Further, in 2009, we paid $63.5 million in connection with our acquisition of a 51% controlling stake in IPH Unltd, the owner of the Ecko and Zoo York brands. In addition, in 2009 we paid cash earn-outs totaling $12.9 million, as compared to $0.8 million in cash earn-outs in 2010, both of which were related to acquisitions prior to 2009 and were recorded as increases to goodwill. Further, in 2009 we paid $9.0 million in connection with our acquisition of a 50% interest in Hardy Way, the owner of the Ed Hardy brand.

Financing Activities

Net cash used in financing activities increased $156.6 million, from $93.3 million of net cash provided by financing activities in 2009 to net cash used in financing activities of $63.3 million in 2010. The main driver of this net increase of cash used in financing activities of $156.6 million was the receipt of $152.8 million cash in 2009 related to our public offering of our common stock in June 2009, with no comparable transaction 2010, and an increase of $20.5 million in principal payments on our long-term debt during 2010 as compared to 2009. Specifically, our payment in March 2010 of 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for 2009 was $47.2 million, as compared to our payment in March 2009 of 50% of the excess cash flow from the subsidiaries subject to the term loan facility for 2008 was $38.7 million. This was offset by a contribution of $16.5 million from Beagle in connection with the purchase of Peanuts Worldwide through our joint venture Peanuts Holdings, as compared to a contribution of $2.1 million in the 2009 related to our investment in our joint venture Scion. See Note 2 of Notes to Consolidated Financial Statements for further information on these joint ventures.

Obligations and commitments

Convertible Notes. In June 2007, we completed the sale of $287.5 million principal amount of our Convertible Notes in a private offering to certain institutional investors from which we received net proceeds of approximately $281.1 million. The Convertible Notes bear interest at an annual rate of 1.875%, payable semi-annually in arrears on June 30 and December 31 of each year, commencing as of December 31, 2007. At December 31, 2010 and December 31, 2009, the net debt balance of the Convertible Notes was $262.7 million and $247.7 million, respectively, which reflects the net debt carrying value of the convertible notes in accordance with accounting for convertible debt instruments that may be settled in cash upon conversion, effective for the year ended December 31, 2009 and applied retrospectively as applicable. However, the principal amount owed to the convertible note holders is $287.5 million.

Concurrently with the sale of the convertible notes, we purchased note hedges for approximately $76.3 million and issued warrants to the hedge counterparties for proceeds of approximately $37.5 million. These transactions will generally have the effect of increasing the conversion price of the convertible notes (by 100% based on the price of our common stock at the time of the offering). As a result of these transactions, we recorded a reduction to additional paid-in-capital of $12.1 million. These note hedges and warrants are separate and legally distinct instruments that bind only us and the counterparties thereto and have no binding effect on the holders of the convertible notes.

We utilized the proceeds of the convertible notes as follows: approximately $233.8 million was used for the Official-Pillowtex acquisition and approximately $38.8 million was the net payment for the related convertible note hedge. There are no covenants for this debt obligation.

Term Loan Facility. In connection with our acquisition of the Rocawear brand in March 2007, we entered into the Term Loan Facility pursuant to which we borrowed, and received net proceeds of $212.5 million. Subsequently, in December 2007, in connection with our acquisition of the Starter brand, we borrowed an additional $63.2 million under the Term Loan Facility, in connection with which we received net proceeds of $60.0 million. We may borrow an additional $36.8 million under the terms of the Term Loan Facility.

Our obligations under the Term Loan Facility are secured by the pledge of our ownership interests in many of our subsidiaries. In addition, these and other of our subsidiaries have guaranteed such obligations and their guarantees are secured by a pledge of, among other things, the Ocean Pacific/OP, Danskin, Rocawear, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly trademarks and related intellectual property assets. Amounts outstanding under the Term Loan Facility bear interest, at our option, at the Eurodollar rate or the prime rate, plus an applicable margin of 2.25% or 1.25%, as the case may be, per annum, with minimum principal payable in equal quarterly installments in annual aggregate amounts equal to 1.00% of the aggregate principal amount of the loans outstanding, in addition to an annual payment equal to 50% of the excess cash flow of the subsidiaries subject to the Term Loan Facility, with any remaining unpaid principal balance to be due on April 30, 2013, herein referred to as the loan maturity date. Upon completion of our offering of the convertible notes, the loan maturity date was accelerated to January 2, 2012. On March 11, 2008, we paid to Lehman Commercial Paper Inc., or LCPI, for the benefit of the lenders, $15.6 million, representing 50% of the excess cash flow for 2007 from the subsidiaries subject to the Term Loan Facility. As a result of such payment, we are no longer required to pay the quarterly installments described above. In March 2010 and 2009, we paid $47.2 million and $38.6 million to the lenders, respectively, representing 50% of our excess cash flow for 2009 and 2008 from the subsidiaries subject to the Term Loan. As of December 31, 2010, the entire balance due under the Term Loan Facility is included in long-term debt, less current maturities on the Consolidated Balance Sheet, as the ratio of Consolidated Total Debt (as defined by the Term Loan) to Consolidated EBITDA (as defined by the Term Loan) was below 2.5 to 1.0 as of December 31, 2010, which eliminated the obligation to pay 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for 2010.. At December 31, 2010 and December 31, 2009, the outstanding cash balance under the term loan facility was $171.0 million and $219.6 million, respectively. The effective interest rate for 2010 was 2.60%, as compared to 3.05% and 5.81% for 2009 and 2008, respectively. As of December 31, 2010 and 2009, we were in compliance with all material covenants relating to this debt obligation.

Asset-Backed Notes. The financing for certain of our acquisitions in 2005 and 2006 was accomplished though private placements of the Asset-Backed Notes, which are currently secured by the Candie's, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and related intellectual property assets. As of December 31, 2010, the aggregate principal balance of the asset-backed notes was $70.7 million. Interest rates and terms on the outstanding principal amount of the asset-backed notes as of December 31, 2010 are as follows: $23.5 million principal amount bears interest at a fixed interest rate of 8.45% with a term ending August 2012, $10.4 million principal amount bears interest at a fixed rate of 8.12% with a term ending August 2012, and $36.8 million principal amount bears interest at a fixed rate of 8.99% with a term ending February 2013. The asset-backed notes have no financial covenants with which we or our subsidiaries need comply.

As of December 31, 2009, the aggregate principal balance of the asset-backed notes was $94.9 million. Interest rates and terms on the outstanding principal amount of the asset-backed notes as of December 31, 2009 were as follows: $32.5 million principal amount bears interest at a fixed interest rate of 8.45% and $14.3 million principal amount bears interest at a fixed rate of 8.12%, each with a term ending in August 2012, and $48.1 million principal amount bears interest at a fixed rate of 8.99% with a term ending February 2013.

The aggregate principal amount of the asset-backed notes is required to be paid by February 22, 2013.

Cash on hand in IP Holdings' bank account is restricted at any point in time up to the amount of the next payment of principal and interest due by it under the asset-backed notes. Accordingly, as of December 31, 2010 and 2009, $2.5 million and $2.0 million, respectively, have been disclosed as restricted cash within our current assets. Further, a liquidity reserve account has been established and the funds on deposit in such account are to be applied to the last principal payment due with respect to the Asset-Backed Notes. Accordingly, the $15.9 million in such reserve account as of December 31, 2010 and 2009 have been included on our Consolidated Balance Sheets as restricted cash within our other assets. As of December 31, 2010 and 2009, we were in compliance with all material covenants relating to this debt obligation.

Ecko Note. In connection with the Ecko/Zoo York transaction, IPH Unltd issued a promissory note (the Ecko Note) to a third party creditor for $90.0 million. The obligations of IPH Unltd under the Ecko Note are secured by the Ecko portfolio of trademarks and related intellectual property assets (including the Ecko and Zoo York brands) and further guaranteed personally by the minority owner of IPH Unltd. Amounts outstanding under the Ecko Note bear interest at 7.50% per annum, and is to be repaid in equal quarterly installments of $2.5 million, with any remaining unpaid principal balance and accrued interest to be due on June 30, 2014, the promissory note maturity date. As of December 31, 2010, the principal balance of the Ecko Note was $80.0 million. The Ecko Note may be prepaid without penalty, and any prepayment would be applied to the scheduled quarterly principal payments in the order of their maturity. The Ecko Note has no financial covenants with which we or our subsidiaries need comply. Our assets and the assets of our subsidiaries and joint ventures (other than IPH Unltd) are not available to satisfy the obligations under the Ecko Note.

Sweet note. A description of the Sweet Sportswear/Unzipped litigation is contained in "Business—Legal Proceedings". On April 23, 2002, we acquired the remaining 50% interest in Unzipped from Sweet Sportswear, or Sweet, for a purchase price comprised of 3,000,000 shares of our common stock and $11.0 million in debt, which was evidenced by our issuance of a note to Sweet Sportswear, also referred to as the Sweet note. Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to a management agreement, which obligated Sweet to manage the operations of Unzipped in return for, commencing in fiscal 2003, an annual management fee based upon certain specified percentages of net income achieved by Unzipped during the three-year term of the agreement. In addition, Sweet guaranteed that the net income, as defined in the agreement, of Unzipped would be no less than $1.7 million for each year during the term, commencing with fiscal 2003. In the event that the guarantee was not met for a particular year, Sweet was obligated under the management agreement to pay us the difference between the actual net income of Unzipped, as defined, for such year and the guaranteed $1.7 million. That payment, referred to as the shortfall payment, could be offset against the amounts due under the Sweet note at the option of either us or Sweet. As a result of such offsets, the balance of the Sweet note was reduced by us to $3.1 million as of December 31, 2006 and $3.0 million as of December 31, 2005 and was reflected in "long- term debt." Prior to December 2010, the Sweet Note accrued interest at the rate of 8% per year. In December 2010, a judgment related to the Sweet Sportswear/Unzipped litigation was rendered in the Company's favor. As a result of this judgment, the Company wrote-off the Sweet Note and all associated accrued interest. See Notes 8, 9 and 10 in Notes to Financial Statements for further detail.

In addition, in November 2007 the Company was awarded a judgment of approximately $12.2 million for claims made by it against Hubert Guez and Apparel Distribution Services, Inc. ("ADS"). Prior to December 2010, this receivable accrued interest at the rate of 8% per year and was included in other assets – non-current. In December 2010, a judgment related to the Sweet Sportswear/Unzipped litigation was rendered in the Company's favor. As a result of this judgment, the Company wrote-off this receivable and all associated accrued interest. See Notes 8, 9 and 10 in Notes to Financial Statements for further detail.

Other. We believe that we will be able to satisfy our ongoing cash requirements for operations and debt servicing for the foreseeable future, primarily with cash flow from operations. In addition, as part of our business growth strategy, we intend, in addition to growing through the organic development of our brands and expanding internationally, to grow through acquisitions of additional brands. We anticipate that we would fund any such acquisitions through a combination of cash, the issuance of equity and/or debt securities.

The following is a summary of contractual cash obligations, including interest for the periods indicated that existed as of December 31, 2010:

(000's omitted)	2011	2012	2013	2014	2015	Thereafter	Total
Convertible Notes	$ -	$ 287,500	$ -	$ -	$ -	$ -	$ 287,500
Term Loan Facility	-	172,403	-	-	-	-	172,403
Asset-Backed Notes	26,381	33,468	10,801	-	-	-	70,650
Ecko Note	10,000	10,000	10,000	50,000	-	-	80,000
Operating leases	3,546	3,897	3,976	3,966	2,067	21,048	38,500
Earn-out payments on acquisitions	217	-	-	-	-	-	217
Employment contracts	3,280	1,777	1,000	-	-	-	6,057
Interest	20,782	10,501	4,518	1,838	-	-	37,639
Total contractual cash obligations	$ 64,206	$ 519,546	$ 30,295	$ 55,804	$ 2,067	$ 21,048	$ 692,966

Other Factors

We continue to seek to expand and diversify the types of licensed products being produced under our various brands, as well as diversify the distribution channels within which licensed products are sold, in an effort to reduce dependence on any particular retailer, consumer or market sector. The success of our company, however, will still remain largely dependent on our ability to build and maintain brand awareness and contract with and retain key licensees and on our licensees' ability to accurately predict upcoming fashion trends within their respective customer bases and fulfill the product requirements of their particular retail channels within the global marketplace. Unanticipated changes in consumer fashion preferences, slowdowns in the U.S. economy, changes in the prices of supplies, consolidation of retail establishments, and other factors noted in "Risk Factors," could adversely affect our licensees' ability to meet and/or exceed their contractual commitments to us and thereby adversely affect our future operating results.

Effects of Inflation

We do not believe that the relatively moderate rates of inflation experienced over the past few years in the United States, where we primarily compete, have had a significant effect on revenues or profitability. If there were an adverse change in the rate of inflation by less than 10%, the expected effect on net income would be immaterial.

New Accounting Standards

In June 2009, the FASB issued guidance under ASC Topic 810 "Consolidation". This guidance amends the consolidation guidance for variable interest entities, herein referred to as a VIE, by requiring an on-going qualitative assessment of which entity has the power to direct matters that most significantly impact the activities of a VIE and has the obligation to absorb losses or benefits that could be potentially significant to the VIE. This guidance is effective for us beginning in January 1, 2010 and the results of its adoption has not had a material impact our results of operations or financial position.

In October 2009, the FASB issued guidance under ASC Topic 605 regarding revenue recognition for multiple deliverable revenue arrangements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and expands the disclosures related to multiple deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The adoption of this guidance has not had a material impact our results of operations or financial position.

In January 2010, the FASB issued guidance under ASC Topic 810 regarding scope clarification on accounting and reporting for decreases in ownership of a subsidiary. This guidance clarifies that the scope of the decrease in ownership provisions of ASC Topic 810 applies to a subsidiary or group of assets that is a business, a subsidiary that is a business that is transferred to an equity method investee or a joint venture or an exchange of a group of assets that constitutes a business for a noncontrolling interest in an entity. This guidance is effective as of the beginning of the period in which an entity adopts guidance under ASC Topic 810 regarding non-controlling interests, and if it has been previously adopted, the first interim or annual period ending on or after December 15, 2009, applied retrospectively to the first period that the entity adopted this guidance, and its requirements has not had a material impact our results of operations or financial position.

In January 2010, the FASB issued guidance under ASC Topic 820 as it relates to improving disclosures on fair value measurements. This guidance requires new disclosures regarding transfers in and out of the Level 1 and 2 and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. This guidance also includes conforming amendments to employers' disclosures about postretirement benefit plan assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December

15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years, and its requirements are reflected herein.

Critical Accounting Policies

Several of our accounting policies involve management judgments and estimates that could be significant. The policies with the greatest potential effect on our consolidated results of operations and financial position include the estimate of reserves to provide for collectability of accounts receivable. We estimate the collectability considering historical, current and anticipated trends of our licensees related to deductions taken by customers and markdowns provided to retail customers to effectively flow goods through the retail channels, and the possibility of non-collection due to the financial position of its licensees' and their retail customers. Due to our licensing model, we do not have any inventory risk and have reduced our operating risks, and can reasonably forecast revenues and plan expenditures based upon guaranteed royalty minimums and sales projections provided by our retail licensees.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary.

In connection with our licensing model, we have entered into various trademark license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee's sales.

In June 2001, the FASB issued guidance under ASC Topic 350 Intangibles Goodwill and Other, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon our adoption of this guidance, on February 1, 2002, we ceased amortizing goodwill. As prescribed under this guidance, we had goodwill tested for impairment during the years 2010, 2009 and 2008, and no write-downs from impairments were necessary. Our tests for impairment utilize discounted cash flow models to estimate the fair values of the individual assets. Assumptions critical to our fair value estimates are as follow: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trade mark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These tests factor in economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Impairment losses are recognized for long-lived assets, including certain intangibles, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets carrying amount. Impairment losses are measured by comparing the fair value of the assets to their carrying amount. For the years 2010, 2009, and 2008 there was no impairment present for these long-lived assets.

Effective January 1, 2006, we adopted guidance under ASC Topic 718 Compensation – Stock Compensation, which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under this guidance, using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of, January 1, 2006. Prior to the adoption of this guidance, we accounted for our stock-based compensation plans under the recognition and measurement principles of accounting principles board, or APB, Opinion No. 25, "Accounting for stock issued to employees," and related interpretations. Accordingly, the compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount the employee must pay to acquire the stock.

We account for income taxes in accordance with guidance under ASC Topic 740 Income Taxes. Under this guidance, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of this guidance, including current and historical results of operations, the annual limitation on utilization of net operating loss carry forwards pursuant to Internal Revenue Code section 382, future income projections and the overall prospects of our business. Based upon management's assessment of all available evidence, including our completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from our licensees, and the overall prospects of our business, management concluded that it is more likely than not that the net deferred income tax asset will be realized.

We adopted guidance under ASC Topic 740, beginning January 1, 2007, as it relates to uncertain tax positions. The implementation of this guidance did not have a significant impact on our financial position or results of operations. The total unrecognized tax benefit was $1.1 million at the date of adoption. At December 31, 2010, the total unrecognized tax benefit was $1.2 million. However, this is not recognized for accounting purposes because the related deferred tax asset has been fully reserved in prior years. We are continuing our practice of recognizing interest and penalties related to income tax matters in income tax expense. There was no accrual for interest and penalties related to uncertain tax positions for the year ended December 31, 2010. We file federal and state tax returns and we are generally no longer subject to tax examinations for fiscal years prior to 2007.

Marketable securities, which are accounted for as available-for-sale, are stated at fair value in accordance with guidance under ASC Topic 320 Debt and Equity Securities, and consisted of auction rate securities. Temporary changes in fair market value are recorded as other comprehensive income or loss, whereas other than temporary markdowns have been realized through our statement of operations. On January 1, 2008, we adopted guidance under ASC Topic 820 Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value and requires expanded disclosures about fair value measurement. While this guidance does not require any new fair value measurements in its application to other accounting pronouncements, it does emphasize that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation. Although we believe our judgments, estimates and/or assumptions used in determining fair value are reasonable, making material changes to such judgments, estimates and/or assumptions could materially affect such impairment analyses and our financial results. Due to the bankruptcy of the insurer of the auction rate securities, which reduced the market value of its preferred securities to zero, we estimated the fair value of our auction rate securities to be zero. We believe this decrease in fair value is permanent due to the aforementioned bankruptcy. The effect of the failure to auction since the third quarter of fiscal 2007 and the aforementioned bankruptcy has resulted in pre-tax loss of $13.0 million which is reflected in Consolidated Income Statement as a loss on marketable securities.

Other significant accounting policies are summarized in Note 1 of Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We limit exposure to foreign currency fluctuations by requiring the majority of our licenses to be denominated in U.S. dollars. Our note receivable due from the purchasers of the Canadian trademark for Joe Boxer is denominated in Canadian dollars. If there were an adverse change in the exchange rate from Canadian dollars to U.S. dollars of less than 10%, the expected effect on net income would be immaterial. Certain other licenses are denominated in Japanese Yen. If there were an adverse change in the exchange rate from Japanese Yen to U.S. dollars of 10%, the expected effect on net income would be immaterial.

We are exposed to potential loss due to changes in interest rates. Investments with interest rate risk include marketable securities. Debt with interest rate risk includes the fixed and variable rate debt. As of December 31, 2010, we had approximately $171.0 million in variable interest debt under our Term Loan Facility. To mitigate interest rate risks, we have purchased derivative financial instruments such as interest rate hedges to convert certain portions of our variable rate debt to fixed interest rates. If there were an adverse change in interest rates of 10%, the expected effect on net income would be immaterial.

We invested in certain auction rate securities, herein referred to as ARS. Beginning in the third quarter of 2007 and through the Current Quarter, our balance of ARS failed to auction due to sell orders exceeding buy orders, and the insurer of the ARS exercised its put option to replace the underlying securities of the ARS with its preferred securities. Further, although the ARS had paid cash dividends according to their stated terms, the payment of cash dividends ceased after July 31, 2009 and were only temporarily reinstated for the four week period from December 23, 2009 to January 15, 2010. The dividends would be resumed only if the board of directors of the insurer declared such cash dividends to be payable at a later date. No further dividends were received. In January 2010, we commenced a lawsuit against the broker-dealer of these ARS alleging, among other things, fraud, and seeking full recovery of the $13.0 million face value of the ARS, as well as legal costs and punitive damages. In November 2010, the insurer filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. These funds will not be available to us unless we realize recovery through the bankruptcy process, settlement or legal judgment of the action brought against the broker-dealer. Due to the bankruptcy of the insurer of the ARS, which reduced the market value of its preferred securities to zero, we estimated the fair value of our ARS to be zero. We believe this cumulative decrease in fair value is permanent due to the aforementioned bankruptcy. The cumulative effect of the failure to auction since the third quarter of fiscal 2007 has resulted in pre-tax loss of $13.0 million which is reflected in the Consolidated Income Statement as a loss on marketable securities.

As described elsewhere in Note 5 of the Notes to Consolidated Financial Statements, in connection with the initial sale of our convertible notes, we entered into convertible note hedges with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. At such time, the hedging transactions were expected, but were not guaranteed, to eliminate the potential dilution upon conversion of the convertible notes. Concurrently, we entered into warrant transactions with the hedge counterparties.

On September 15, 2008 and October 3, 2008, respectively, Lehman Brothers Holdings Inc., or Lehman Holdings, and its subsidiary, Lehman Brothers OTC Derivatives Inc., or Lehman OTC, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York, herein referred to as the bankruptcy court. On September 17, 2009, we filed proofs of claim with the bankruptcy court relating to the Lehman OTC convertible note hedges. We had purchased 40% of the convertible note hedges from Lehman OTC, or the Lehman note hedges, and we had sold 40% of the warrants to Lehman

OTC. Lehman OTC's obligations under the Lehman note hedges are guaranteed by Lehman Holdings. If the Lehman note hedges are rejected or terminated in connection with the Lehman OTC bankruptcy, we would have a claim against Lehman OTC and Lehman Holdings, as guarantor, for the damages and/or close-out values resulting from any such rejection or termination. While we intend to pursue any claim for damages and/or close-out values resulting from the rejection or termination of the Lehman note hedges, at this point in the Lehman bankruptcy cases it is not possible to determine with accuracy the ultimate recovery, if any, that we may realize on potential claims against Lehman OTC or Lehman Holdings, as guarantor, resulting from any rejection or termination of the Lehman note hedges. We also do not know whether Lehman OTC will assume or reject the Lehman note hedges, and therefore cannot predict whether Lehman OTC intends to perform its obligations under the Lehman note hedges. As a result, if Lehman OTC does not perform such obligations and the price of our common stock exceeds the $27.56 conversion price (as adjusted) of the convertible notes, the effective conversion price of the convertible notes (which is higher than the actual $27.56 conversion price due to these hedges) would be reduced and our existing stockholders may experience dilution at the time or times the convertible notes are converted. The extent of any such dilution would depend, among other things, on the then prevailing market price of our common stock and the number of shares of common stock then outstanding, but we believe the impact will not be material and will not affect our income statement presentation. We are not otherwise exposed to counterparty risk related to the Lehman bankruptcies. We currently believe, although there can be no assurance, that the bankruptcy filings and their potential impact on these entities will not have a material adverse effect on our financial position, results of operations or cash flows. We will continue to monitor the bankruptcy filings of Lehman Holdings and Lehman OTC.

Moreover, in connection with the warrant transactions with the counterparties, to the extent that the price of our common stock exceeds the strike price of the warrants, the warrant transactions could have a dilutive effect on our earnings per share.

The effect, if any, of any of these transactions and activities on the trading price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data required to be submitted in response to this Item 8 are set forth after Part IV, Item 15 of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

The Company, under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, herein referred to as the Exchange Act) as of the end of the period covered by this report. The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

The principal executive officer and principal financial officer also conducted an evaluation of internal control over financial reporting, herein referred to as internal control, to determine whether any changes in internal control occurred during the quarter ended December 31, 2010 that may have materially affected or which are reasonably likely to materially affect internal control. Based on that evaluation, there has been no change in the Company's internal control during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to affect, the Company's internal control.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 25, 2011

To the Stockholders of Iconix Brand Group, Inc.

The management of Iconix Brand Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2010. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

BDO USA, LLP, the independent registered public accounting firm who audits our financial statements, has audited our internal control over financial reporting as of December 31, 2010 and has issued their report on our internal control over financial reporting as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Iconix Brand Group, Inc.
New York, New York

We have audited Iconix Brand Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Iconix Brand Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Iconix Brand Group, Inc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Iconix Brand Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA LLP

New York, New York
February 25, 2011

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item concerning our directors, executive officers and certain corporate governance matters is incorporated by reference from our definitive proxy statement relating to our Annual Meeting of Stockholders to be held in 2011 ("2011 Definitive Proxy Statement") to be filed with the SEC.

Code of Business Conduct

We have adopted a written code of business conduct that applies to our officers, directors and employees. Copies of our code of business conduct are available, without charge, upon written request directed to our corporate secretary at Iconix Brand Group, Inc., 1450 Broadway, New York, NY 10018.

Item 11. Executive Compensation.

The information required under this item is hereby incorporated by reference from our 2011 Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required under this item is hereby incorporated by reference from our 2011 Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required under this item is hereby incorporated by reference from our 2011 Definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required under this item is hereby incorporated by reference from our 2011 Definitive Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents included as part of this Annual Report

1. The following consolidated financial statements are included in this Annual Report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance sheets - December 31, 2010 and 2009
- Consolidated Income Statements for the years ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Stockholders' Equity for the years ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
- Notes to Consolidated Financial Statements

2. The following financial statement schedules are included in this Annual Report:

- Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
- Schedule for the years ended December 31, 2010, 2009 and 2008
- Schedule II Valuation and qualifying accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. See the Index to Exhibits for a list of exhibits filed as part of this Annual Report.

(b) See Item (a) 3 above.

(c) See Item (a) 2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICONIX BRAND GROUP, INC.

Date: February 25, 2011

By: /s/ Neil Cole

Neil Cole,
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Neil Cole **Neil Cole**	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 25, 2011
/s/ Warren Clamen **Warren Clamen**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2011
/s/ Barry Emanuel **Barry Emanuel**	Director	February 25, 2011
/s/ Drew Cohen **Drew Cohen**	Director	February 25, 2011
/s/ F. Peter Cuneo **F. Peter Cuneo**	Director	February 25, 2011
/s/ Mark Friedman **Mark Friedman**	Director	February 25, 2011
/s/ James A. Marcum **James A. Marcum**	Director	February 25, 2011

Index to Exhibits

Exhibit Numbers	Description
2.1	Asset Purchase dated October 29, 2004 by and among B.E.M. Enterprise, Ltd., Escada (USA) Inc., the Company and Badgley Mischka Licensing LLC (1)
2.2	Asset Purchase Agreement dated July 22, 2005 by and among the Company, Joe Boxer Company, LLC, Joe Boxer Licensing, LLC, JBC Canada Holdings, LLC, Joe Boxer Canada, LP, and William Sweedler, David Sweedler, Alan Rummelsburg, Joseph Sweedler and Arnold Suresky (2)
2.3	Asset Purchase Agreement dated September 16, 2005 by and among the Company, Rampage Licensing, LLC, Rampage.com, LLC, Rampage Clothing Company, Larry Hansel, Bridgette Hansel Andrews, Michelle Hansel, Paul Buxbaum and David Ellis (3)
2.4	Merger Agreement dated as of March 31, 2006 by and among the Company, Moss Acquisition Corp., Mossimo, Inc., and Mossimo Giannulli (4)
2.5	Asset Purchase Agreement dated as of March 31, 2006, between the Company and Mudd (USA) LLC (5)
2.6	Amendment dated April 11, 2006 to Asset Purchase Agreement dated as of March 31, 2006 between the Company and Mudd (USA), LLC. (6)
2.7	Asset Purchase Agreement, dated as of August 21, 2006, between the Company and London Fog Group, Inc. (7)
2.8	Asset Purchase Agreement, dated as of October 31, 2006, between the Company, The Warnaco Group, Inc., and Ocean Pacific Apparel Corp. (including the forms of the Note and the Registration Rights Agreement) (27)+
2.9	Assets Purchase Agreement dated as of February 21, 2007 by and among the Company, Danskin, Inc. and Danskin Now, Inc. (28)+**
2.10	Asset Purchase Agreement dated March 6, 2007 by and among the Company, Rocawear Licensing LLC, Arnold Bize, Shawn Carter and Naum Chernyavsky (29)+
2.11	Purchase and Sale Agreement, dated September 6, 2007, by and among the Company, Official Pillowtex LLC and the Sellers of interests in Official Pillowtex, LLC ("the Sellers") (32)+
2.12	Asset Purchase Agreement dated November 15, 2007 by and among the Company, Exeter Brands Group LLC and NIKE, Inc. (34)+
2.13	Asset Purchase Agreement by and among NexCen Brands, Inc., NexCen Fixed Asset Company , LLC, NexCen Brand Management, Inc., WV IP Holdings, LLC and the Company dated September 29, 2008 (39)+
2.14	Contribution and Sale Agreement dated October 26, 2009 by and among the Registrant, IP Holder LLC, now known as IP Holdings Unltd LLC, Seth Gerszberg, Suchman LLC, Yakira, L.L.C., Ecko.Complex, LLC, Zoo York LLC and Zoo York THC LLC. + (46)
2.15	Membership Interest Purchase Agreement dated as of March 9, 2010 by and between the Registrant and Purim LLC (50)+
2.16	Purchase Agreement dated as of April 26, 2010 by and among Iconix Brand Group, Inc., United Features Syndicate, Inc. and The E.W. Scripps Company (51)+
3.1	Certificate of Incorporation, as amended (8)

3.2	Restated and Amended By-Laws (9)
4.1	Rights Agreement dated January 26, 2000 between the Company and Continental Stock Transfer and Trust Company (10)
4.2	Fifth Amended and Restated Indenture dated of August 28, 2006 by and between IP Holdings LLC, as issuer, and Wilmington Trust Company as Trustee (7)
4.3	Indenture, dated June 20, 2007 between the Company and The Bank of New York (31)
4.4	Registration Rights Agreement, dated June 20, 2007, by and among the Company, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Lehman Brothers Inc. (31)
10.1	1997 Stock Option Plan of the Company (12)*
10.2	2000 Stock Option Plan of the Company (13)*
10.3	2001 Stock Option Plan of the Company (14)*
10.4	2002 Stock Option Plan of the Company (15)*
10.5	Non -Employee Director Stock Incentive Plan (16)*
10.6	401(K) Savings Plan of the Company (17)
10.7	Employment Agreement between Neil Cole and the Company dated January 28, 2008 (9)*
10.8	Membership Interest Purchase Agreement dated as of May 4, 2009 by and among the Registrant, Donald Edward Hardy and Francesca Passalacqua, trustees of the Hardy/Passalacqua Family Revocable Trust and Donald Edward Hardy. + (47)
10.9	2009 Equity Incentive Plan*(49)
10.15	Option Agreement of Neil Cole dated November 29, 1999 (17)*
10.16	Iconix Brand Group, Inc. 2006 Equity Incentive Plan and forms of options granted thereunder (37)*
10.17	Restricted Stock Agreement dated September 22, 2006 between the Company and Andrew Tarshis (24)*
10.18	Restricted Stock Agreement dated September 22, 2006 between the Company and Deborah Sorell Stehr (24)*
10.19	Form of Restricted Stock Agreement for officers under the Iconix Brand Group, Inc. 2006 Equity Incentive Plan (25)*
10.20	Form of Restricted Stock Agreement for Directors under the Iconix Brand Group, Inc. 2006 Equity Incentive Plan (25)*
10.21	8% Senior Subordinated Note due 2012 of the Company payable to Sweet Sportswear, LLC (20)
10.22	Letter Agreement dated October 29, 2004 among UCC Funding Corporation, Content Holdings, Inc., the Company and Badgley Mischka Licensing LLC (1)
10.23	Form of Option Agreement under the Company's 1997 Stock Option Plan (18)*
10.24	Form of Option Agreement under the Company's 2000 Stock Option Plan (18)*

10.25	Form of Option Agreement under the Company's 2001 Stock Option Plan (18)*
10.26	Form of Option Agreement under the Company's 2002 Stock Option Plan (18)*
10.27	Agreement dated June 2, 2006 among the Company, UCC Consulting, Content Holdings, James Haran and Robert D'Loren (44)
10.28	Common Stock Purchase Warrant issued to UCC Consulting Corporation (45)
10.29	Purchase and Sale Agreement dated June 2, 2006 by and among the Company, Content Holdings, Robert D'Loren, Seth Burroughs and Catherine Twist (44)
10.30	Loan and Security Agreement dated as of October 31, 2006 among Mossimo Holdings LLC, Mossimo Management LLC, and Merrill Lynch Mortgage Capital Inc., as agent and lender (11)+
10.31	Guaranty dated as of October 31, 2006 by the Company in favor of Merrill Lynch Mortgage Capital Inc., as agent (11)
10.32	Registration Rights Agreement dated as of March 9, 2007 by and between the Company and Danskin, Inc. (28)
10.33	Registration Rights Agreement dated March 30, 2007 by and between the Company and Rocawear Licensing LLC (29)
10.34	Amended and Restated Credit Agreement dated as of May 2, 2007 by and among the Company, Lehman Brothers Inc. as Arranger, and Lehman Commercial Paper Inc., as Lender, as Syndication Agent and as Administrative Agent (30)+
10.35	Guarantee and Collateral Agreement made by the Company and certain of its subsidiaries in favor of Lehman Commercial Paper Inc., as Administrative Agent (30)+
10.36	Purchase Agreement, dated June 14, 2007, by and among the Company, Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Lehman Brothers Inc. (31)
10.37	Letter Agreement Confirming OTC Convertible Note Hedge, dated June 19, 2007 among the Company, Merrill Lynch International and, solely in its capacity as agent thereunder, Merrill Lynch, Pierce, Fenner & Smith Incorporated (31)
10.38	Letter Agreement, Confirming OTC Convertible Note Hedge, dated June 19, 2007, among the Company, Lehman Brothers - OTC Derivatives Inc. and, solely in its capacity as agent thereunder, Lehman Brothers (31)
10.39	Letter Agreement, Confirming OTC Warrant transaction, dated June 19, 2007, among the Company, Merrill Lynch International and, solely in its capacity as agent thereunder, Merrill Lynch, Pierce, Fenner & Smith Incorporated (31)
10.40	Letter Agreement, Confirming OTC Warrant Transaction, dated June 19, 2007, among the Company, Lehman Brothers OTC Derivatives Inc. and, solely in its capacity as agent thereunder, Lehman Brothers (31)
10.41	Escrow Agreement dated September 6, 2007 by and between the Company, Ben Kraner, on behalf of the Sellers, as each Seller's authorized attorney-in-fact, and U.S. Bank National Association, as escrow agent (32)
10.42	Note and Security Agreement dated November 7, 2007 made by Artful Holdings, LLC in favor of the Company (33)
10.43	Restricted Stock Grant Agreement dated February 19, 2008 between the Company and Neil Cole (42)*
10.44	Restricted Stock Performance Unit Agreement dated February 19, 2008 between the Company and Neil Cole (42)*

10.45	Lease dated as of November 12, 2007 with respect to the Company's Executive Offices (42)
10.46	Iconix Brand Group, Inc. Executive Incentive Bonus Plan (35)
10.47	Transition Services Agreement between the Company and David Conn (38)
10.48	Employment Agreement dated November 11, 2008 between the Company and Andrew Tarshis (40)*
10.49	Employment Agreement dated November 11, 2008 between the Company and Warren Clamen (40)*
10.50	Agreement dated May 2008 between the Company and Neil Cole.(36)*
10.51	Agreement dated December 24, 2008 between the Company and Neil Cole (41)*
10.52	Form of restricted stock agreement under the 2009 Equity Incentive Plan* (48)
10.53	Form of stock option agreement under the 2009 Equity Incentive Plan* (48)
10.54	Restricted Stock Performance Unit Agreement with Neil Cole dated September 23, 2009* (48)
10.55	Restricted Stock Agreement with Warren Clamen dated September 22, 2009* (48)
10.56	Restricted Stock Agreement with Andrew Tarshis dated September 22, 2009* (48)
10.57	Employment Agreement dated November 17, 2009 between the Company and Yehuda Shmidman * (52)
10.58	Employment Agreement dated February 26, 2009 between the Company and David Blumberg* (52)
10.59	Restricted Stock Agreement with David Blumberg dated September 22, 2009* (52)
10.60	Lease dated as of December 30, 1994, including amendments dated November 30, 1996, September 26, 2003, and December 23, 2004, with respect to the Company's office at 200 Madison Avenue ++
21	Subsidiaries of the Company ++
23	Consent of BDO USA, LLP ++
31.1	Certification of Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 Of The Securities Exchange Act Of 1934, As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act Of 2002 ++
31.2	Certification of Principal Financial Officer Pursuant To Rule 13a-14 Or 15d-14 Of The Securities Exchange Act Of 1934, As Adopted Pursuant To Section 302 Of The Sarbanes-Oxley Act of 2002 ++
32.1	Certification of Chief Executive Officer Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 Of The Sarbanes-Oxley Act of 2002 ++
32.2	Certification of Principal Financial Officer Pursuant To 18 U.S.C. Section 1350, As Adopted pursuant To Section 906 Of The Sarbanes-Oxley Act Of 2002 ++
99.1	Note Purchase Agreement by and among IP Holdings LLC, the Company and Mica Funding, LLC, dated April 11, 2006 (26)+
99.2	Note Purchase Agreement by and among IP Holdings LLC, the Company and Mica Funding, LLC, dated August 28, 2006 (7)+
99.3	Agreement for Creative Director Services dated as of October 31, 2006 by and among the Company, Mossimo, Inc. and Mossimo Giannulli (11)

(1) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 and incorporated by reference herein.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated July 22, 2005 and incorporated by reference herein.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated September 16, 2005 and incorporated by reference herein.

(4) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 31, 2006 (SEC accession No. 0000950117-06-001668) and incorporated by reference herein.

(5) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 31, 2006 (SEC accession No. 0000950117-06-001669) and incorporated by reference herein.

(6) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated by reference herein.

(7) Filed as an exhibit filed to the Company's Current Report on Form 8-K for the event dated August 28, 2006 and incorporated by reference herein.

(8) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated by reference herein.

(9) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated January 28, 2008 and incorporated by reference herein.

(10) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated January 26, 2000 and incorporated by reference herein.

(11) Filed as an exhibit to the Company's Current Report on form 8-K for the event dated October 31, 2006 (SEC accession no. 0001144204-06-045497) and incorporated by reference herein.

(12) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1997 and incorporated by reference herein.

(13) Filed as Exhibit A to the Company's definitive Proxy Statement dated July 18, 2000 as filed on Schedule 14A and incorporated by reference herein.

(14) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended January 31, 2002 and incorporated by reference herein.

(15) Filed as Exhibit B to the Company's definitive proxy statement dated May 28, 2002 as filed on Schedule 14A and incorporated by reference herein.

(16) Filed as Appendix B to the Company's definitive Proxy Statement dated July 2, 2001 as filed on Schedule 14A and incorporated by reference herein.

(17) Filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended January 31, 2003 and incorporated by reference herein.

(18) Filed as an exhibit to the Company's Transition Report on Form 10-K for the transition period from February 1, 2004 to December 31, 2004 and incorporated by reference herein.

(19) Intentionally omitted.

(20) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002 and incorporated by reference herein.

(21) Intentionally omitted.

(22) Intentionally omitted.

(23) Intentionally omitted.

(24) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated September 22, 2006 and incorporated by reference herein.

(25) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and incorporated by reference herein.

(26) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated April 11, 2006 and incorporated by reference herein.

(27) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 31, 2006 (SEC accession no. 0001144204-06-0455507) and incorporated by reference herein.

(28) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 9, 2007 and incorporated by reference herein.

(29) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 30, 2007 and incorporated by reference herein.

(30) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated May 1, 2007 and incorporated by reference herein.

(31) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated June 14, 2007 and incorporated by reference herein.

(32) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 3, 2007 and incorporated by reference herein.

(33) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 7, 2007 and incorporated by reference herein.

(34) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated December 17, 2007 and incorporated by reference herein.

(35) Filed as Annex B to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2008 and incorporated by reference herein.

(36) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated by reference herein.

(37) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated July 31, 2008 and incorporated by reference herein.

(38) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated August 13, 2008 and incorporated by reference herein.

(39) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated September 29, 2008 and incorporated by reference herein.

(40) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated November 11, 2008 and incorporated by reference herein.

(41) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated December 24, 2008 and incorporated by reference herein.

(42) Filed as an exhibit to the Company's Annual Report on Form 10-K for the period ended December 31, 2007 and incorporated by reference herein.

(43) Intentionally omitted.

(44) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated June 2, 2006 and incorporated by reference herein.

(45) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and incorporated by reference herein.

(46) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated October 30, 2009 and incorporated herein by reference.

(47) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated May 4, 2009 and incorporated herein by reference.

(48) Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and incorporated herein by reference.

(49) Filed as Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on June 29, 2009 and incorporated by reference herein.

(50) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated March 9, 2010 and incorporated by reference herein.

(51) Filed as an exhibit to the Company's Current Report on Form 8-K for the event dated April 26, 2010 and incorporated by reference herein.

(52) Filed as an exhibit to the Company's Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference herein.

* Denotes management compensation plan or arrangement

+ Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Iconix Brand Group, Inc. hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

** Portions of this document have been omitted and were filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which was granted under Rule 24b-2 of the Securities Exchange Act of 1934.

++ Filed herewith.

Annual Report on Form 10-K

Item 8, 15(a)(1) and (2), (c) and (d)

List of Financial Statements and Financial Statement Schedule

Year ended December 31, 2010

Iconix Brand Group, Inc. and Subsidiaries

Iconix Brand Group, Inc. and Subsidiaries

Form 10-K

Index to Consolidated Financial Statements and Financial Statement Schedule

The following consolidated financial statements of Iconix Brand Group Inc. and subsidiaries are included in Item 15:

The following consolidated financial statement schedule of Iconix Brand Group, Inc. and subsidiaries is included in Item 15(d):

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Iconix Brand Group, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Iconix Brand Group, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iconix Brand Group, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company retrospectively adopted ASC Topic 470-20, "Debt with Conversion and other features" as it related to the convertible debt. The Company also retrospectively adopted ASC Topic 810 as it relates to non-controlling interests in consolidated financial statements and prospectively adopted ASC Topic 805 as it relates to business combinations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Iconix Brand Group, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

February 25, 2011
New York, New York

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except par value)

	December 31, 2010	December 31, 2009
Assets		
Current Assets:		
Cash (including restricted cash of $3,300 in 2010 and $6,163 in 2009)	$ 121,935	$ 201,544
Accounts receivable	65,507	62,667
Deferred income tax assets	1,743	1,886
Other assets - current	36,681	14,549
Total Current Assets	225,866	280,646
Property and equipment:		
Furniture, fixtures and equipment	14,894	9,060
Less: Accumulated depreciation	(4,410)	(2,611)
	10,484	6,449
Other Assets:		
Restricted cash	15,866	15,866
Marketable securities	-	6,988
Other assets – non-current	43,128	25,867
Trademarks and other intangibles, net	1,400,550	1,254,689
Deferred financing costs, net	3,119	4,803
Investments and joint ventures	59,677	36,568
Goodwill	192,780	170,737
	1,715,120	1,515,518
Total Assets	$ 1,951,470	$ 1,802,613
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 43,275	$ 24,446
Deferred revenue	16,305	14,802
Current portion of long-term debt	36,380	93,251
Other liabilities - current	4,000	-
Total current liabilities	99,960	132,499
Non-current deferred income taxes	138,577	117,090
Long-term debt, less current maturities	548,007	569,128
Long-term deferred revenue	6,499	11,831
Other liabilities – non-current	19,513	2,293
Total Liabilities	812,556	832,841
Commitments and contingencies		
Stockholders' Equity		
Common stock, $.001 par value shares authorized 150,000; shares issued 73,930 and 72,759 respectively	74	73
Additional paid-in capital	752,803	725,504
Retained earnings	294,316	195,469
Accumulated other comprehensive loss	-	(4,032)
Less: Treasury stock – 1,409 and 1,219 shares at cost, respectively	(10,831)	(7,861)
Total Iconix Stockholders' Equity	1,036,362	909,153
Non-controlling interest	102,552	60,619
Total Stockholders' Equity	1,138,914	969,772
Total Liabilities and Stockholders' Equity	$ 1,951,470	$ 1,802,613

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Income Statements
(in thousands, except earnings per share data)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31 2008(1)
Licensing and other revenue	$ 332,559	$ 232,058	$ 216,761
Selling, general and administrative expenses	138,532	79,356	73,816
(Benefit) expenses related to specific litigation, net	(15,688)	137	893
Operating income	209,715	152,565	142,052
Other expenses (income):			
Interest expense	43,155	41,214	48,415
Interest income	(3,837)	(2,481)	(3,976)
Equity (earnings) loss on joint ventures	(5,492)	(3,424)	528
Loss on marketable securities	13,000	-	-
Other expenses - net	46,826	35,309	44,967
Income before income taxes	162,889	117,256	97,085
Provision for income taxes	52,409	41,225	34,177
Net income	$ 110,480	$ 76,031	$ 62,908
Less: Net income attributable to non-controlling interest	$ 11,633	$ 920	$ -
Net income attributable to Iconix Brand Group, Inc.	$ 98,847	$ 75,111	$ 62,908
Earnings per share:			
Basic	$ 1.37	$ 1.14	$ 1.09
Diluted	$ 1.32	$ 1.10	$ 1.03
Weighted average number of common shares outstanding:			
Basic	72,151	65,763	57,810
Diluted	74,713	68,325	61,248

(1) As adjusted for adoption of ASC Topic 470-20, effective for the year ended December 31, 2009 and applied retrospectively as applicable

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock							
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-Controlling Interest	Total
Balance at January 1, 2008 (1)	57,528	$ 58	$ 511,250	$ 57,450	$ (2,353)	$ (667)	-	$ 565,738
Issuance of common stock related to acquisitions	12	-	173	-	-	-	-	173
Warrants issued to non-employees related to acquisitions	-	-	133	-	-	-	-	133
Shares issued on exercise of stock options	1,199	-	2,307	-	-	-	-	2,307
Shares issued on vesting of restricted stock	194	-	-	-	-	-	-	-
Shares issued for earn-out on acquisition	144	1	1,876	-	-	-	-	1,877
Stock option compensation expense	-	-	135	-	-	-	-	135
Tax benefit of stock option exercises	-	-	8,248	-	-	-	-	8,248
Amortization expense in connection with restricted stock	-	-	9,112	-	-	-	-	9,112
Shares repurchased on vesting of restricted stock and exercise of stock options	-	-	-	-	-	(3,192)	-	(3,192)
Shares repurchased on open market	-	-	-	-	-	(1,823)	-	(1,823)
Comprehensive income:								
Net income(1)	-	-	-	62,908	-	-	-	62,908
Change in fair value of cash flow hedge, net of tax	-	-	-	-	182	-	-	182
Change in fair value of securities, net of tax	-	-	-	-	(1,709)	-	-	(1,709)
Total comprehensive income	-	-	-	-	-	-	-	61,381
Balance at December 31, 2008 (1)	59,077	$ 59	$ 533,234	$ 120,358	$ (3,880)	$ (5,682)	$ -	$ 644,089
Shares issued on exercise of stock options	828	1	3,229	-	-	-	-	3,230
Shares issued on vesting of restricted stock	268	-	-	-	-	-	-	-
Shares issued for earn-out on acquisition	1,297	1	15,675	-	-	-	-	15,676
Issuance of new stock	10,700	11	152,787	-	-	-	-	152,798
Issuance of common stock related to joint venture	589	1	7,998	-	-	-	-	7,999
Shares repurchased on vesting of restricted stock and exercise of stock options	-	-	-	-	-	(724)	-	(724)
Shares repurchased on open market	-	-	-	-	-	(1,455)	-	(1,455)
Tax benefit of stock option exercises	-	-	3,600	-	-	-	-	3,600
Amortization expense in connection with restricted stock	-	-	8,925	-	-	-	-	8,925

Amortization expense in connection with convertible notes	-	-	56	-	-	-	-	56
Comprehensive income:								
Net income	-	-	-	75,111	-	-	594	75,705
Realization of cash flow hedge, net of tax	-	-	-	-	162	-	-	162
Change in fair value of securities, net of tax	-	-	-	-	(314)	-	-	(314)
Total comprehensive income	-	-	-	-	-	-	-	75,553
Non-controlling interest of acquired companies	-	-	-	-	-	-	60,025	60,025
Balance at December 31, 2009	72,759	$ 73	$ 725,504	$ 195,469	$ (4,032)	$ (7,861)	$ 60,619	$ 969,772
Shares issued on exercise of stock options	499	-	2,083	-	-	-	-	2,083
Shares issued on vesting of restricted stock	75	-	-	-	-	-	-	-
Shares issued/accrued for earn-out on acquisition	597	1	12,471	-	-	-	-	12,472
Tax benefit of stock option exercises	-	-	1,301	-	-	-	-	1,301
Compensation expense in connection with restricted stock and stock options	-	-	11,444	-	-	-	-	11,444
Shares repurchased on vesting of restricted stock and exercise of stock options	-	-	-	-	-	(2,970)	-	(2,970)
Comprehensive income:								
Net income	-	-	-	98,847	-	-	11,633	110,480
Realization of cash flow hedge, net of tax	-	-	-	-	-	-	-	-
Reclassification to earnings of loss on marketable securities	-	-	-	-	4,032	-	-	4,032
Total comprehensive income	-	-	-	-	-	-	-	114,512
Distribution to Joint Ventures	-	-	-	-	-	-	(3,078)	(3,078)
Non-controlling interest of acquired companies	-	-	-	—	-	-	33,378	33,378
Balance at December 31, 2010	73,930	74	752,803	294,316	-	(10,831)	102,552	1,138,914

(1) As adjusted for adoption of ASC Topic 470-20, effective for the year ended December 31, 2009 and applied retrospectively as applicable

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008(1)
Cash flows from operating activities:			
Net income	$ 110,480	$ 76,031	$ 62,908
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation of property and equipment	1,800	690	858
Amortization of trademarks and other intangibles	8,307	7,325	7,261
Amortization of deferred financing costs	2,276	2,313	1,752
Amortization of convertible note discount	15,021	14,101	13,727
Stock-based compensation expense	11,444	8,925	9,257
Loss on marketable securities	13,000	-	-
Gain on sale of trademarks	-	(10,743)	(2,625)
Expiration of cash flow hedge	87	201	-
Gain on sale of 50% interest of subsidiary	-	-	(4,740)
Allowance for doubtful accounts	2,253	4,312	1,879
(Earnings) loss on equity investment in joint ventures	(5,492)	(3,424)	528
Deferred income tax provision	13,448	17,137	20,172
Deferred rent	158	2,293	-
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	3,638	(19,925)	(17,175)
Other assets - current	(16,002)	4,094	(9,978)
Other assets	(14,872)	(3,196)	502
Deferred revenue	(13,515)	11,791	(112)
Accounts payable and accrued expenses	33,692	6,791	5,029
Net cash provided by operating activities	165,723	118,716	89,243
Cash flows used in investing activities:			
Purchases of property and equipment	(3,190)	(3,873)	(6,281)
Acquisition of interest in Peanuts Worldwide	(172,054)	-	-
Acquisition of interest in MG Icon	(4,000)	-	-
Acquisition of Waverly	-	-	(27,619)
Acquisition of Ed Hardy	-	(9,000)	-
Investment in joint venture	-	-	(2,000)
Investment in IP Holdings Unltd	-	(63,500)	-
Payment of accrued expenses related to acquisitions	(1,177)	(223)	(1,630)
Net distributions from equity partners	2,154	2,469	-
Collection of promissory note	-	-	1,000
Earn-out payment on acquisition	(799)	(12,900)	(6,124)
Addition to trademarks	(88)	(145)	(1,420)
Proceeds from sale of trademarks	-	4,142	-
Net cash used in investing activities	(179,154)	(83,030)	(44,074)
Cash flows (used in) provided by financing activities:			
Proceeds from exercise of stock options and warrants	2,083	3,230	2,307
Payment of long-term debt	(81,418)	(60,937)	(36,015)
Proceeds from common stock issuance, net	-	152,798	-
Deferred financing costs	-	-	(6)
Excess tax benefit from share-based payment arrangements	1,301	3,600	8,247
Shares repurchased on vesting of restricted stock	(2,970)	(724)	(3,192)
Non-controlling interest contribution	14,826	2,066	-

		2010	2009	2008
Shares repurchased on open market		-	(1,455)	(1,823)
Restricted cash - current		2,863	(5,286)	4,329
Restricted cash - non-current		-	-	(680)
Net cash (used in) provided by financing activities		(63,315)	93,292	(26,833)
Net increase (decrease) in cash and cash equivalents		(76,746)	128,978	18,336
Cash and cash equivalents, beginning of year		195,381	66,403	48,067
Cash and cash equivalents, end of year	$	118,635	195,381	66,403
Balance of restricted cash - current		3,300	6,163	876
Total cash and cash equivalents including current restricted cash, end of year	$	121,935	$ 201,544	67,279

(1) As adjusted for adoption of ASC Topic 470-20, effective for the year ended December 31, 2009 and applied retrospectively as applicable

Supplemental disclosure of cash flow information:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash paid during the year:			
Income taxes	$ 25,785	$ 14,062	$ 5,685
Interest	$ 22,554	$ 21,922	$ 30,843

Supplemental disclosures of non-cash investing and financing activities:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Acquisitions:			
Common stock issued	$ 9,689	$ 23,675	$ 2,050
Warrants issued - acquisition cost	$ -	$ -	$ 133
MG Icon note payable	$ 16,000	$ -	$ -

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc and Subsidiaries
Notes to Consolidated Financial Statements
Information as of and for the Years Ended December 31, 2010, 2009 and 2008
(dollars are in thousands (unless otherwise noted), except per share data)

The Company

Iconix Brand Group, Inc (the "Company") is in the business of licensing and marketing intellectual property. The Company, through its wholly-owned subsidiaries, currently owns 17 brands: Candie's®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage®, Mudd®, London Fog®, Mossimo®, Ocean Pacific/OP®, Danskin®, Rocawear®, Cannon®, Royal Velvet®, Fieldcrest®, Charismà®, Starter®, and Waverly®, which it licenses to third parties for use in connection with a variety of apparel, fashion accessories, footwear, beauty and fragrance, and home products and decor. In addition, Scion LLC ("Scion"), a joint venture in which the Company has a 50% investment, owns the Artful Dodger™ brand; Hardy Way LLC ("Hardy Way"), a joint venture in which the Company has a 50% investment, owns the Ed Hardy® brands; IP Holdings Unltd LLC ("IPH Unltd"), a joint venture in which the Company has a 51% investment, owns the Ecko® and Zoo York® brands; MG Icon LLC ("MG Icon"), a joint venture in which the Company has a 50% investment, owns the Material Girl™ brand; and Peanuts Holdings LLC ("Peanuts Holdings"), a joint venture in which the Company has an 80% investment, owns, through its wholly-owned subsidiary Peanuts Worldwide LLC ("Peanuts Worldwide"), the Peanuts® brands. The Company's brands are sold across a variety of distribution channels, from the mass tier to the luxury market. The Company supports its brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provides its licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

The Company's business strategy, as a licensing and marketing company, is to maximize the value of its intellectual property by entering into strategic licenses with partners who have been selected based upon the Company's belief that they will be able to produce and sell quality products in the categories of their specific expertise. This licensing strategy is designed to permit the Company to operate its licensing business with minimal working capital, no inventory, production or distribution costs or risks, and utilizing a group of core employees. Further, the Company also seeks to monetize its trademarks internationally through licenses, partnerships, and other arrangements, such as joint ventures.

1. Summary of Significant Accounting Policies

Changes in Accounting

In the first quarter of 2009, the Company adopted the U.S. GAAP provisions of accounting for convertible debt instruments that may be settled in cash upon conversion, herein referred to as accounting for convertible debt, which changed the accounting for convertible debt instruments with cash settlement features, effective for the year ended December 31, 2009 ("2009") and applied retrospectively as applicable. This accounting for convertible debt applies to the Company's previously issued 1.875% convertible senior subordinated notes ("Convertible Notes"). In accordance with Accounting Standards Codification ("ASC") Topic 470-20, the Company recognized the liability component of its Convertible Notes at fair value. The liability component is recognized as the fair value of a similar instrument that does not have a conversion feature at issuance. The equity component, which is the value of the conversion feature at issuance, is recognized as the difference between the proceeds from the issuance of the Convertible Notes and the fair value of the liability component, after adjusting for the deferred tax impact. The Convertible Notes were issued at a coupon rate of 1.875%, which was below that of a similar instrument that does not have a conversion feature. The Company recognizes an effective interest rate of 7.85% on the carrying amount of the Convertible Notes. The effective rate is based on the rate for a similar instrument that does not have a conversion feature. As such, the valuation of the debt component, using the income approach, resulted in a debt discount of $73.4 million at inception. The debt discount is amortized over the expected life of the debt, which is also the stated life of the debt. See Note 5 for further discussion.

The impact of implementing ASC Topic 470-20 on the Consolidated Income Statement for the year ended December 31, 2008 ("2008") has increased interest expense by approximately $11.8 million and decreased the provision for income taxes by approximately $4.6 million, the net result of which decreased net income by approximately $7.2 million and decreased diluted earnings per share by approximately $0.12. The impact of implementing ASC Topic 470-20 on the Consolidated Statement of Cash Flows for 2008 has increased amortization of the convertible note discount by $11.8 million and decreased the provision for income taxes by $4.6 million on the Consolidated Statement of Cash Flows.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and, in accordance with U.S. GAAP and accounting for variable interest entities and majority owned subsidiaries, the Company consolidates three joint ventures (Scion, IPH Unltd and Peanuts Holdings; see Note 2 for explanation). The Company uses the equity method of accounting to account for those investments and joint ventures which are not required to be consolidated under U.S. GAAP. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Combinations, Joint Ventures and Investments

The purchase method of accounting requires that the total purchase price of an acquisition be allocated to the assets acquired and liabilities assumed based on their fair values on the date of the business acquisition. The results of operations from the acquired businesses are included in the accompanying consolidated statements of income from the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

In October 2008, the Company acquired the Waverly brand and related assets.

In addition to the acquisition of the Waverly brand in October 2008, since January 1, 2008 the Company has acquired ownership interest in the following brands through its investments in joint ventures:

Date Acquired/Invested	Brand	Investment / Joint Venture	Iconix's Investment
May 2009	Ed Hardy	Hardy Way (Note 2)	50%
October 2009	Ecko and Zoo York	IPH Unltd (Note 2)	51%
March 2010	Material Girl	MG Icon (Note 2)	50%
June 2010	Peanuts	Peanuts Holdings (Note 2)	80%

Further, since January 1, 2008 the Company established the following joint ventures to develop and market the Company's brands in specific international markets:

Date Created	Investment / Joint Venture	Iconix's Investment
September 2008	Iconix China (Note 2)	50%
December 2008	Iconix Latin America (Note 2)	50%
December 2009	Iconix Europe (Note 2)	50%

For further information on the Company's accounting for joint ventures and investments, see Note 2.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Cash

Cash consists of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase.

Marketable Securities

Marketable securities, which are accounted for as available-for-sale, are stated at fair value in accordance accounting for certain investments in debt and equity securities under U.S. GAAP, and consist of auction rate securities ("ARS"). Temporary changes in fair market value are recorded as other comprehensive income or loss, whereas other than temporary markdowns are recorded through the Company's income statement.

See Note 3 for discussion of the Company's marketable securities.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and accounts receivable. The Company places its cash in investment-grade, short-term instruments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The allowance for non-collection of accounts receivable is based upon the expected collectability of all accounts receivable.

For the year ended December 31, 2010 ("2010"), two licensees accounted for 21% and 12%, respectively, of the Company's revenue, as compared two licensees which accounted for 23% and 10%, respectively, of the Company's revenue in 2009, and two licensees which accounted for 11% and 11%, respectively, of the Company's revenue in 2008.

Accounts Receivable

Accounts receivable are reported at amounts the Company expects to be collected, net of allowance for doubtful accounts, based on the Company's ongoing discussions with its licensees, and evaluation of each licensee's payment history and account aging. As of December 31, 2010 and 2009, the Company's allowance for doubtful accounts was $6.2 million and $3.9 million, respectively.

As of December 31, 2010, two licensees accounted for 14% and 10% of the Company's accounts receivable, compared to one licensee which accounted for 23% of the Company's accounts receivable as of December 31, 2009.

Derivatives

The Company's objective for holding any derivative financial instruments is to manage interest rates risks. The Company does not use financial instruments for trading or other speculative purposes. The Company uses derivative financial instruments to hedge the variability of anticipated cash flows of a forecasted transaction (a "cash flow hedge"). The Company's strategy related to derivative financial instruments has been to use interest rate caps to effectively convert a portion of outstanding variable-rate debt to fixed-rate debt to take advantage of lower interest rates. As of December 31, 2010, the Company held no derivative financial instruments.

The derivatives used by the Company as part of its risk management strategies are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item. On the date the derivative contract is entered into, the Company designates the derivative as a cash flow hedge. Changes in derivative fair values are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to interest expense. Any ineffective portion of a hedging derivative's changes in fair value will be immediately recognized. The fair values of the derivatives, which are based on quoted market prices, are reported as other assets.

Restricted Stock

Compensation cost for restricted stock is measured using the quoted market price of the Company's common stock at the date the common stock is granted. The compensation cost is recognized over the period between the issue date and the date any restrictions lapse.

Stock-Based Compensation

Stock-based compensation expense, in accordance with accounting for share-based payment under U.S. GAAP, is calculated using the Black-Scholes valuation model based on awards ultimately expected to vest, reduced for estimated forfeitures, and expensed on a straight-line basis over the requisite service period of the grant. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. The Company will use alternative models if grants have characteristics that cannot be reasonably estimated using this model.

Treasury Stock

Treasury stock is recorded at acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Deferred Financing Costs

The Company incurred costs (primarily professional fees and placement agent fees) in connection with borrowings under a term loan facility, convertible bond offering, and other bond financings. These costs have been deferred and are being amortized using the interest method over the life of the related debt.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined by the straight line method over the estimated useful lives of the respective assets ranging from three to seven years. Leasehold improvements are amortized by the straight-line method over the initial term of the related lease or estimated useful life, whichever is less.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Landlord allowances are amortized by the straight-line method over the term of the lease as a reduction of rent expense.

Long-Lived Assets

If circumstances mandate, the Company evaluates the recoverability of its long-lived assets, other than goodwill and other indefinite life intangibles (discussed below), by comparing estimated future undiscounted cash flows with the assets' carrying value to determine whether a write-down to market value, based on discounted cash flow, is necessary.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. The Company tests, at least annually, our goodwill and indefinite life trademarks for impairment through the use of discounted cash flow models. Other intangibles with determinable lives, including certain trademarks, license agreements and non-compete agreements, are evaluated for possibility of impairment, and are otherwise amortized on a straight-line basis over the estimated useful lives of the assets (currently ranging from 1 to 15 years).

The changes in the carrying amount of goodwill for 2010 and 2009 are as follows:

(in 000's)	2010	2009
Beginning balance	$ 170,737	$ 144,725
Acquisitions	17,654	714
Sales	-	(2,345)
Net adjustments to purchase price of prior period acquisitions	4,389	27,643
Ending balance	$ 192,780	$ 170,737

On June 3, 2010, the Company completed a transaction in which it acquired an 80% controlling interest in Peanuts Holdings, owner, through its wholly-owned subsidiary Peanuts Worldwide, of the Peanuts portfolio of brands and related assets, through its wholly-owned subsidiary, Icon Entertainment LLC. See note 2 for details on this transaction. In allocating the purchase price of the Company's 2010 investment in 80% of the Peanuts portfolio of brands and related assets, approximately $17.7 million was allocated to goodwill, which is deductible for income tax purposes. During 2010, in accordance with the terms of the acquisition of Rocawear, the Company recorded approximately $4.4 million in contingent consideration earned by the former owners of the Rocawear brand as a result of the brand achieving specific performance thresholds.

On October 30, 2009, the Company consummated a transaction in which it acquired a 51% controlling interest in the Ecko portfolio of brands, including Ecko and Zoo York, through its consolidated subsidiary IPH Unltd. See note 2 for details on this transaction. In allocating the purchase price of the Company's 2009 investment in 51% of the Ecko portfolio (including the Ecko trademarks and the Zoo York trademark), $0.7 million was allocated to goodwill, which is deductible for income tax purposes. During 2009, in accordance with the terms of the acquisition of Danskin, the former owners of Danskin earned $12.0 million of the Company's common stock in contingent consideration as a result of the brand achieving specific performance thresholds. During 2009, in accordance with the terms of the acquisition of Rocawear, the former owners of Rocawear earned $9.6 million in contingent consideration as a result of the brand achieving specific performance thresholds. Also during 2009, in accordance with the terms of the acquisition of the Official-Pillowtex brands, the former owners of the Official-Pillowtex brands earned $8.3 million in contingent consideration as a result of the brands achieving specific performance thresholds. In addition, the Company reversed over-accruals from prior period acquisitions against goodwill.

In September 2009, the Company entered into a perpetual license and purchase option agreement with a licensee for its Joe Boxer trademark covering the Canadian territory. As a result of this transaction, the Company reduced its balance of goodwill associated with the acquisition of the Joe Boxer brand by $0.4 million. In December 2009, the Company contributed substantially all rights to its brands in all member states and candidate states of the European Union ("European Territory") to form Iconix Europe LLC, a 50% joint venture. See Note 2 for further detail of this transaction. As a result of this transaction, the Company reduced its balance of goodwill associated with all acquired trademarks in the European Territory by $1.9 million.

The Company operates as a single integrated business, and as such has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. The fair value of the reporting unit is determined using discounted cash flow analysis and estimates of sales proceeds with consideration of market participant data. The annual evaluation of goodwill is performed on October 1, the beginning of the Company's fourth fiscal quarter.

Revenue Recognition

The Company has entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee's sales. Revenue is not recognized unless collectability is reasonably assured.

Taxes on Income

The Company uses the asset and liability approach of accounting for income taxes and provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial statement and income tax purposes. Valuation allowances are recorded when uncertainty regarding their realizability exists.

Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options, warrants and restricted stock. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options, warrants, convertible debt and restricted stock outstanding were exercised into common stock.

Advertising Campaign Costs

All costs associated with production for the Company's national advertising campaigns are expensed during the periods when the activities take place. All other advertising costs such as print and online media are expensed when the advertisement occurs. Advertising expenses for 2010, 2009, and 2008 amounted to $30.9 million, $25.8 million, and $21.9 million, respectively.

Comprehensive Income

Comprehensive income includes certain gains and losses that, under U.S. GAAP, are excluded from net income as such amounts are recorded directly as an adjustment to stockholders' equity. The Company's comprehensive income is primarily comprised of net income and the change in fair value of its marketable securities and cash flow hedge.

The following table summarizes the components of our accumulated other comprehensive income, net of applicable taxes as of:

	December 31, 2010	December 31, 2009
Cash flow hedge adjustment	-	71
Changes in fair value of securities	-	(4,103)
Accumulated other comprehensive income	$ -	$ (4,032)

The following table summarizes our total comprehensive income, net of applicable taxes for the years ended:

	December 31, 2010	December 31, 2009
Comprehensive income attributable to Iconix Brand Group, Inc.	$ 102,879	$ 74,633
Comprehensive income attributable to non-controlling interests	11,633	920
Comprehensive income	$ 114,512	$ 75,553

New Accounting Standards

In June 2009, the FASB issued guidance under ASC Topic 810 "Consolidation". This guidance amends the consolidation guidance for variable interest entities, herein referred to as a VIE, by requiring an on-going qualitative assessment of which entity has the power to direct matters that most significantly impact the activities of a VIE and has the obligation to absorb losses or benefits that could be potentially significant to the VIE. This guidance is effective for us beginning in January 1, 2010 and the results of its adoption has not had a material impact our results of operations or financial position.

In October 2009, the FASB issued guidance under ASC Topic 605 regarding revenue recognition for multiple deliverable revenue arrangements. This guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method and expands the disclosures related to multiple deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The adoption of this guidance has not had a material impact on our results of operations or financial position.

In January 2010, the FASB issued guidance under ASC Topic 810 regarding scope clarification on accounting and reporting for decreases in ownership of a subsidiary. This guidance clarifies that the scope of the decrease in ownership provisions of ASC Topic 810 applies to a subsidiary or group of assets that is a business, a subsidiary that is a business that is transferred to an equity method investee or a joint venture or an exchange of a group of assets that constitutes a business for a noncontrolling interest in an entity. This guidance is effective as of the beginning of the period in which an entity adopts guidance under ASC Topic 810 regarding non-controlling interests, and if it has been previously adopted, the first interim or annual period ending on or after December 15, 2009, applied retrospectively to the first period that the entity adopted this guidance, and its requirements has not had a material impact our results of operations or financial position.

In January 2010, the FASB issued guidance under ASC Topic 820 as it relates to improving disclosures on fair value measurements. This guidance requires new disclosures regarding transfers in and out of the Level 1 and 2 and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements. This guidance also includes conforming amendments to employers' disclosures about postretirement benefit plan assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those years, and its requirements are reflected herein.

Presentation of Prior Year Data

Certain reclassifications have been made to conform prior year data to the current presentation.

2. Investments and Joint Ventures

Scion

Scion is a brand management and licensing company formed by the Company with Shawn "Jay-Z" Carter in March 2007 to buy, create and develop brands across a spectrum of consumer product categories. On November 7, 2007, Scion, through its wholly-owned subsidiary Artful Holdings LLC ("Artful Holdings"), purchased Artful Dodger, an exclusive, high end urban apparel brand for a purchase price of $15.0 million.

At inception, the Company determined that it would consolidate Scion since, under ASC Topic 810 "Consolidation", it is the primary beneficiary of the variable interest entity.

In March 2009, the Company, through its investment in Scion, effectively acquired a 16.6% interest in one of its licensees for $1. The Company has determined that this entity is a variable interest entity as defined by ASC Topic 810. However, the Company is not the primary beneficiary. The investment in this entity is accounted for under the cost method of accounting. As part of the transaction, the Company and its Scion partner each contributed approximately $2.1 million to Scion, totaling approximately $4.1 million, which was deposited as cash collateral under the terms of the entity's financing agreements. During 2010, approximately $3.3 million of the collateral was released to Scion and distributed to the Scion members equally. The remaining $0.8 million of cash collateral, which is owned by Scion, is included as short-term restricted cash in the Company's balance sheet. During 2010, the Company received and recognized approximately $0.8 million in dividends from its investment in Roc Apparel which is included in interest and other income in the Consolidated Income Statement.

In December 2007, the FASB issued guidance under ASC Topic 810 regarding non-controlling interests in consolidated financial statements. This guidance requires the recognition of a non-controlling interest as equity in the Consolidated Financial Statements and separate from the parent's equity. As such, in accordance with ASC Topic 810, the Company recognizes the non-controlling interest of Scion as equity in the consolidated financial statements and separate from the parent's equity.

As of December 31, 2010 and 2009, the carrying value of the consolidated assets that are collateral for the variable interest entity's obligations total $12.6 million and $13.7 million, respectively, which is comprised of the Artful Dodger trademark.

Iconix China

In September 2008, the Company and Novel Fashions Holdings Limited ("Novel") formed a joint venture ("Iconix China") to develop and market the Company's brands in the People's Republic of China, Hong Kong, Macau and Taiwan (the "China Territory"). Pursuant to the terms of this transaction, the Company contributed to Iconix China substantially all rights to its brands in the China Territory and committed to contribute $5.0 million, and Novel committed to contribute $20 million. Upon closing of the transaction, the Company contributed $2.0 million and Novel contributed $8.0 million. In September 2009, the parties amended the terms of the transaction to eliminate the obligation of the Company to make any additional contributions and to reduce Novel's remaining contribution commitment to $9.0 million, $4.0 million of which was contributed in July 2010, and the remaining $5.0 million of which is payable as follows: $3.0 million payable on or prior to June 1, 2011, and $2.0 million payable on or prior to June 1, 2012. Each of these payments is subject to reduction by mutual agreement of the parties.

At inception, the Company determined, in accordance with ASC Topic 810, based on the corporate structure, voting rights and contributions of the Company and Novel, that Iconix China is a variable interest entity and not subject to consolidation, as, under ASC Topic 810, the Company is not the primary beneficiary of Iconix China. The Company has recorded its investment under the equity method of accounting.

Iconix Latin America

In December 2008, the Company contributed substantially all rights to its brands in Mexico, Central America, South America, and the Caribbean (the "Latin America Territory") to Iconix Latin America LLC ("Iconix Latin America"), a then newly formed subsidiary of the Company. On December 29, 2008, New Brands America LLC ("New Brands"), an affiliate of the Falic Group, purchased a 50% interest in Iconix Latin America. In consideration for its 50% interest in Iconix Latin America, New Brands agreed to pay $6.0 million to the Company. New Brands paid $1.0 million upon closing of this transaction and has committed to pay an additional $5.0 million over the 30-month period following closing. As of December 31, 2010, the balance owed to the Company under this obligation is $1.5 million, due in installments of $0.5 million on March 31, 2011, June 30, 2011 and September 30, 2011, the aggregate of which is included in the Consolidated Balance Sheet in other assets – current,.

Based on the corporate structure, voting rights and contributions of the Company and New Brands, Iconix Latin America is not subject to consolidation. This conclusion was based on the Company's determination that the entity met the criteria to be considered a "business," and therefore was not subject to consolidation due to the "business scope exception" of ASC Topic 810. As such, the Company has recorded its investment under the equity method of accounting.

Hardy Way

In May 2009, the Company acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brands and trademarks, for $17.0 million, comprised of $9.0 million in cash and 588,688 shares of the Company's common stock valued at $8.0 million. In addition, the sellers of the 50% interest received an additional $1.0 million in shares of the Company's common stock pursuant to an earn-out based on royalties received by Hardy Way for 2009.

Based on the corporate structure, voting rights and contributions of the Company and Hardy Way, Hardy Way is not subject to consolidation. This conclusion was based on the Company's determination that the entity met the criteria to be considered a "business," and therefore was not subject to consolidation due to the "business scope exception" of ASC Topic 810. As such, the Company has recorded its investment under the equity method of accounting.

IPH Unltd

In October 2009, the Company consummated, through a newly formed subsidiary, IPH Unltd, a transaction with the sellers of the Ecko portfolio of brands, including Ecko and Zoo York (the "Ecko Assets"), pursuant to which the sellers sold and/or contributed the

Ecko Assets to IPH Unltd joint venture in exchange for a 49% membership interest in IPH Unltd and $63.5 million in cash which had been contributed to IPH Unltd by the Company. As a result of this transaction, the Company owns a 51% controlling membership interest in IPH Unltd. In addition, IPH Unltd borrowed $90.0 million from a third party to repay certain indebtedness of the sellers. Approximately $0.7 million in costs associated with this transaction were expensed in 2009, and is reflected in selling, general and administrative expenses in the Consolidated Income Statement for 2009.

The following table is a reconciliation of cash paid to sellers and the fair value of the sellers non-controlling interest:

Cash paid to sellers	$	63,500
Fair value of 49% non-controlling interest to sellers		57,959
	$	121,459

The estimated fair value of the assets acquired, less long-term debt issued, is allocated as follows:

Trademarks	$	203,515
License agreements		6,830
Non-compete agreement		400
Goodwill		714
Long-term debt issued		(90,000)
	$	121,459

ASC Topic 810 affirms that consolidation is appropriate when one entity has a controlling financial interest in another entity. The Company owns a 51% membership interest in IPH Unltd compared to the minority owner's 49% membership interest. Further, the Company believes that the voting and veto rights of the minority shareholder are merely protective in nature and does not provide them with substantive participating rights in IPH Unltd. As such, IPH Unltd is subject to consolidation with the Company, which is reflected in the Consolidated Balance Sheet, Consolidated Income Statement, Consolidated Statement of Stockholders' Equity, and the Consolidated Statement of Cash Flows..

In accordance with ASC Topic 810, the Company recognizes the non-controlling interest of IPH Unltd as equity in the consolidated financial statements and separate from the parent's equity.

The Ecko and Zoo York trademarks have been determined by management to have an indefinite useful life and accordingly, consistent with ASC Topic 350, no amortization is being recorded in the Company's consolidated income statements. The goodwill and trademarks are subject to a test for impairment on an annual basis. The $0.7 million of goodwill is deductible for income tax purposes. The licensing contracts are being amortized on a straight-line basis over the remaining contractual periods of approximately 1 to 9 years.

At December 31, 2010 and 2009, the carrying value of the consolidated assets that are collateral for the variable interest entity's obligations total $209.1 and $210.3 million, which is comprised primarily of trademarks and license agreements. The assets of the Company are not available to the variable interest entity's creditors.

Iconix Europe

In December 2009, the Company contributed substantially all rights to its brands in the European Territory to Iconix Europe LLC, a newly formed wholly-owned subsidiary of the Company ("Iconix Europe"). Also in December 2009 and shortly after the formation of Iconix Europe, an investment group led by The Licensing Company and Albion Equity Partners LLC purchased a 50% interest in Iconix Europe through Brand Investments Vehicles Group 3 Limited ("BIV"), to assist the Company in developing, exploiting, marketing and licensing the Company's brands in the European Territory. In consideration for its 50% interest in Iconix Europe, BIV agreed to pay $4.0 million, of which $3.0 million was paid upon closing of this transaction in December 2009, the remaining $1.0 million which was paid in January 2011, and is included in other assets – current on the Company's Consolidated Balance Sheet at December 31, 2010. As a result of this transaction, the Company recognized a gain of approximately $7.0 million which is included in licensing and other revenue on the Consolidated Income Statement for 2009.

At inception, the Company determined, in accordance with ASC 810, based on the corporate structure, voting rights and contributions of the Company and BIV, that Iconix Europe is not a variable interest entity and not subject to consolidation. The Company has recorded its investment under the equity method of accounting.

MG Icon

In March 2010, the Company acquired a 50% interest in MG Icon, the owner of the Material Girl brands and trademarks and other rights associated with the artist, performer and celebrity known as "Madonna", from Purim LLC ("Purim") for $20.0 million, $4.0 million of which was paid at closing. As of December 31, 2010, of the remaining $16.0 million owed to Purim, $4.0 million is included in other current liabilities and $12.0 million is included in other liabilities. In addition, Purim may be entitled to receive additional consideration based on certain qualitative criteria.

At inception, the Company determined, in accordance with ASC Topic 810, based on the corporate structure, voting rights and contributions of the Company and Purim, MG Icon is a variable interest entity and not subject to consolidation, as, under ASC Topic 810, the Company is not the primary beneficiary of MG Icon. The Company has recorded its investment under the equity method of accounting.

Peanuts Holdings

On June 3, 2010 (the "Closing Date"), the Company consummated its interest purchase agreement (the "Purchase Agreement") with United Feature Syndicate, Inc ("UFS") and The E.W. Scripps Company (the "Parent") (Parent and UFS, collectively, the "Sellers") and purchased all of the issued and outstanding interests ("Interests") of Peanuts Worldwide LLC, a newly formed Delaware limited liability company ("Peanuts Worldwide"), to which, prior to the closing of this acquisition, the Peanuts brand and related assets and certain other assets were contributed by UFS. On the Closing Date, the Company also assigned its right to buy all of the Interests to Peanuts Holdings LLC ("Peanuts Holdings"), a newly formed Delaware limited liability company and joint venture owned 80% by Icon Entertainment LLC ("IE"), a wholly-owned subsidiary of the Company, and 20% by Beagle Scout LLC, a Delaware limited liability company ("Beagle") owned by certain Schulz family trusts.

Further, on the Closing Date, IE and Beagle entered into an operating agreement with respect to Peanuts Holdings (the "Operating Agreement"). Pursuant to the Operating Agreement, the Company, through IE, and Beagle made capital contributions of $141.0 million and $34.0 million, respectively, in connection with the acquisition of Peanuts Worldwide. The Interests were then purchased for $172.1 million in cash, as adjusted for acquired working capital (see below).

In connection with the Operating Agreement, the Company through IE, loaned $17.5 million to Beagle (the "Beagle Note"), the proceeds of which were used to fund Beagle's capital contribution to Peanuts Holdings in connection with the acquisition of Peanuts Worldwide. The Beagle Note bears interest at 6% per annum, with minimum principal payable in equal annual installments of approximately $2.2 million beginning June 3, 2011, with any remaining unpaid principal balance and accrued interest to be due on June 3, 2015, the Beagle Note maturity date. The Beagle Note is secured by the membership interest in Peanuts Holdings owned by Beagle. At December 31, 2010, the $2.2 million current portion is included in other assets - current in the Consolidated Balance Sheet and the $15.3 million long term portion is included in other assets - non-current.

The cash paid to the Sellers and the estimated fair value of the assets acquired, less working capital assumed, is allocated as follows:

(000's omitted)		
Cash paid to sellers by Iconix Brand Group, Inc.	$	138,054
Fair value of 20% non-controlling interest		33,378
	$	171,432
Trademarks and Copyrights	$	153,000
License agreements		1,080
Furniture, fixtures and equipment		2,644
Goodwill		17,654
Cash		1,494
Accounts receivable		7,169
Other assets - current		920
Prepaid talent on deferred revenue		5,647
Deferred revenue		(9,685)
Accrued artist royalties		(7,823)
Other current liabilities		(668)
	$	171,432

ASC Topic 810 affirms that consolidation is appropriate when one entity has a controlling financial interest in another entity. The Company owns an 80% membership interest in Peanuts Holdings, compared to the non-controlling owner's 20% membership interest. As such, Peanuts Holdings is subject to consolidation with the Company, which is reflected in the Company's financial statements as of December 31, 2010.

In accordance with ASC Topic 810, the Company recognizes the non-controlling interest of Peanuts Holdings as equity in the consolidated financial statements and separate from the parent's equity. As such, for 2010, the amount of net income attributable to the non-controlling interest is approximately $2.2 million and has been included in net income attributable to non-controlling interest in the Consolidated Income Statement.

The Peanuts trademarks and copyrights have been determined by management to have an indefinite useful life and accordingly, consistent with ASC Topic 350, no amortization is being recorded in the Company's consolidated income statements. The goodwill and trademarks are subject to a test for impairment on an annual basis. Any adjustments resulting from the finalization of the purchase price allocations will be recorded in the Consolidated Income Statement. The $17.7 million of goodwill is deductible for income tax purposes. The licensing agreements are being amortized on a straight-line basis over the remaining contractual periods of approximately 1 to 5 years.

At December 31, 2010, the impact of consolidating Peanuts Holdings on the Company's Consolidated Balance Sheet has increased current assets by $29.6 million, non-current assets by $197.7 million, current liabilities by $23.0 million and total liabilities by $28.1 million. For 2010, Peanuts Holdings had approximately $58.0 million in revenue, and $46.7 million in operating expense. As of December 31, 2010, the Company has incurred approximately $1.5 million in transaction costs related to this acquisition, which are included in selling, general and administrative expenses in the Consolidated Income Statement for 2010.

Unaudited Pro-formas.

The following unaudited pro-forma information presents a summary of the Company's consolidated results of operations as if the Ecko and Zoo York, and Peanuts acquisitions and their related financings had occurred on January 1, 2009. They do not give effect to the Company's other 2009 or 2010 acquisitions or dispositions during these years, as such pro forma disclosure is not material. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2009, or which may result in the future.

(000's omitted, except per share information)		2010		2009
Licensing and other revenue	$	366,574	$	336,849
Operating income	$	218,518	$	195,137
Net income	$	117,534	$	101,384
Net income attributable to non-controlling interest	$	13,604	$	9,808
Net income attributable to Iconix Brand Group, Inc.		103,931		89,837
Basic earnings per common share	$	1.44	$	1.37
Diluted earnings per common share	$	1.39	$	1.31

3. Fair Value Measurements

ASC Topic 820 "Fair Value Measurements", which the Company adopted on January 1, 2008, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurement. While ASC 820 does not require any new fair value measurements in its application to other accounting pronouncements, it does emphasize that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 established the following fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs):

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3: Unobservable inputs for which there is little or no market data and which requires the owner of the assets or liabilities to develop its own assumptions about how market participants would price these assets or liabilities

The valuation techniques that may be used to measure fair value are as follows:

(A) Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

(B) Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method

(C) Cost approach - Based on the amount that would currently be required to replace the service capacity of an asset (replacement cost)

To determine the fair value of certain financial instruments, the Company relies on Level 2 inputs generated by market transactions of similar instruments where available, and Level 3 inputs using an income approach when Level 1 and Level 2 inputs are not available. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. The following table summarizes the instruments measured at fair value at December 31, 2010 and 2009:

Carrying Amount as of December 31, 2010 *(000's omitted)*	Level 1	Level 2	Level 3	Valuation Technique
Marketable Securities	$ -	$ -	$ -	(A)
Cash Flow Hedge	$ -	$ -	$ -	(A)

December 31, 2009 *(000's omitted)*	Level 1	Level 2	Level 3	Valuation Technique
Marketable Securities	$ -	$ -	$ 6,988	(B)
Cash Flow Hedge	$ -	$ 1	$ -	(A)

Marketable Securities

Marketable securities, which are accounted for as available-for-sale, are stated at fair value in accordance with ASC Topic 320 "Investments – Debt and Equity" and consist of auction rate securities ("ARS"). Temporary changes in fair market value are recorded as other comprehensive income or loss, whereas other than temporary markdowns will be realized through the Company's Consolidated Income Statement.

As of December 31, 2010, the Company held ARS with a face value of $13.0 million and a fair value of zero. In December 2008, the insurer of the ARS exercised its put option to replace the underlying securities of the ARS with its preferred securities. Prior to the second quarter of 2009 the ARS had paid cash dividends according to their stated terms. During the second quarter of 2009, the Company received notice from the insurer that payment of cash dividends ceased as of July 31, 2009 and would be resumed only if the board of directors of the insurer declared such cash dividends to be payable at a later date. The insurer's board of directors temporarily reinstated dividend payments for the 4-week period from December 23, 2009 to January 15, 2010. No further dividends were received. In January 2010, the Company commenced a lawsuit against the broker-dealer of these ARS alleging, among other things, fraud, and seeking full recovery of the $13.0 million face value of the ARS, as well as legal costs and punitive damages. In November 2010, the insurer filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code. These funds will not be available to the Company unless recovery is realized through the bankruptcy process, settlement or legal judgment of the action brought against the broker-dealer. Prior to June 30, 2009, the Company estimated the fair value of its ARS with a discounted cash flow model where the Company used the expected rate of cash dividends to be received. When the cash dividend payments had ceased, the Company changed its methodology for estimating the fair value of the ARS. Beginning June 30, 2009, the Company had estimated the fair value of its ARS using the present value of the weighted average of several scenarios of recovery based on management's assessment of the probability of each scenario. The Company considered a variety of factors in its model including: credit rating of the issuer and insurer, comparable market data (if available), current macroeconomic market conditions, quality of the underlying securities, and the probabilities of several levels of recovery and reinstatement of the cash dividend payments. As a result of its evaluation and primarily due to the bankruptcy of the insurer of the ARS, which reduced the market value of its preferred securities to zero, during 2010 the Company recorded a pre-tax loss of approximately $13.0 million, presented as a loss on marketable securities in the other expenses section of the Consolidated Income Statement, as this write-down was deemed to be permanent. In previous periods, all changes to the fair market value of the ARS were deemed temporary, and as such were recorded in other comprehensive income in the Consolidated Balance Sheet and Statement of Stockholders' Equity and were reversed in 2010. The following table summarizes the activity for the period:

Auction Rate Securities *(000's omitted)*		2010		2009
Balance at beginning of period	$	6,988	$	7,522
Additions		-		-
Gains (losses) reported in earnings		(13,000)		-
Gains (losses) reported in accumulated other comprehensive loss		6,012		(534)
Balance at end of period	$	-	$	6,988

Cash Flow Hedge

On July 26, 2007, the Company purchased a hedge instrument from Lehman Brothers Special Financing Inc. ("LBSF") to mitigate the cash flow risk of rising interest rates on the Term Loan Facility (see Note 6 for a description of this credit agreement). This hedge instrument caps the Company's exposure to rising interest rates at 6.00% for LIBOR for 50% of the forecasted outstanding balance of the Term Loan Facility ("Interest Rate Cap"). Based on management's assessment, the Interest Rate Cap qualifies for hedge accounting under ASC Topic 815. On a quarterly basis, the value of the hedge is adjusted to reflect its current fair value, with any adjustment flowing through other comprehensive income. The fair value of this instrument is obtained by comparing the characteristics of this cash flow hedge with similarly traded instruments, and is therefore classified as Level 2 in the fair value hierarchy. The Interest Rate Cap expired by its terms in July 2010. At December 31, 2009, the fair value of the Interest Rate Cap was approximately $1.

Financial Instruments

At December 31, 2010 and 2009, the fair values of cash and cash equivalents, receivables and accounts payable and accrued expenses approximated their carrying values due to the short-term nature of these instruments. The fair value of the note receivable from New Brands (see Note 3) approximates its $1.5 million carrying value; the fair value of the note receivable due from the purchasers of the Canadian trademark for Joe Boxer approximates its $4.0 million carrying value; the fair value of the note payable to Purim LLC approximates its $16.0 million carrying value; and the fair value of the Beagle Note approximates its $17.5 million carrying value. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

(000's omitted)	December 31, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$ 584,387	$ 607,592	$ 662,379	$ 650,732

Financial instruments expose the Company to counterparty credit risk for nonperformance and to market risk for changes in interest. The Company manages exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. The Company's financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments.

Non-Financial Assets and Liabilities

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 with respect to its non-financial assets and liabilities requiring non-recurring adjustments to fair value using a market participant approach. The Company uses a discounted cash flow model with level 3 inputs to measure the fair value of its non-financial assets and liabilities. The Company had no impairment adjustments in 2010 or 2009. The Company also adopted the provisions of ASC 820 as it relates to purchase accounting for its acquisitions. The Company has goodwill, which is tested for impairment at least annually, as required by ASC Topic 350. Further, in accordance with ASC Topic 350, the Company's indefinite-lived trademarks are tested for impairment at least annually, on an individual basis as separate single units of accounting. Similarly, consistent with ASC Topic 360 as it relates to accounting for the impairment or disposal of long-lived assets, the Company assesses whether or not there is impairment of the Company's definite-lived trademarks. There was no impairment, and therefore no write-down, of any of the Company's long-lived assets during 2010 or 2009.

4. Trademarks and Other Intangibles, net

Trademarks and other intangibles, net consist of the following:

(000's omitted)	Estimated Lives in Years	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization	December 31, 2009 Gross Carrying Amount	December 31, 2009 Accumulated Amortization
Indefinite life trademarks and copyrights	Indefinite(1)	$ 1,382,775	$ 9,498	$ 1,229,695	$ 9,498
Definite life trademarks	10-15	19,579	5,169	19,571	3,715
Non-compete agreements	2-15	10,475	9,092	10,475	7,644
Licensing agreements	1-9	30,103	18,640	29,023	13,338
Domain names	5	570	553	570	450
		$ 1,443,502	$ 42,952	$ 1,289,334	$ 34,645

(1) The amortization for the Candie's and Bongo trademarks is as of June 30, 2005. Effective July, 1 2005, the Company changed their useful lives to indefinite.

In June 2010, the Company completed a transaction in which it acquired an 80% controlling interest in Peanuts Worldwide, owner of the Peanuts portfolio of brands and related assets, through its wholly-owned subsidiary, Icon Entertainment LLC. As a result of this transaction, the Company increased its indefinite life trademarks by $153.0 million and its licensing agreements by $1.1 million. See note 2 for further explanation of this transaction.

In September 2009, the Company entered into a perpetual license and purchase option agreement with a licensee for its Joe Boxer trademark covering the Canadian territory in exchange for approximately $5.1 million. As a result of this transaction, the balance of the Company's indefinite life trademarks was reduced by approximately $1.0 million, representing the cost basis for the Joe Boxer trademark for the Canadian territory; further, goodwill of approximately $0.4 million was written off in connection with this transaction. In addition, as a result of this transaction, a gain of approximately $3.7 million was recognized in licensing and other revenue on the Consolidated Income Statement.

In October 2009, the Company consummated, through a newly formed subsidiary, IPH Unltd, a transaction with the sellers of the Ecko portfolio of brands, pursuant to which the sellers sold and/or contributed the Ecko portfolio of brands to IPH Unltd in exchange for a 49% membership interest in IPH Unltd and $63.5 million in cash which had been contributed to IPH Unltd by the Company. As a result of this transaction, the Company owns 51% of the membership interest in IPH Unltd and is consolidated in the Company's consolidated financial statements. In addition, IPH Unltd borrowed $90.0 million from a third party to repay certain indebtedness of the sellers. As a result of this transaction, the Company increased its indefinite life trademarks by $203.5 million, its licensing agreements by $6.8 million, and its non-compete agreements by $0.4 million. See note 2 for further explanation of this transaction.

In December 2009, the Company contributed substantially all rights to its brands in the European Territory to Iconix Europe, a newly formed wholly-owned subsidiary. Concurrently with this transaction, a 50% membership interest was sold to BIV (see note 2 for further explanation of this transaction). As a result of this transaction, the balance of the Company's indefinite lived trademarks was reduced by approximately $8.3 million, representing the aggregate cost basis for the Company's indefinite life trademarks for the European Territory.

Amortization expense for intangible assets for 2010, 2009 and 2008 was $8.3 million, $7.3 million and $7.3 million. The trademarks of Candie's, Bongo, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific, Danskin, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter, Waverly, Ecko, Zoo York and Peanuts have been determined to have an indefinite useful life and accordingly, consistent with ASC 350, no amortization will be recorded in the Company's Consolidated Income Statements. Instead, each of these intangible assets are tested for impairment at least annually on an individual basis as separate single units of accounting, with any related impairment charge recorded to the statement of operations at the time of determining such impairment. Similarly, consistent with ASC 360, there was no impairment of the definite-lived trademarks. Amortization expense for intangible assets subject to amortization, using the straight-line method, for each of the years in the five-year period ending December 31, 2015 are estimated to be $6.7 million, $4.5 million, $4.0 million, $3.0 million, and $2.0 million, respectively.

5. Debt Arrangements

The Company's debt is comprised of the following:

(000's omitted)	December 31, 2010	December 31, 2009
Convertible Notes	$ 262,716	$ 247,696
Term Loan Facility	171,021	217,632
Ecko Note	80,000	90,000
Asset-Backed Notes	70,650	94,865
Sweet Note	-	12,186
Total	$ 584,387	$ 662,379

Convertible Notes

On June 20, 2007, the Company completed the issuance of $287.5 million principal amount of the Company's 1.875% convertible senior subordinated notes due June 2012 ("Convertible Notes") in a private offering to certain institutional investors. The net proceeds received by the Company from the offering were approximately $281.1 million.

The Convertible Notes bear interest at an annual rate of 1.875%, payable semi-annually in arrears on June 30 and December 31 of each year, beginning December 31, 2007. However, the Company recognizes an effective interest rate of 7.85% on the carrying amount of the Convertible Notes. The effective rate is based on the rate for a similar instrument that does not have a conversion feature. The Convertible Notes will be convertible into cash and, if applicable, shares of the Company's common stock based on a conversion rate of 36.2845 shares of the Company's common stock, subject to customary adjustments, per $1,000 principal amount of the Convertible Notes (which is equal to an initial conversion price of approximately $27.56 per share) only under the following circumstances: (1) during any fiscal quarter beginning after September 30, 2007 (and only during such fiscal quarter), if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 130% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate; (2) during the five business day period immediately following any five consecutive trading day period in which the trading price per $1,000 principal amount of the Convertible Notes for each day of that period was less than 98% of the product of (a) the closing price of the Company's common stock for each day in that period and (b) the conversion rate per $1,000 principal amount of the Convertible Notes; (3) if specified distributions to holders of the Company's common stock are made, as set forth in the indenture governing the Convertible Notes ("Indenture"); (4) if a "change of control" or other "fundamental change," each as defined in the Indenture, occurs; (5) if the Company chooses to redeem the Convertible Notes upon the occurrence of a "specified accounting change," as defined in the Indenture; and (6) during the last month prior to maturity of the Convertible Notes. If the holders of the Convertible Notes exercise the conversion provisions under the circumstances set forth, the Company will need to remit the lower of the principal balance of the Convertible Notes or their conversion value to the holders in cash. As such, the Company would be required to classify the entire amount outstanding of the Convertible Notes as a current liability in the following quarter. The evaluation of the classification of amounts outstanding associated with the Convertible Notes will occur every quarter.

Upon conversion, a holder will receive an amount in cash equal to the lesser of (a) the principal amount of the Convertible Note or (b) the conversion value, determined in the manner set forth in the Indenture. If the conversion value exceeds the principal amount of the Convertible Note on the conversion date, the Company will also deliver, at its election, cash or the Company's common stock or a combination of cash and the Company's common stock for the conversion value in excess of the principal amount. In the event of a change of control or other fundamental change, the holders of the Convertible Notes may require the Company to purchase all or a portion of their Convertible Notes at a purchase price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any. If a specified accounting change occurs, the Company may, at its option, redeem the Convertible Notes in whole for cash, at a price equal to 102% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any. Holders of the Convertible Notes who convert their Convertible Notes in connection with a fundamental change or in connection with a redemption upon the occurrence of a specified accounting change may be entitled to a make-whole premium in the form of an increase in the conversion rate.

Pursuant to guidance issued under ASC Topic 815, the Convertible Notes are accounted for as convertible debt in the accompanying Consolidated Balance Sheet and the embedded conversion option in the Convertible Notes has not been accounted for as a separate derivative. For a discussion of the effects of the Convertible Notes and the Convertible Note Hedge and Sold Warrants discussed below on earnings per share, see Note 7.

At December 31, 2010 and December 31, 2009, the amount of the Convertible Notes accounted for as a liability was approximately $262.7 million and $247.7 million, and is reflected on the Consolidated Balance Sheet as follows:

(000's omitted)	December 31, 2010	December 31, 2009
Equity component carrying amount	$ 41,309	$ 41,309
Unamortized discount	24,784	39,804
Net debt carrying amount	262,716	247,696

For 2010, 2009 and 2008, the Company recorded additional non-cash interest expense of approximately $14.0 million, $13.1 million and $12.2 million, respectively, representing the difference between the stated interest rate on the Convertible Notes and the rate for a similar instrument that does not have a conversion feature.

For each of the years 2010, 2009 and 2008, cash interest expense relating to the Convertible Notes was approximately $5.4 million.

The Convertible Notes do not provide for any financial covenants.

In connection with the sale of the Convertible Notes, the Company entered into hedges for the Convertible Notes ("Convertible Note Hedges") with respect to its common stock with two entities, one of which was Lehman Brothers OTC Derivatives Inc. ("Lehman OTC" and together with the other counterparty, the "Counterparties"). Pursuant to the agreements governing these Convertible Note Hedges, the Company purchased call options (the "Purchased Call Options") from the Counterparties covering up to approximately 10.4 million shares of the Company's common stock of which 40% were purchased from Lehman OTC. These Convertible Note Hedges are designed to offset the Company's exposure to potential dilution upon conversion of the Convertible Notes in the event that the market value per share of the Company's common stock at the time of exercise is greater than the strike price of the Purchased Call Options (which strike price corresponds to the initial conversion price of the Convertible Notes and is simultaneously subject to certain customary adjustments). On June 20, 2007, the Company paid an aggregate amount of approximately $76.3 million of the proceeds from the sale of the Convertible Notes for the Purchased Call Options, of which $26.7 million was included in the balance of deferred income tax assets at June 30, 2007 and is being recognized over the term of the Convertible Notes. As of December 31, 2010, the balance of deferred income tax assets related to this transaction was approximately $8.1 million.

The Company also entered into separate warrant transactions with the Counterparties whereby the Company, pursuant to the agreements governing these warrant transactions, sold to the Counterparties warrants (the "Sold Warrants") to acquire up to 3.6 million shares of the Company's common stock of which 40% were sold to Lehman OTC, at a strike price of $42.40 per share of the Company's common stock. The Sold Warrants will become exercisable on September 28, 2012 and will expire by the end of 2012. The Company received aggregate proceeds of approximately $37.5 million from the sale of the Sold Warrants on June 20, 2007.

Pursuant to guidance issued under ASC Topic 815 Derivatives and Hedging as it relates to accounting for derivative financial instruments indexed to, and potentially settled in, a company's own stock, the Convertible Note Hedge and the proceeds received from the issuance of the Sold Warrants were recorded as a charge and an increase, respectively, in additional paid-in capital in stockholders' equity as separate equity transactions. As a result of these transactions, the Company recorded a net reduction to additional paid-in-capital of $12.1 million in June 2007.

The Company has evaluated the impact of adopting guidance issued under ASC Topic 815 regarding embedded features as it relates to the Sold Warrants, and has determined it had no impact on the Company's results of operations and financial position through December 31, 2010, and will have no impact on the Company's results of operations and financial position in future fiscal periods.

As the Convertible Note Hedge transactions and the warrant transactions were separate transactions entered into by the Company with the Counterparties, they are not part of the terms of the Convertible Notes and will not affect the holders' rights under the Convertible Notes. In addition, holders of the Convertible Notes will not have any rights with respect to the Purchased Call Options or the Sold Warrants.

If the market value per share of the Company's common stock at the time of conversion of the Convertible Notes is above the strike price of the Purchased Call Options, the Purchased Call Options entitle the Company to receive from the Counterparties net shares of the Company's common stock, cash or a combination of shares of the Company's common stock and cash, depending on the consideration paid on the underlying Convertible Notes, based on the excess of the then current market price of the Company's common stock over the strike price of the Purchased Call Options. Additionally, if the market price of the Company's common stock at the time of exercise of the Sold Warrants exceeds the strike price of the Sold Warrants, the Company will owe the Counterparties net shares of the Company's common stock or cash, not offset by the Purchased Call Options, in an amount based on the excess of the then current market price of the Company's common stock over the strike price of the Sold Warrants.

These transactions will generally have the effect of increasing the conversion price of the Convertible Notes to $42.40 per share of the Company's common stock, representing a 100% percent premium based on the last reported sale price of the Company's common stock of $21.20 per share on June 14, 2007.

On September 15, 2008 and October 3, 2008, respectively, Lehman Brothers Holdings Inc., or Lehman Holdings, and its subsidiary, Lehman Brothers OTC Derivatives Inc., or Lehman OTC, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York, herein referred to as the bankruptcy court. On September 17, 2009, the Company filed proofs of claim with the bankruptcy court relating to the Lehman OTC Convertible Note Hedges. The Company purchased 40% of the Convertible Note Hedges from Lehman OTC, or the Lehman note hedges, and the Company sold 40% of the warrants to Lehman OTC. Lehman OTC's obligations under the Lehman note hedges are guaranteed by Lehman Holdings. If the Lehman note hedges are rejected or terminated in connection with the Lehman OTC bankruptcy, the Company would have a claim against Lehman OTC and Lehman Holdings, as guarantor, for the damages and/or close-out values resulting from any such rejection or termination. While the Company intends to pursue any claim for damages and/or close-out values resulting from the rejection or termination of the Lehman note hedges, at this point in the Lehman bankruptcy cases it is not possible to determine with accuracy the ultimate recovery, if any, that the Company may realize on potential claims against Lehman OTC or Lehman Holdings, as guarantor, resulting from any rejection or termination of the Lehman note hedges. The Company also does not know whether Lehman OTC will assume or reject the Lehman note hedges, and therefore cannot predict whether Lehman OTC intends to perform its obligations under the Lehman note hedges. As a result, if Lehman OTC does not perform such obligations and the price of the Company's common stock exceeds the $27.56 conversion price (as adjusted) of the Convertible Notes, the effective conversion price of the Convertible Notes (which is higher than the actual $27.56 conversion price due to these hedges) would be reduced and our existing stockholders may experience dilution at the time or times the convertible notes are converted. The extent of any such dilution would depend, among other things, on the then prevailing market price of our common stock and the number of shares of common stock then outstanding, but the Company believes the impact will not be material and will not affect our income statement presentation. The Company is not otherwise exposed to counterparty risk related to the Lehman bankruptcies. The Company currently believes, although there can be no assurance, that the bankruptcy filings and their potential impact on these entities will not have a material adverse effect on the Company's financial position, results of operations or cash flows. The Company will continue to monitor the bankruptcy filings of Lehman Holdings and Lehman OTC.

Moreover, in connection with the warrant transactions with the counterparties, to the extent that the price of the Company's common stock exceeds the strike price of the warrants, the warrant transactions could have a dilutive effect on the Company's earnings per share.

Term Loan Facility

In connection with the acquisition of the Rocawear brand, in March 2007, the Company entered into a $212.5 million credit agreement with Lehman Brothers Inc., as lead arranger and bookrunner, and Lehman Commercial Paper Inc. ("LCPI"), as syndication agent and administrative agent (the "Credit Agreement" or "Term Loan Facility"). At the time, the Company pledged to LCPI, for the benefit of the lenders under the Term Loan Facility (the "Lenders"), 100% of the capital stock owned by the Company in its subsidiaries, OP Holdings and Management Corporation, a Delaware corporation ("OPHM"), and Studio Holdings and Management Corporation, a Delaware corporation ("SHM"). The Company's obligations under the Credit Agreement are guaranteed by each of OPHM and SHM, as well as by two of its other subsidiaries, OP Holdings LLC, a Delaware limited liability company ("OP Holdings"), and Studio IP Holdings LLC, a Delaware limited liability company ("Studio IP Holdings").

On October 3, 2007, in connection with the acquisition of Official-Pillowtex LLC, a Delaware limited liability company ("Official-Pillowtex"), with the proceeds of the Convertible Notes, the Company pledged to LCPI, for the benefit of the Lenders, 100% of the capital stock owned by the Company in Mossimo, Inc., a Delaware corporation ("MI"), and Pillowtex Holdings and Management Corporation, a Delaware corporation ("PHM"), each of which guaranteed the Company's obligations under the Credit Agreement. Simultaneously with the acquisition of Official-Pillowtex, each of Mossimo Holdings LLC, a Delaware limited liability company ("Mossimo Holdings"), and Official-Pillowtex guaranteed the Company's obligations under the Credit Agreement. On September 10, 2008, PHM was converted into a Delaware limited liability company, Pillowtex Holdings and Management LLC ("PHMLLC"), and the Company's membership interest in PHMLLC was pledged to LCPI in place of the capital stock of PHM.

On July 26, 2007, the Company purchased a hedge instrument to mitigate the cash flow risk of rising interest rates on the Term Loan Facility. This hedge instrument expired by its terms in July 2010. See Note 3.

On December 17, 2007, in connection with the acquisition of the Starter brand, the Company borrowed an additional $63.2 million pursuant to the Term Loan Facility (the "Additional Borrowing"). The net proceeds received by the Company from the Additional Borrowing were $60 million.

On February 24, 2010, Barclays Bank PLC ("Barclays") was appointed as successor Administrative Agent under the Credit Agreement.

On June 23, 2010, in connection with the acquisition of Peanuts Worldwide (see Note 2), the Company pledged to Barclays, for the benefit of the Lenders, its 100% membership interest in IE. On such date, IE became a guarantor of the Company's obligations under the Credit Agreement, and IE pledged to Barclays, for the benefit of the Lenders, its 80% membership interest in Peanuts Holdings.

As of December 31, 2010, the Company may borrow an additional $36.8 million under the terms of the Term Loan Facility.

The guarantees under the Term Loan Facility are secured by a pledge to Barclays, for the benefit of the Lenders, of, among other things, the Ocean Pacific/OP, Danskin, Rocawear, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly trademarks and related intellectual property assets, license agreements and proceeds therefrom, as well as the Company's 80% interest in Peanuts Holdings. Amounts outstanding under the Term Loan Facility bear interest, at the Company's option, at the Eurodollar rate or the prime rate, plus an applicable margin of 2.25% or 1.25%, as the case may be, per annum. The Credit Agreement provides that the Company is required to repay the outstanding term loan in equal quarterly installments in annual aggregate amounts equal to 1.00% of the aggregate principal amount of the loans outstanding, subject to adjustment for prepayments, in addition to an annual payment equal to 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility, as described in the Credit Agreement, with any remaining unpaid principal balance to be due on April 30, 2013 (the "Loan Maturity Date"). Upon completion of the Convertible Notes offering, the Loan Maturity Date was accelerated to January 2, 2012. The Term Loan Facility can be prepaid, without penalty, at any time. On March 11, 2008, the Company paid to LCPI, for the benefit of the Lenders, $15.6 million, representing 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for 2007. As a result of such payment, the Company is no longer required to pay the quarterly installments described above. The Term Loan Facility requires the Company to repay the principal amount of the term loan outstanding in an amount equal to 50% of the excess cash flow of the subsidiaries subject to the Term Loan Facility for the most recently completed fiscal year unless the Company meets certain criteria specified by a financial covenant defined in the Credit Agreement (see below). On March 17, 2010, the Company paid to Barclays, for the benefit of the Lenders, $47.2 million, representing 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for the year ended December 31, 2009. As of December 31, 2010, the entire balance due under the Term Loan Facility of approximately $171.0 million is included in long-term debt, less current maturities on the Consolidated Balance Sheet, as the ratio of Consolidated Total Debt (as defined by the Credit Agreement) to Consolidated EBITDA (as defined by the Credit Agreement) was below 2.5 to 1.0 as of December 31, 2010, thereby eliminating the requirement that the Company remit 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for the year ended December 31, 2010. For 2010, 2009 and 2008, the effective interest rate of the Term Loan Facility was 2.59%, 3.05% and 5.81%, respectively. As of December 31, 2010, the Company was in compliance with all material covenants set forth in the Credit Agreement. The $272.5 million in proceeds from the Term Loan Facility were used by the Company as follows: $204.0 million was used to pay the cash portion of the initial consideration for the acquisition of the Rocawear brand; $2.1 million was used to pay the costs associated with the Rocawear acquisition; $60 million was used to pay the consideration for the acquisition of the Starter brand; and $3.9 million was used to pay costs associated with the Term Loan Facility. The costs of $3.9 million relating to the Term Loan Facility have been deferred and are being amortized over the life of the loan, using the effective interest method. As of December 31, 2010, the subsidiaries subject to the Term Loan Facility were Studio IP Holdings, SHM, OP Holdings, OPHM, Mossimo Holdings, MI, Official-Pillowtex, PHMLLC and IE (collectively, the "Term Loan Facility Subsidiaries"). As of December 31, 2010, the Term Loan Facility Subsidiaries, directly or indirectly, owned the following trademarks, excluding certain territories covered by the Iconix China, Iconix Latin America and Iconix Europe joint ventures (see Note 2): Danskin, Rocawear, Starter, Ocean Pacific/OP, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma and Waverly.

Ecko Note

In connection with the Ecko transaction, IPH Unltd issued a promissory note ("Ecko Note") to a third party creditor for $90.0 million. IPH Unltd's obligations under the Ecko Note are secured by the Ecko portfolio of trademarks and related intellectual property assets (including Ecko and Zoo York), further guaranteed personally by the minority owner of IPH Unltd, with no recourse to the Company. Amounts outstanding under the Ecko Note bear interest at 7.50% per annum, with minimum principal payable in equal quarterly installments of $2.5 million, with any remaining unpaid principal balance and accrued interest to be due on June 30, 2014, the Ecko Note maturity date. The Ecko Note may be prepaid without penalty, and would be applied to the scheduled quarterly principal payments in the order of their maturity. As of December 31, 2010, the total principal balance of the Ecko Note is $80.0 million, of which $10.0 million is included in the current portion of long-term debt on the Consolidated Balance Sheet.

Asset-Backed Notes

The financing for certain of the Company's acquisitions has been accomplished through private placements by its subsidiary, IP Holdings LLC ("IP Holdings") of asset-backed notes ("Asset-Backed Notes") secured by intellectual property assets (trade names, trademarks, license agreements and payments and proceeds with respect thereto relating to the Candie's, Bongo, Joe Boxer, Rampage, Mudd and London Fog brands) of IP Holdings. As of December 31, 2010, the balance of the Asset-Backed Notes was $70.7 million, $26.4 million of which is included in the current portion of long-term debt on the Consolidated Balance Sheet.

Cash on hand in the bank account of IP Holdings is restricted at any point in time up to the amount of the next debt principal and interest payment required under the Asset-Backed Notes. Accordingly, $2.5 million and $2.0 million as of December 31, 2010 and December 31, 2009, respectively, are included as restricted cash within the Company's current assets on the Consolidated Balance Sheets. Further, in connection with IP Holdings' issuance of Asset-Backed Notes, a reserve account has been established and the funds on deposit in such account will be applied to the final principal payment with respect to the Asset-Backed Notes. Accordingly, as of December 31, 2010 and December 31, 2009, $15.9 million has been classified as non-current and disclosed as restricted cash within other assets on the Company's Consolidated Balance Sheets.

Interest rates and terms on the outstanding principal amount of the Asset-Backed Notes as of December 31, 2010 are as follows: $23.5 million principal amount bears interest at a fixed interest rate of 8.45% with a six year term, $10.4 million principal amount bears interest at a fixed rate of 8.12% with a six year term, and $36.8 million principal amount bears interest at a fixed rate of 8.99% with a six and a half year term. The Asset-Backed Notes have no financial covenants by which the Company or its subsidiaries need comply. The aggregate principal amount of the Asset-Backed Notes is required to be fully paid by February 22, 2013.

Neither the Company nor any of its subsidiaries (other than IP Holdings) is obligated to make any payment with respect to the Asset-Backed Notes, and the assets of the Company and its subsidiaries (other than IP Holdings) are not available to IP Holdings' creditors. The assets of IP Holdings are not available to the creditors of the Company or its subsidiaries (other than IP Holdings).

Sweet Note

On April 23, 2002, the Company acquired the remaining 50% interest in Unzipped (see Note 8) from Sweet Sportswear, LLC ("Sweet") for a purchase price comprised of 3,000,000 shares of its common stock and $11.0 million in debt, which was evidenced by the Company's issuance of the 8% Senior Subordinated Note due in 2012 ("Sweet Note"). Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to the Management Agreement (as defined in Note 8), which obligated Sweet to manage the operations of Unzipped in return for, commencing in the fiscal year ended January 31, 2003 ("Fiscal 2003"), an annual management fee based upon certain specified percentages of net income achieved by Unzipped during the three- year term of the Management Agreement. In addition, Sweet guaranteed that the net income, as defined in the Management Agreement, of Unzipped would be no less than $1.7 million for each year during the term, commencing with Fiscal 2003. In the event that the guarantee was not met for a particular year, Sweet was obligated under the Management Agreement to pay the Company the difference between the actual net income of Unzipped, as defined, for such year and the guaranteed $1.7 million. That payment, referred to as the shortfall payment, could be offset against the amounts due under the Sweet Note at the option of either the Company or Sweet. As a result of such offsets, the balance of the Sweet Note was reduced by the Company to $3.1 million as of December 31, 2006 and $3.0 million as of December 31, 2005 and was reflected in Long- term debt. This note bears interest at the rate of 8% per year and matures in April 2012.

In November 2007, the Company received a signed judgment related to the Sweet Sportswear/Unzipped litigation. See Note 10 for an update to this litigation.

The judgment stated that the Sweet Note (originally $11.0 million when issued by the Company upon the acquisition of Unzipped from Sweet in 2002) should total approximately $12.2 million as of December 31, 2007. The recorded balance of the Sweet Note, prior to any adjustments related to the judgment was approximately $3.2 million. The Company increased the Sweet Note by approximately $6.2 million and recorded the expense as an expense related to specific litigation. The Company further increased the Sweet Note by approximately $2.8 million to record the related interest and included the charge in interest expense. Prior to December 2010, the Sweet Note accrued interest at the rate of 8% per year. In December 2010, a judgment related to the Sweet Sportswear/Unzipped litigation was rendered in the Company's favor. As a result of this judgment, the Company wrote-off the Sweet Note and all associated accrued interest. See Notes 8, 9 and 10 for further detail.

In addition, in November 2007 the Company was awarded a judgment of approximately $12.2 million for claims made by it against Hubert Guez and Apparel Distribution Services, Inc. ("ADS"). Prior to December 2010, this receivable accrued interest at the rate of 8% per year and was included in other assets – non-current. In December 2010, a judgment related to the Sweet Sportswear/Unzipped litigation was rendered in the Company's favor. As a result of this judgment, the Company wrote-off this receivable and all associated accrued interest. See Notes 8, 9 and 10 for further detail.

Debt Maturities

As of December 31, 2010, the Company's debt maturities on a calendar year basis are as follows:

(000's omitted)	Total	2011	2012	2013	2014	2015
Convertible Notes (1)	$ 262,716	$ -	$ 262,716	$ -	$ -	$ -
Term Loan Facility	171,021	-	171,021	-	-	-
Ecko Note	80,000	10,000	10,000	10,000	50,000	-
Asset-Backed Notes	70,650	26,381	33,468	10,801	-	-
Total	$ 584,387	$ 36,381	$ 477,205	$ 20,801	$ 50,000	$

(1) reflects the net debt carrying amount of the Convertible Notes on the Consolidated Balance Sheet as of December 31, 2010, in accordance with accounting for convertible notes. The principal amount owed to the holders of the Convertible Notes is $287.5 million.

6. Stockholders' Equity

Public Offering

On June 9, 2009, the Company completed a public offering of common stock pursuant to a registration statement that had been declared effective by the Securities and Exchange Commission ("SEC"). All 10,700,000 shares of common stock offered by the Company in the final prospectus were sold at $15.00 per share. Net proceeds to the Company from the offering amounted to approximately $152.8 million.

2009 Equity Incentive Plan

On August 13, 2009, the Company's stockholders approved the Company's 2009 Equity Incentive Plan ("2009 Plan"). The 2009 Plan authorizes the granting of common stock options or other stock-based awards covering up to 3,000,000 shares of the Company's common stock. All employees, directors, consultants and advisors of the Company, including those of the Company's subsidiaries, are eligible to be granted non-qualified stock options and other stock-based awards (as defined) under the 2009 Plan, and employees are also eligible to be granted incentive stock options (as defined) under the 2009 Plan. No new awards may be granted under the Plan after August 13, 2019.

Stockholder Rights Plan

In January 2000, the Company's Board of Directors adopted a stockholder rights plan. Under the plan, each stockholder of common stock received a dividend of one right for each share of the Company's outstanding common stock, entitling the holder to purchase one thousandth of a share of Series A Junior Participating Preferred Stock, par value, $0.01 per share of the Company, at an initial exercise price of $6.00. The rights become exercisable and will trade separately from the common stock ten business days after any person or group acquires 15% or more of the common stock, or ten business days after any person or group announces a tender offer for 15% or more of the outstanding common stock. This plan expired by its terms on January 26, 2010.

Stock Repurchase Program

On November 3, 2008, the Company announced that its Board of Directors had authorized the repurchase of up to $75 million of the Company's common stock over a period of approximately three years (the "Program"). The Program replaces any prior plan or authorization. The Program does not obligate the Company to repurchase any specific number of shares and may be suspended at any time at management's discretion. During 2009, the Company repurchased 200,000 shares under the Program for approximately $1.5 million. No shares were repurchased under the Program by the Company during 2010. This plan expires by its terms on October 30, 2011.

Stock Options

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options and warrants for all years was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected Volatility	30 - 45%
Expected Dividend Yield	0%
Expected Life (Term)	3 - 7 years
Risk-Free Interest Rate	3.00 - 4.75%

The options that the Company granted under its plans expire at various times, either five, seven or ten years from the date of grant, depending on the particular grant.

Summaries of the Company's stock options, warrants and performance related options activity, and related information for 2010, 2009 and 2008 are as follows:

	Options	Weighted-Average Exercise Price
Outstanding January 1, 2008	5,106,543	$ 4.23
Granted	-	-
Canceled	(12,000)	16.96
Exercised	(1,199,405)	3.92
Expired/Forfeited	-	-
Outstanding December 31, 2008	3,895,138	$ 4.29
Granted	35,000	13.77
Canceled/Forfeited	(8,000)	16.96
Exercised	(828,059)	3.84
Expired/Forfeited	-	-
Outstanding December 31, 2009	3,094,079	$ 4.48
Granted	15,000	16.33
Canceled	-	-
Exercised	(499,700)	4.29
Expired/Forfeited	(16,844)	1.31
Outstanding December 31, 2010	2,592,535	4.61
Exercisable at December 31, 2010	2,590,868	$ 4.61

The weighted average contractual term (in years) of options outstanding as of December 31, 2010, 2009, and 2008, were 2.79, 3.88, and 4.66 respectively. The weighted average contractual term (in years) of options exercisable as of December 31, 2010, 2009, and 2008, were 2.78, 3.87, and 4.66 respectively.

The total fair value of options vested during 2010 and 2009 was less than $0.1 million and $0.2 million, respectively. No options vested during 2008. The weighted average grant date fair value per share of options granted during 2010, 2009, and 2008 was $7.30, $9.91, and $5.72.

Cash received from option exercise under all share-based payment arrangements for 2010, 2009, and 2008 was $2.1 million, $3.2 million, and $2.3 million respectively. A tax benefit of approximately $1.3 million, $3.6 million and $8.2 million for 2010, 2009 and 2008, respectively, were share-based payment arrangements.

The aggregate intrinsic value is calculated as the difference between the market price of the Company's common stock as of December 31, 2010 and the exercise price of the underlying options. At December 31, 2010, 2009, and 2008, the aggregate intrinsic value of options exercised was $7.5 million, $7.3 million, and $7.0 million, respectively. At December 31, 2010, 2009 and 2008 the aggregate intrinsic value of options outstanding was $38.1 million, $25.3 million, and $21.4 million, respectively. In addition, at December 31, 2010, 2009, and 2008, the aggregate intrinsic value of options exercisable was $38.1 million, $25.3 million, and $21.4 million, respectively. The balance of unamortized options as of December 31, 2010 was immaterial.

Warrants

	Warrants	Weighted-Average Exercise Price
Outstanding January 1, 2008	266,900	16.76
Granted	20,000	6.65
Canceled	-	-
Exercised	-	-
Expired	-	-
Outstanding December 31, 2008	286,900	16.76
Granted	-	-
Canceled	-	-
Exercised	-	-
Expired	-	-
Outstanding December 31, 2009	286,900	16.06
Granted	-	-
Canceled	-	-
Exercised	33,000	8.72
Expired	-	-
Outstanding December 31, 2010	253,900	17.01
Exercisable at December 31, 2010	253,900	17.01

All warrants issued in connection with acquisitions are recorded at fair market value using the Black Scholes model and are recorded as part of purchase accounting. Certain warrants are exercised using the cashless method.

The Company values other warrants issued to non-employees at the commitment date at the fair market value of the instruments issued, a measure which is more readily available than the fair market value of services rendered, using the Black Scholes model. The fair market value of the instruments issued is expensed over the vesting period.

The weighted average contractual term (in years) of warrants outstanding and exercisable as of December 31, 2010, 2009 and 2008 were 4.97, 5.97 and 6.97, respectively.

Warrants exercised during 2010 were exercised in a cashless transaction. No warrants were exercised during 2009 and 2008.

Restricted stock

Compensation cost for restricted stock is measured as the excess, if any, of the quoted market price of the Company's stock at the date the common stock is issued over the amount the employee must pay to acquire the stock (which is generally zero). The compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The restrictions do not affect voting and dividend rights.

The following tables summarize information about unvested restricted stock transactions (shares in thousands):

	2010		2009		2008	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested, January 1	1,697,334	$ 16.77	1,513,983	$ 19.15	144,127	$ 19.41
Granted	340,964	14.48	684,478	12.50	1,878,756	19.24
Vested	(593,393)	18.93	(465,138)	18.06	(508,900)	19.56
Forfeited/Canceled	(2,295)	16.15	(35,989)	19.11	-	-
Non-vested, December 31	1,442,610	15.34	1,697,334	16.77	1,513,983	19.15

The Company has awarded restricted shares of common stock to certain employees. The awards have restriction periods tied to employment and vest over a period of 1-5 years. The cost of the restricted stock awards, which is the fair market value on the date of grant net of estimated forfeitures, is expensed ratably over the vesting period. During 2010, 2009 and 2008, the Company awarded 340,964, 684,478 and 1,878,756 restricted shares, respectively, with a vesting period of 2-5 years and a fair market value of approximately $4.9 million, $8.6 million and $36.2 million.

Compensation expense related to restricted stock grants for 2010, 2009 and 2008 was approximately $11.3 million, $8.9 million and $9.1 million, respectively. An additional amount of $15.0 million is expected to be expensed evenly over a period of approximately three years. During 2010, 2009 and 2008, the Company withheld shares valued at $3.0 million, $0.7 million, and $3.2, respectively, of its restricted common stock in connection with net share settlement of restricted stock grants and option exercises.

Shares Reserved for Issuance

At December 31, 2010, 1,909,669 common shares were reserved for issuance under the 2009 Plan. There were no common shares available for issuance under the 2006, 2002, 2001, and 2000 Stock Option Plans.

7. Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of restricted stock-based awards and common shares issuable upon exercise of stock options and warrants. The difference between basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible notes have been converted into common stock.

As of December 31, 2010, of the total potentially dilutive shares related to restricted stock-based awards, stock options and warrants, 1.0 million were anti-dilutive, compared to 1.8 million as of December 31, 2009 and 1.9 million as of December 31, 2008.

As of December 31, 2010, of the performance related restricted stock-based awards issued in connection with the Company's employment agreement with its chairman, chief executive officer and president, 0.8 million of such awards (which is included in the total 1.0 million anti-dilutive stock-based awards described above) were anti-dilutive and therefore not included in this calculation.

Warrants issued in connection with the Company's Convertible Notes financing were anti-dilutive and therefore not included in this calculation. Portions of the Convertible Notes that would be subject to conversion to common stock were anti-dilutive as of December 31, 2010 and therefore not included in this calculation.

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

(000's omitted)	For the Year Ended December 31,		
	2010	2009	2008
Basic	72,151	65,763	57,810
Effect of exercise of stock options	1,863	2,141	3,144
Effect of exercise of warrants	33	-	-
Effect of contingent common stock issuance	89	149	287
Effect of assumed vesting of restricted stock	577	272	7
	74,713	68,325	61,248

8. Unzipped Apparel, LLC (*"Unzipped"*)

On October 7, 1998, the Company formed Unzipped with its then joint venture partner Sweet, the purpose of which was to market and distribute apparel under the Bongo label. The Company and Sweet each had a 50% interest in Unzipped. Pursuant to the terms of the joint venture, the Company licensed the Bongo trademark to Unzipped for use in the design, manufacture and sale of certain designated apparel products.

On April 23, 2002, the Company acquired the remaining 50% interest in Unzipped from Sweet for a purchase price of three million shares of the Company's common stock and $11 million in debt evidenced by the Sweet Note. See Note 5. In connection with the acquisition of Unzipped, the Company filed a registration statement with the SEC for the three million shares of the Company's common stock issued to Sweet, which was declared effective by the SEC on July 29, 2003.

Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to a management agreement (the "Management Agreement"). Unzipped also had a supply agreement with Azteca Productions International, Inc. ("Azteca") and a distribution agreement with ADS. All of these entities are owned or controlled by Hubert Guez.

On August 5, 2004, Unzipped terminated the Management Agreement with Sweet, the supply agreement with Azteca and the distribution agreement with ADS and commenced a lawsuit against Sweet, Azteca, ADS and Hubert Guez. See Note 10.

In November 2007, a judgment was entered in the Unzipped litigation, pursuant to which the $3.1 million in accounts payable to ADS/Azteca (previously shown as "accounts payable - subject to litigation") was eliminated and recorded in the income statement as a benefit to the "expenses related to specific litigation". For further information on the Unzipped litigation, see note 10.

As a result of the judgment, in 2007 the balance of the $11.0 million principal amount Sweet Note, originally issued by the Company upon the acquisition of Unzipped from Sweet in 2002, including interest, was increased from approximately $3.2 million to approximately $12.2 million as of December 31, 2007. Of this increase, approximately $6.2 million was attributed to the principal of the Sweet Note and the expense was recorded as an expense related to specific litigation. The remaining $2.8 million of the increase was attributed to related interest on the Sweet Note and recorded as interest expense. In December 2010, a judgment related to the Sweet Sportswear/Unzipped litigation was rendered in the Company's favor. As a result of this judgment, the Company wrote-off the Sweet Note and all associated accrued interest. See Notes 9 and 10 for details.

In addition, in November 2007 the Company was awarded a judgment of approximately $12.2 million for claims made by it against Hubert Guez and ADS. As a result, the Company recorded a receivable of approximately $12.2 million and recorded the benefit in special charges for 2007. In December 2010, a judgment related to the Sweet Sportswear/Unzipped litigation was rendered in the Company's favor. As a result of this judgment, the Company wrote-off this receivable and all associated accrued interest. See Notes 9 and 10 for details

9. Expenses Related to Specific Litigation

Expenses related to specific litigation consist of legal expenses and costs related to the Unzipped litigation. For 2010, the Company recorded a net gain related to specific litigation of $15.7 million, as compared to expenses related to specific litigation of $0.1 million for 2009. As a result of a final judgment rendered in December 2010 in our favor, the Company recognized a gain of $26.0 million, offset by attorneys' fees and other related expenses of $10.3 million. See Note 10 for detail on this litigation.

10. Commitments and Contingencies

Sweet Sportswear/Unzipped litigation

On December 10, 2010, the Court entered a final judgment (the "Judgment") in connection with the lawsuit filed by the Company in the Superior Court of California, Los Angeles County against Unzipped's former manager, supplier and distributor, Sweet, Azteca and ADS; and Hubert Guez, a principal of these entities and former member of the Company's board of directors (collectively referred to as the "Guez defendants"). In summary, the Judgment against the Guez defendants is for a combined liability to the Company of approximately $50 million, exclusive of amounts owed as pre or post-judgment interest at the annual rate of 10% simple interest. The Judgment also dismissed all claims brought by the Guez defendants against the Company, its subsidiaries (Michael Caruso & Co., Inc. and Unzipped), and its Chairman of the Board and Chief Executive Officer, Neil Cole.

In February 2011, the Company entered into a settlement agreement with certain persons (the "Sureties") that had secured a portion of the Judgment, pursuant to which the Sureties paid the Company $13 million in February 2011 and agreed to pay an additional $3.7 million during 2011 in full satisfaction of their obligations to the Company. The amounts paid by the Sureties will reduce the obligations of certain of the Guez defendants (ADS and Hubert Guez) under the Judgments.

The Company intends to satisfy the Judgment against Sweet, in part, by eliminating all balances owed to Sweet under the Sweet Note (see Note 5). In addition, the Company recognized a gross gain of $26.0 million (gross of attorney's fees and other related expenses of $10.3 million), of which $16.7 million was secured by the Sureties, with the remainder secured by assets owned by the Guez defendants. The Company intends to proceed aggressively to collect on the full balance owed under the Judgment.

Normal Course litigation

From time to time, the Company is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these routine matters will not have a material effect on the Company's financial position or future liquidity.

11. Related Party Transactions

The Candie's Foundation

The Candie's Foundation, a charitable foundation founded by Neil Cole for the purpose of raising national awareness about the consequences of teenage pregnancy, owed the Company $0.9 million and $0.8 million at December 31, 2010 and December 31, 2009, respectively. In February 2011, the Candie's Foundation received a contribution of approximately $0.3 million from a licensee of the Company. The Candie's Foundation intends to pay-off the entire borrowing from the Company during 2011, although additional advances will be made as and when necessary.

Travel

The Company recorded expenses of approximately $116,000, $326,000 and $354,000 for 2010, 2009 and 2008, respectively, for the hire and use of aircraft solely for business purposes owned by a company in which the Company's chairman, chief executive officer and president is the sole owner. Management believes that all transactions were made on terms and conditions no less favorable than those available in the marketplace from unrelated parties.

12. Operating Leases

Future net minimum lease payments under non-cancelable operating lease agreements as of December 31, 2010 are approximately as follows:

(000's omitted)		
Year ending December 31, 2011	$	3,546
Year ending December 31, 2012		3,897
Year ending December 31, 2013		3,976
Year ending December 31, 2014		3,966
Year ending December 31, 2015		2,067
Thereafter		21,048
Totals	$	38,500

The leases require the Company to pay additional taxes on the properties, certain operating costs and contingent rents based on sales in excess of stated amounts.

Rent expense was approximately $5.4 million, $2.9 million, and $1.6 million for 2010, 2009 and 2008, respectively. Contingent rent amounts have been immaterial for all periods.

13. Benefit and Incentive Compensation Plans and Other

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible full-time employees. Participants may elect to make pretax contributions subject to applicable limits. At its discretion, the Company may contribute additional amounts to the Savings Plan. During 2010, 2009 and 2008, the Company made contributions to the Savings Plan of $51,000, $45,000 and $27,000.

Stock-based awards are provided to certain employees under the terms of the Company's 2009 Plan and 2006 Equity Incentive Plan. These plans are administered by the Compensation Committee of the Board of Directors.

With respect to performance-based restricted common stock units, the number of shares that ultimately vest and are received by the recipient is based upon various performance criteria. Though there is no guarantee that performance targets will be achieved, the Company estimates the fair value of performance-based restricted stock based on the closing stock price on the grant date. Over the performance period, the number of shares of common stock that will ultimately vest and be issued is adjusted upward or downward based upon the Company's estimation of achieving such performance targets. The ultimate number of shares delivered to recipients and the related compensation cost recognized as an expense will be based on the actual performance metrics as defined under the 2009 Plan and the 2006 Equity Incentive Plan. Restricted common stock units are unit awards entitle the recipient to shares of common stock upon vesting annually over as much as 5 years for time-based awards or over 5 years for performance-based awards. The fair value of restricted common stock units is determined on the date of grant, based on the Company's closing stock price.

14. Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740. Under ASC Topic 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of ASC Topic 740, including current and historical results of operations, future income projections and the overall prospects of the Company's business. Based upon management's assessment of all available evidence, including the Company's completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from its licensees, and the overall prospects of the Company's business, management is of the opinion that the Company will be able to utilize the deferred tax assets in the foreseeable future, and as such do not anticipate requiring a further valuation allowance. At December 31, 2010, the Company has a valuation allowance of approximately $17.1 million to offset state and local tax net operating loss carryforwards ("NOL") which the Company believes are unlikely to be utilized in the foreseeable future. The valuation allowance increased by $1.3 million during 2010 for the State NOLs.

At December 31, 2010 the Company had utilized all available federal NOL's. As of December 31, 2010, the Company has approximately $180.0 million in state NOL's and approximately $140.0 million in local NOL's.

The income tax provision (benefit) for federal, and state and local income taxes in the consolidated income statements consists of the following:

(000's omitted)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current:			
Federal	$ 37,745	$ 23,650	$ 13,559
State and local	(256)	100	446
Foreign	1,472	338	-
Total current	38,961	24,088	14,005
Deferred:			
Federal	13,703	17,372	19,531
State and local	(315)	(235)	(641)
Foreign	60	-	-
Total deferred	13,448	17,137	20,172
Total provision	$ 52,409	$ 41,225	$ 34,177

The significant components of net deferred tax assets of the Company consist of the following:

(000's omitted)	December 31, 2010	December 31, 2009
State net operating loss carryforwards	$ 17,108	$ 15,826
Receivable reserves	1,901	1,867
Hedging transaction	8,057	13,398
Intangibles	2,854	2,392
Capital loss	4,550	-
Equity compensation	8,875	5,762
Accrued compensation and other	1,206	1,748
Total deferred tax assets	44,551	40,993
Valuation allowance	(17,108)	(15,826)
Net deferred tax assets	27,443	25,167
Trademarks, goodwill and other intangibles	(98,037)	(70,845)
Depreciation	(3,031)	(991)
Difference in cost basis of acquired intangibles	(49,000)	(49,000)
Convertible Notes	(9,875)	(14,635)
Investment in joint ventures	(4,334)	(4,900)
Total deferred tax liabilities	(164,277)	(140,371)
Total net deferred tax assets (liabilities)	$ (136,834)	$ (115,204)
Balance Sheet detail on total net deferred tax assets (liabilities):		
Current portion of net deferred tax assets	$ 1,743	$ 1,886
Noncurrent portion of net deferred tax assets (liabilities)	$ (138,577)	$ (117,090)

The following is a rate reconciliation between the amount of income tax provision at the Federal rate of 35% and provision for (benefit from) taxes on operating profit (loss):

(000's omitted)	Year ended December, 31 2010	2009	2008
Income tax provision computed at the federal rate of 35%	$ 57,014	$ 40,714	$ 33,980
Increase (reduction) in income taxes resulting from:			
State and local income taxes (benefit), net of federal income tax	(1,626)	(4,013)	(1,007)
Increase in valuation allowance	1,282	3,843	1,713
Non-Controlling Interest	(3,987)	-	-
Tax credit	-	-	(304)
Other, net	(274)	681	(205)
Total	$ 52,409	$ 41,225	$ 34,177

The Company is not responsible for the income taxes related to the non-controlling interest's share of the joint venture's earnings. Therefore, the tax liability associated with the non-controlling interest share of the joint venture's earnings is not reported in our income tax expense, even though the joint venture's entire income is consolidated in our reported income before income tax expense. As such, the joint venture earnings have the effect of lowering our effective tax rate. This effect is more pronounced in periods in which joint venture earnings are higher relative to our other earnings.

Effective January 1, 2007, the Company adopted guidance under ASC Topic 740-10 which clarifies the accounting and disclosure for uncertainty in income taxes. The adoption of this interpretation did not have a material impact on our financial statements.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. For federal income tax purposes, the 2007 through 2010 tax years remain open for examination by the tax authorities under the normal three year statute of limitations. For state tax purposes, our 2007 through 2010 tax years remain open for examination by the tax authorities under a four year statute of limitations.

At December 31, 2010, the total unrecognized tax benefit was approximately $1.18 million. However, the liability is not recognized for accounting purposes because the related deferred tax asset has been fully reserved in prior years. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(000's omitted)	2010	2009	2008
Uncertain tax positions at January 1	$ 1,180	$ 1,180	$ 1,100
Increases during the year	-	-	80
Decreases during the year	-	-	-
Uncertain tax positions at December 31	$ 1,180	$ 1,180	$ 1,180

The Company is continuing its practice of recognizing interest and penalties to income tax matters in income tax expense. There was no accrual for interest and penalties related to uncertain tax positions for 2010, 2009 and 2008. The Company does not believe that there will be a material change in its unrecognized tax positions over the next twelve months. All of the unrecognized tax benefits, if recognized, would be offset by the valuation allowance.

15. Segment and Geographic Data

The Company has one reportable segment, licensing and commission revenue generated from its brands. The geographic regions consist of the United States and Other (which principally represents Canada, Japan and Europe). Long lived assets are substantially all located in the United States. Revenues attributed to each region are based on the location in which licensees are located.

The net revenues by type of license and information by geographic region are as follows:

(000's omitted)	For the Year Ended December 31,		
	2010	2009	2008
Licensing and other revenue by category:			
Direct-to-retail license	$ 143,114	$ 110,921	$ 54,270
Wholesale license	163,489	108,100	151,714
Entertainment and other	25,956	13,037	10,777
	$ 332,559	$ 232,058	$ 216,761
Licensing and other revenue by geographic region:			
United States	$ 287,320	$ 218,693	$ 195,856
Other	45,239	13,365	20,905
	$ 332,559	$ 232,058	$ 216,761

16. Unaudited Consolidated Interim Financial Information

Unaudited interim consolidated financial information 2010, 2009 and 2008 is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
The year ended December 31, 2010				
Licensing and other revenue	$ 71,704	$ 76,013	$ 96,887	$ 87,955
Operating income	49,380	49,443	54,822	56,070
Net income attributable to Iconix Brand Group, Inc.	24,774	24,541	27,409	22,123(2)
Basic earnings per share	0.35	0.34	0.38	0.30
Diluted earnings per share(1)	0.33	0.33	0.37	0.30
The year ended December 31, 2009				
Licensing and other revenue	$ 50,501	$ 56,408	$ 59,367	$ 65,782
Operating income	34,177	38,957	38,344	41,087
Net income attributable to Iconix Brand Group, Inc.	15,649	19,291	20,454	19,716
Basic earnings per share(1)	0.27	0.31	0.29	0.28
Diluted earnings per share(1)	0.26	0.30	0.28	0.27

(1) Quarterly earnings per share amounts may not add to full year amounts due to rounding.

(2) Includes a net gain related to specific litigation of $15.7 million and a write down of auction rate securities of $13.0 million in the fourth fiscal quarter of 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Iconix Brand Group, Inc.
New York, New York

The audits referred to in our report dated February 25, 2011, relating to the consolidated financial statements of Iconix Brand Group, Inc. and Subsidiaries, which is contained in Item 8 of this Form 10-K also included the audit of the financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based upon our audits.

In our opinion the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA LLP

February 25, 2011
New York, New York

[THIS PAGE INTENTIONALLY LEFT BLANK]

Schedule II - Valuation and Qualifying Accounts
Iconix Brand Group, Inc. and Subsidiaries
(In thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Reserves and allowances deducted from asset accounts:				
Accounts Receivables (a):				
Year ended December 31, 2010	$ 3,917	$ 2,253	$ (5)	$ 6,165
Year ended December 31, 2009	$ 519	$ 4,312	$ (914)	$ 3,917
Year ended December 31, 2008	$ 3,519	$ 1,879	$ (4,879)	$ 519

(a) These amounts include reserves for bad debts.

The preceding page is the last page of the Form 10-K. Exhibits to the Form 10-K have been included only with the copies of the Form 10-K filed with the SEC. A copy of this Form 10-K, including a list of exhibits, is available free of charge upon written request to Iconix Brand Group, Inc., 1450 Broadway, New York, NY 10018,Attention: Andrew Tarshis. In addition, upon similar request, copies of individual exhibits will be furnished upon payment of a reasonable fee.

The stock performance graph required by Item 201(e) of SEC Regulation S-K appears below.

STOCK PERFORMANCE GRAPH

The following line graph compares from December 31, 2005 to December 31, 2010 the cumulative stockholder return on the Company's common stock with the cumulative total return on stocks of companies comprising the NASDAQ Market Index and two peer groups assuming $100 was invested on December 31, 2005 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of all dividends, if any, paid on such securities. The Company has not paid any cash dividends, and, therefore, the cumulative total return calculation for the Company is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The peer group consists of Cherokee, Inc., Phillips-Van Heusen Corporation and V.F. Corporation. Historical stock price is not necessarily indicative of future stock price performance.



$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Iconix Brand Group, Inc.
NASDAQ Composite Index
Peer Group Index
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010

ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVENTED

The following table details unaudited reconciliations from non-GAAP amounts to U.S. GAAP and effects of these items:

(in thousands)	(Unaudited) Year ended Dec 31, 2010
Free Cash Flow [1]	$ 167
Reconciliation of Free Cash Flow:	
Net Income	99
Add: Non-cash income taxes, non-cash interest related to convertible debt, depreciation, amortization of trademarks and finance fees, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash gain/loss from sale of trademarks and non-cash write-off of marketable securities	71
Less: Capital expenditures	(3)
Free Cash Flow	$ 167

(1) Free Cash Flow, a non-GAAP financial measure, represents net income before depreciation, amortization, non-cash compensation expense, bad debt expense, net equity earnings from certain joint ventures, non-cash income taxes, non-cash interest related to convertible debt, non-cash gains/loss from sale of trademarks, non-cash write-off of marketable securities, and less capital expenditures. The Free Cash Flow also excludes any changes in Balance Sheet items. The Company believes Free Cash Flow is useful in evaluating its financial condition because it is representative of cash flow from operations that is available for repaying debt, investing and capital expenditures. This financial measure should not be considered as a subsitute for, or superior to, the measure of financial performance prepared in accordance with U.S. GAAP.

MISSION

TO BE THE WORLD'S PREMIER OWNER OF A DIVERSIFIED PORTFOLIO OF STRONG CONSUMER BRANDS

ICONIX

BRAND GROUP, INC.

1450 BROADWAY | 3RD FLOOR | NEW YORK, NY 10018 | 212.730.0030